SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2008

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petróleo Brasileiro S.A. - Petrobras

Independent accountants’ review report for the
Quarterly Information (ITR) of the
Quarter ended September 30, 2008

(A free translation of the original report in Portuguese, as filed with the Brazilian Securities Commission (CVM), prepared in accordance with rules of the CVM)

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 09/30/2008	Corporation Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

THE REGISTRATION WITH THE CVM DOES NOT IMPLY THAT ANY OPINION IS EXPRESSED ON THE COMPANY. THE INFORMATION PROVIDED IS THE RESPONSIBILITY OF THE COMPANY'S MANAGEMENT

1.01 - IDENTIFICATION

1 - CVM CODE 00951-2	2 - NAME OF THE COMPANY PETRÓLEO BRASILEIRO S.A. - PETROBRAS	3 - CNPJ (Taxpayers Record Number) 33.000.167/0001-01
4 - NIRE 33300032061

01.02 - HEAD OFFICE

1 - ADDRESS Av. República do Chile, 65 - 24th floor			2 - QUARTER OR DISTRICT Centro
3 - CEP (ZIP CODE) 20031-912	4 - CITY Rio de Janeiro			5 - STATE RJ
6 - AREA CODE 021	7 - PHONE 3224-2040	8 - PHONE 3224-2041	9 - PHONE -	10 - TELEX
11 - AREA CODE 021	12 - FAX 3224-9999	13 - FAX 3224-6055	14 - FAX 3224-7784
15 - E-MAIL petroinvest@petrobras.com.br

01.03 - DIRECTOR OF INVESTOR RELATIONS (BUSINESS ADDRESS)

1 - NAME Almir Guilherme Barbassa
2 – ADDRESS Av. República do Chile, 65 - 23rd floor			3 - QUARTER OR DISTRICT Centro
4 - CEP (ZIP CODE) 20031-912	5 - CITY Rio de Janeiro			6 - STATE RJ
7 - AREA CODE 021	8 - PHONE NUMBER 3224-2040	9 - PHONE NO. 3224-2041	10 – PHONE NO. -	11 - TELEX
12 - AREA CODE 021	13 - FAX 3224-9999	14 - FAX 3224-6055	15 - FAX 3224-7784
16 - E-MAIL barbassa@petrobras.com.br

01.04 - GENERAL INFORMATION/INDEPENDENT ACCOUNTANTS

CURRENT FISCAL YEAR		CURRENT QUARTER			PREVIOUS QUARTER
1 - BEGINNING	2 - ENDING	3 - QUARTER	4 - BEGINNING	5 - END	6 - QUARTER	7 - BEGINNING	8 - END
01/01/2008	12/31/2008	3	07/01/2008	09/30/2008	2	04/01/2008	06/30/2008
9- NAME OF INDEPENDENT ACCOUNTING FIRM KPMG Auditores Independentes						10- CVM CODE 00418-9
11- NAME OF THE ENGAGEMENT PARTNER Manuel Fernandes Rodrigues de Sousa						12- CPF (Taxpayers registration) 783.840.017-15

Pag: 1

01.05 - CURRENT BREAKDOWN OF PAID-IN CAPITAL

No. OF SHARES (THOUSANDS)	1- CURRENT QUARTER 09/30/2008	2 - PREVIOUS QUARTER 06/30/2008	3 - PREVIOUS YEAR 09/30/2007
Capital Paid-in
1 - Common	5.073.347	5.073.347	2.536.674
2 - Preferred	3.700.729	3.700.729	1.850.364
3 - Total	8.774.076	8.774.076	4.387.038
Treasury Stock
4 - Common	0	0	0
5 - Preferred	0	0	0
6 - Total	0	0	0

01.06 - CHARACTERISTICS OF THE COMPANY

1 - TYPE OF COMPANY Commercial, Industrial and Other
2 - SITUATION Operational
3 - TYPE OF SHARE CONTROL State Holding Company
4 - ACTIVITY CODE 1010 - Oil and Gas
5 - MAIN ACTIVITY Prospecting Oil/Gas, Refining and Energy Activities
6 - TYPE OF CONSOLIDATION Total
7 - TYPE OF SPECIAL REVIEW REPORT Unqualified

01.07 - CORPORATIONS/PARTNERSHIPS EXCLUDED FROM THE CONSOLIDATED STATEMENTS

1 - ITEM	2 - CNPJ (TAXPAYERS RECORD NUMBER)	3 - NAME

01.08 - DIVIDENDS/INTEREST ON CAPITAL APPROVED AND/OR PAID DURING AND AFTER THE CURRENT QUARTER

1 - ITEM	2 - EVENT	3 - APPROVAL DATE	4 - TYPE	5 - PET BEGINS ON	6 - TYPE OF SHARE	7 - DIVIDENDS PER SHARE

Pag: 2

01.09 - SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 - ITEM	2 - DATE OF CHANGE	3 - CAPITAL (R$ Thousand)	4 - AMOUNT OF CHANGE (R$ Thousand)	5 - REASON FOR CHANGE	7 - NUMBER OF SHARES ISSUED (Thousands)	8 - SHARE ISSUE PRICE (R$)
01	04/04/2008	78.966.691	26.322.230	Revenue Reserves/Capital Reserves	0	0,0000000000

1.10 - INVESTOR RELATIONS DIRECTOR

1 - DATE 11/11//2008	2 - SIGNATURE

Pag: 3

02.01 - UNCONSOLIDATED BALANCE SHEET - ASSETS (IN THOUSAND OF REAIS)

1 - Code	2 – DESCRIPTION	3 - 09/30/2008	4 - 06/30/2008
1	Total Assets	272.554.945	249.270.825
1.01	Current Assets	57.576.596	59.433.372
1.01.01	Cash and Cash Equivalents	7.769.940	17.357.995
1.01.01.01	Cash and Banks	95.024	776.449
1.01.01.02	Short Term Investments	7.674.916	16.581.546
1.01.02	Accounts Receivable, net	23.096.752	17.196.683
1.01.02.01	Customers	23.096.752	17.196.683
1.01.02.01.01	Customers	4.703.681	4.217.431
1.01.02.01.02	Subsidiary and Affiliated Companies	16.719.263	11.657.738
1.01.02.01.03	Other Accounts Receivable	1.961.682	1.608.919
1.01.02.01.04	Allowance for Doubtful Accounts	(287.874)	(287.405)
1.01.02.02	Miscellaneous Credits	0	0
1.01.03	Inventories	19.972.150	17.664.945
1.01.04	Other	6.737.754	7.213.749
1.01.04.01	Dividends Receivable	59.191	542.011
1.01.04.02	Recoverable Taxes	4.686.585	4.596.232
1.01.04.03	Prepaid Expenses	1.460.593	1.696.680
1.01.04.04	Other Current Assets	531.385	378.826
1.02	Non-current Assets	214.978.349	189.837.453
1.02.01	Long-Term Assets	88.616.912	70.421.637
1.02.01.01	Miscellaneous Credits	4.582.699	4.726.045
1.02.01.01.01	Petroleum and Alcohol Accounts – STN	804.759	801.042
1.02.01.01.02	Marketable Securities	3.216.043	3.335.993
1.02.01.01.03	Investments in Privatization Process	1.366	1.366
1.02.01.01.04	Other Accounts Receivable	560.531	587.644
1.02.01.02	Accounts Receivable, net	70.331.158	52.766.994
1.02.01.02.01	With Affiliates	0	0
1.02.01.02.02	With Subsidiaries	70.331.158	52.766.994
1.02.01.02.03	Other Companies	0	0
1.02.01.03	Other	13.703.055	12.928.598
1.02.01.03.01	Project Financing	2.302.065	2.077.050
1.02.01.03.02	Deferred Income Tax and Social Contribution	1.711.872	1.806.500
1.02.01.03.03	Deferred Value-Added Tax (ICMS)	1.448.926	1.161.993
1.02.01.03.04	Deferred PASEP/COFINS	3.957.695	3.551.181
1.02.01.03.06	Judicial Deposits	1.467.825	1.458.367
1.02.01.03.07	Advance for Pension Plan	1.384.553	1.346.948
1.02.01.03.08	Advances to Suppliers	366.895	321.646
1.02.01.03.09	Prepaid Expenses	580.559	682.904
1.02.01.03.10	Inventories	254.451	214.683
1.02.01.03.11	Other Non-Current Assets	228.214	307.326
1.02.02	Fixed Assets	126.361.437	119.415.816
1.02.02.01	Investments	29.495.250	28.658.866
1.02.02.01.01	In Affiliates	776.022	821.058
1.02.02.01.02	Goodwill in Affiliates	1.740.237	1.788.020
1.02.02.01.03	In Subsidiaries	26.323.753	25.390.943

Pag: 4

02.01 - UNCONSOLIDATED BALANCE SHEET - ASSETS (IN THOUSAND OF REAIS)

1 - Code	2 – DESCRIPTION	3 - 09/30/2008	4 - 06/30/2008
1.02.02.01.04	Goodwill in Subsidiaries	306.382	309.655
1.02.02.01.05	Other Investments	348.856	349.190
1.02.02.01.06	Rights/Advances - Acquisition Investments	0	0
1.02.02.02	Property, Plant and Equipment	93.012.641	86.886.370
1.02.02.03	Intangible	3.147.807	3.156.232
1.02.02.04	Deferred Charges	705.739	714.348

Pag: 5

02.02 - UNCONSOLIDATED BALANCE SHEET - LIABILITIES (IN THOUSAND OF REAIS)

1 - CODE	2 – DESCRIPTION	3 - 09/30/2008	4 - 06/30/2008
2	Liabilities and Stockholders' Equity	272.554.945	249.270.825
2.01	Current Liabilities	92.934.336	80.937.679
2.01.01	Loans and Financing	3.266.970	2.844.566
2.01.01.01	Financings	3.052.452	2.540.250
2.01.01.02	Interest on Financing	214.518	304.316
2.01.02	Debentures	0	0
2.01.03	Suppliers	9.729.171	7.872.396
2.01.04	Taxes, Contribution and Participation	11.804.202	9.756.238
2.01.05	Dividends payable	0	0
2.01.05.01	Dividends and Interest on Stockholders’ Capital Payable	0	0
2.01.06	Accruals	2.786.427	2.983.433
2.01.06.01	Payroll and Related Charges	1.842.502	1.611.763
2.01.06.02	Provision for Contingencies	54.000	54.000
2.01.06.03	Pension plan	460.259	386.091
2.01.06.04	Healthcare benefits plan	429.666	429.666
2.01.06.05	Profit sharing for employees and management	0	501.913
2.01.07	Debts with Subsidiaries and Affiliated Companies	55.411.808	39.992.406
2.01.07.01	Suppliers	55.411.808	39.992.406
2.01.08	Others	9.935.758	17.488.640
2.01.08.01	Advances from Customers	236.011	198.899
2.01.08.02	Project Financing	575.702	521.970
2.01.08.03	Non-Standardized Credit Rights Investment Fund	5.541.806	14.698.536
2.01.08.04	Others	3.582.239	2.069.235
2.02	Non-Current Liabilities	37.158.050	37.223.438
2.02.01	Non-Current Liabilities	36.480.717	36.772.991
2.02.01.01	Loans and Financing	5.562.257	5.919.948
2.02.01.01.01	Financing	5.562.257	5.919.948
2.02.01.02	Debentures	0	0
2.02.01.03	Accruals	23.768.629	23.149.435
2.02.01.03.01	Healthcare Benefits Plan	9.323.912	9.074.125
2.02.01.03.02	Provision for Contingencies	190.271	197.002
2.02.01.03.03	Pension Plan	4.205.506	4.226.544
2.02.01.03.04	Deferred Income Tax and Social Contribution	10.048.940	9.651.764
2.02.01.04	Subsidiaries and Affiliated Companies	829.159	1.372.407
2.02.01.05	Advance for Future Capital Increase	0	0
2.02.01.06	Others	6.320.672	6.331.201
2.02.01.06.01	Provision for Dismantling of Areas	5.937.035	5.971.638
2.02.01.06.02	Others Accounts and Expenses Payable	383.637	359.563
2.02.02	Deferred Income	677.333	450.447
2.04	Shareholders’ Equity	142.462.559	131.109.708
2.04.01	Capital	78.966.691	78.966.691
2.04.01.01	Subscribed and Paid-In Capital	78.966.691	78.966.691
2.04.01.02	Monetary Restatement of Capital	0	0
2.04.02	Capital Reserves	514.857	514.857
2.04.02.01	AFRMM and Other	0	0

Pag: 6

02.02 - UNCONSOLIDATED BALANCE SHEET - LIABILITIES (IN THOUSAND OF REAIS)

1 - CODE	2 – DESCRIPTION	3 - 09/30/2008	4 - 06/30/2008
2.04.02.02	Fiscal Incentive - Income Tax	514.857	514.857
2.04.03	Revaluation Reserve	14.071	15.250
2.04.03.01	Own Assets	0	0
2.04.03.02	Subsidiaries and Affiliated Companies	14.071	15.250
2.04.04	Revenue Reserves	36.450.015	36.450.015
2.04.04.01	Legal	7.612.508	7.612.508
2.04.04.02	Statutory	504.544	504.544
2.04.04.03	For Contingencies	0	0
2.04.04.04	Unrealized Earnings	0	0
2.04.04.05	Retention of Earnings	28.332.963	28.332.963
2.04.04.06	Undistributed Dividends	0	0
2.04.04.07	Others Revenue Reserves	0	0
2.04.05	Retained Earnings/(Accumulated losses)	26.516.925	15.162.895
2.04.06	Advance for Future Capital Increase	0	0

Pag: 7

03.01 - UNCONSOLIDATED STATEMENT OF INCOME FOR THE QUARTER (IN THOUSAND OF REAIS)

1 - Code	2 – DESCRIPTION	3- 07/01/2008 a 09/30/2008	4- 01/01/2008 a 09/30/2008	5- 07/01/2007 to 09/30/2007	6- 01/01/2007 to 09/30/2007
3.01	Gross Operating Revenues	58.128.617	155.950.146	44.202.319	123.880.229
3.02	Sales Deductions	(12.218.967)	(34.645.479)	(11.043.451)	(32.027.795)
3.03	Net Operating Revenues	45.909.650	121.304.667	33.158.868	91.852.434
3.04	Cost of Products and Services Sold	(28.479.401)	(71.838.406)	(18.271.459)	(49.733.088)
3.05	Gross profit	17.430.249	49.466.261	14.887.409	42.119.346
3.06	Operating Expenses	(381.018)	(10.665.795)	(7.087.152)	(18.053.808)
3.06.01	Selling	(1.620.443)	(4.586.086)	(1.483.144)	(3.976.752)
3.06.02	General and Administrative	(1.360.663)	(3.565.646)	(1.113.191)	(3.177.463)
3.06.02.01	Management and Board of Directors Remuneration	(1.146)	(3.757)	(958)	(2.982)
3.06.02.02	Administrative	(1.359.517)	(3.561.889)	(1.112.233)	(3.174.481)
3.06.03	Financial	(116.518)	406.684	425.871	1.055.854
3.06.03.01	Income	1.203.108	4.105.104	1.266.172	3.219.509
3.06.03.02	Expenses	(1.319.626)	(3.698.420)	(840.301)	(2.163.655)
3.06.04	Other Operating Income	0	0	0	0
3.06.05	Other Operating Expenses	2.101.859	(5.459.235)	(4.663.477)	(12.261.551)
3.06.05.01	Taxes	(82.707)	(229.609)	(194.192)	(534.453)
3.06.05.02	Cost of Research and Technological Development	(474.761)	(1.258.157)	(406.897)	(1.211.620)
3.06.05.03	Impairment	0	0	0	0
3.06.05.04	Exploratory Costs for the Extraction of Crude Oil and Gas	(642.605)	(1.702.074)	(374.740)	(826.077)
3.06.05.05	Healthcare and Pension Plan	(335.943)	(1.007.827)	(1.087.128)	(1.935.103)
3.06.05.06	Monetary and Foreign Exchange Variations, Net	5.559.581	2.863.481	(1.392.896)	(3.582.556)
3.06.05.07	Other Operating Expenses, Net	(1.921.706)	(4.125.049)	(1.207.624)	(4.171.742)
3.06.06	Equity Pick-up	614.747	2.538.488	(253.211)	306.104
3.07	Operating Income	17.049.231	38.800.466	7.800.257	24.065.538
3.08	Non-operating Income	(22.105)	316.120	(14.887)	(49.354)
3.08.01	Revenues	34.714	427.466	21.227	37.494
3.08.02	Expenses	(56.819)	(111.346)	(36.114)	(86.848)

Pag: 8

03.01 - UNCONSOLIDATED STATEMENT OF INCOME FOR THE QUARTER (IN THOUSAND OF REAIS)

1 - Code	2 - DESCRIPTION	3- 07/01/2008 a 09/30/2008	4- 01/01/2008 a 09/30/2008	5- 07/01/2007 to 09/30/2007	6- 01/01/2007 to 09/30/2007
3.09	Income before Taxes/Profit Sharing	17.027.126	39.116.586	7.785.370	24.016.184
3.10	Income Tax and Social Contribution	(5.342.029)	(11.532.747)	(1.162.821)	(6.711.834)
3.11	Deferred Income Tax	(332.245)	(1.114.362)	(950.322)	(444.455)
3.12	Statutory Participations/Contributions	0	0	0	0
3.12.01	Participations	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interest on Stockholders’ Capital	0	0	0	0
3.15	Net Income for the period	11.352.852	26.469.477	5.672.227	16.859.895
	Number of Shares. Ex-Treasury (Thousands)	8.774.076	8.774.076	4.387.038	4.387.038
	Net Income per Share	1,29391	3,01678	1,29295	3,84312
	Loss per Share

Pag: 9

04.01 – NOTES TO QUARTERLY INFORMATION

1 Presentation of the quarterly financial information

1.1 Significant accounting policies

The quarterly information has been produced in accordance with the accounting practices adopted in Brazil, in conformity with Brazilian Corporation Law and the standards and procedures laid down by the Brazilian Securities and Exchange Commission - CVM.

Certain balances relating to prior periods were reclassified in order to properly compare the interim financial information between the periods.

The authorization for concluding the preparation of these financial statements was granted at the Meeting of the Board of Directors held on November 11, 2008.

2 Conformity to Law No. 11.638/2007

Law No. 11.638 of December 28, 2007 amended and revoked several provisions of Law No. 6.404/76 and 6.385/76 that treat the preparation of the financial statements, with the objective to enable the future convergence of Brazilian accounting practices to international accounting standards (IFRS). These amendments are to be applied to the financial statements at the end of the financial year of 2008.

It should be noted that many of the provisions amended by the new law depend upon regulations to be issued by the Brazilian Securities and Exchange Commission - CVM.

On May 2, 2008, the CVM issued Instruction No. 469/08 that addresses the application of Law No. 11.638/07. In this instruction, companies are given the option as to whether to immediately apply all the accounting provisions contained in the new law to the Quarterly Information (ITRs) in the financial year of 2008, or to inform the amendments that could have effects on the financial statements at the end of the financial year of 2008 in the notes to the ITRs, estimating the possible effects on shareholders’ equity and net income for the period.

Petrobras opted to inform the effects of the new Law in the notes to the ITRs, in addition to effectively recording in the financial statements of September 30, 2008 those items deemed mandatory by Instruction No. 469/08, namely:

a. Tax incentives resulting from government investment subsidies or donations will no longer be classified under capital reserve, and will instead now be included in the income statement for the period in the same proportion of the related assets. Company Management may set aside the amount of net income that corresponds to these incentives to form a profit reserve, which may be excluded from the basis of calculation of the obligatory dividend.

The amounts of R$ 677.333 thousand, Parent Company, and R$ 677.462 thousand, Consolidated statements, relating to the tax incentives until the third quarter of 2008 have been recorded as deferred income until this matter is regulated definitively.

Pag: 10

b. Investments in affiliated companies in which management has significant influence, or in which it holds a 20% (twenty percent) or more interest in the voting capital, in subsidiaries and in other companies that form part of the same group or are under common control, are to be evaluated by the equity method.

The evaluation of investments in affiliated companies by the equity method, in line with the rule described above, must be reflected in the financial statements of September 30, 2008. However, no relevant effects have yet been identified in this respect.

c. Adjustments to present value of assets and liabilities resulting from long-term operations and relevant short-term operations.

Adjustments to present value of assets and liabilities resulting from long-term operations and relevant short-term operations, should be reflected in the financial statements of September 30, 2008, but no relevant effects have yet been identified with regard to these items.

Among the main amendments introduced by Law No. 11.638/07, we draw attention to the following issues that in the opinion of our Management will modify the form of presentation of our financial statements, as a result of the new criteria for determining the income and equity and financial position of the Company, as from the financial year of 2008. The effects presented were based on the Company’s best estimates for the pro-forma financial statements of September 30, 2008, with no comparison with previous periods:

a. Increases and reductions in amounts attributed to items in the assets, as a result of their having been valued at market prices, as follows:

Investments in financial instruments, including derivatives, and in credit rights and securities in the current or long-term assets, when “saleable” or “negotiable”. Other financial instruments are to be restated at present value or adjusted to probable realization value, if this is lower.

b. In operations involving transformations, mergers, consolidations and spin-offs between independent parties and in which control is effectively transferred, the assets and liabilities of the company to be merged or resulting from consolidation or spin-off are to be recorded at market value.

The impact of the restructuring of the petrochemical sector during the second quarter of 2008 should be evaluated as supplementary regulations to be issued. Conservatively, in assessing the impacts of the new law, the Company reversal that gain.

c. Investment of rights, the object of which are assets intended for maintaining the company’s activities or used for this purpose, including those resulting from transactions that transfer the benefits, risks and control of these assets to the Company.

Pag: 11

d. Existing balances of reassessment reserves may, optionally, be written back by the end of the financial year of 2008.

The Company decided to maintain the balances of the respective reassessment reserves, on September 30, 2008, in the amount of R$ 14.071 thousand (both Parent Company and Consolidated).

e. Classification under deferred assets has been restricted to pre-operating expenses and restructuring expenses that contribute to the increase in income in more than one financial period.

f. In addition, on January 29, 2008, the CVM issued CVM Resolution 534/08 which addresses the changes in foreign exchange rates and currency conversion of financial statements.

This resolution is applicable at the end of the financial year 2008. Petrobras opted to inform the effects of this resolution in the notes to the Quarterly Information of 2008.

The estimate effects by the adoption of the this resolution totalized on the September 30,2008 a reduction on the net income by R$ 177.602 thousand and R$ 216.892 thousand in the Parent Company and Consolidated respectively and a increase of R$ 16.822 thousand in Consolidated Shareholders' equity on the process of conversion of the financial statements and exchange rate loss on investments in companies based abroad.

Considering the facts mentioned, the Company’s Management will continue to evaluate the effects resulting from the future regulations.

Pag: 12

	R$ thousand

	09.30.2008				06.30.2008

ASSET	Consolidated		Parent Company		Consolidated		Parent Company

		Pro-forma		Pro-forma		Pro-forma		Pro-forma
	6.404/76	11.638/07	6.404/76	11.638/07	6.404/76	11.638/07	6.404/76	11.638/07
	(as informed)	(Estimated)*	(as informed)	(Estimated)*	(as informed)	(Estimated)*	(as informed)	(Estimated)*

Current
Cash and Cash Equivalents	10.776.131	10.776.131	7.769.940	7.769.940	11.046.248	11.046.248	17.357.995	17.357.995
Accounts Receivable, net	16.924.481	16.924.481	23.096.752	23.096.752	15.600.860	15.515.169	17.196.683	17.196.683
Dividends Receivable	2.882	2.882	59.191	59.191	2.882	2.882	542.011	542.011
Inventories	25.976.804	25.976.804	19.972.150	19.972.150	22.998.563	22.998.563	17.664.945	17.664.945
Taxes, Contributions and Participations	7.725.065	7.725.065	4.686.585	4.686.585	7.142.019	7.142.019	4.596.232	4.596.232
Prepaid Expenses	1.727.828	1.399.610	1.460.593	1.132.375	1.628.173	1.316.456	1.696.680	1.384.963
Other Current Assets	1.751.103	1.706.929	531.385	481.429	1.586.033	1.573.153	378.826	327.891

	64.884.294	64.511.902	57.576.596	57.198.422	60.004.778	59.594.490	59.433.372	59.070.720

Non-Current
Long-Term Assets
Accounts Receivable, net	2.042.734	2.042.734	70.891.689	70.891.689	2.653.642	2.653.642	53.354.638	53.354.638
Petroleum and alcohol account - STN	804.759	804.759	804.759	804.759	801.042	801.042	801.042	801.042
Marketable securities	3.511.408	3.511.408	3.216.043	3.216.043	3.616.130	3.616.130	3.335.993	3.335.993
Project financing			2.302.065	2.302.065			2.077.050	2.077.050
Advance to Suppliers	409.837	409.837	366.895	366.895	365.813	365.813	321.646	321.646
Judicial Deposits	1.742.616	1.742.616	1.467.825	1.467.825	1.722.225	1.722.225	1.458.367	1.458.367
Investments in privatization process	3.228	3.228	1.366	1.366	3.228	3.228	1.366	1.366
Prepaid Expenses	1.416.212	870.509	580.559	34.856	1.414.403	769.713	682.904	38.214
Advance for Pension Plan	1.384.553	1.384.553	1.384.553	1.384.553	1.346.948	1.346.948	1.346.948	1.346.948
Deferred Income Tax and Social
Contribution	10.072.044	10.089.254	7.118.493	7.142.752	9.069.910	9.121.080	6.519.674	6.539.036
Inventories	254.451	254.451	254.451	254.451	214.683	214.683	214.683	214.683
Other Non-current Assets	668.551	668.551	228.214	228.214	793.894	757.261	307.326	270.693

	22.310.393	21.781.900	88.616.912	88.095.468	22.001.918	21.371.765	70.421.637	69.759.676

Investments	7.761.821	5.563.211	29.495.250	32.254.499	7.650.941	5.213.490	28.658.866	28.811.159
Property, plant and equipment	168.177.827	169.586.177	93.012.641	110.794.733	152.271.715	153.717.371	86.886.370	104.792.491
Intangible assets	6.437.908	8.299.024	3.147.807	4.314.223	5.751.259	7.824.769	3.156.232	4.344.836
Deferred assets	2.372.312	2.266.608	705.739	634.388	2.583.726	2.485.551	714.348	657.400

	207.060.261	207.496.920	214.978.349	236.093.311	190.259.559	190.612.946	189.837.453	208.365.562

	271.944.555	272.008.822	272.554.945	293.291.733	250.264.337	250.207.436	249.270.825	267.436.282

* Including the effects of CVM Resolution 534/08

Pag: 13

	R$ thousand

	09.30.2008				06.30.2008

Liabilities	Consolidated		Parent Company		Consolidated		Parent Company

		Pro-forma		Pro-forma		Pro-forma		Pro-forma
	6.404/76	11.638/07	6.404/76	11.638/07	6.404/76	11.638/07	6.404/76	11.638/07
	(as informed)	(Estimated)*	(as informed)	(Estimated)*	(as informed)	(Estimated)*	(as informed)	(Estimated)*

Current
Financing	11.023.746	11.023.746	3.052.452	3.052.452	7.520.850	7.520.850	2.540.250	2.540.250
Interest on Financing	540.710	540.710	214.518	214.518	780.330	780.330	304.316	304.316
Leasing obligations		471.257		4.749.988		384.936		4.260.182
Suppliers	17.420.518	17.420.518	65.140.979	65.140.979	16.664.213	16.664.213	47.864.802	47.864.802
Taxes, Contributions and Participations	13.654.486	13.654.486	11.804.202	11.804.202	11.430.060	11.430.060	9.756.238	9.756.238
Project financing	333.696	333.696	575.702	575.702	238.378	238.378	521.970	521.970
Provision for Pension plan	490.013	490.013	460.259	460.259	423.647	423.647	386.091	386.091
Provision for Healthcare Plan	455.736	455.736	429.666	429.666	455.736	455.736	429.666	429.666
Payroll and related charges	2.281.953	2.281.953	1.842.502	1.842.502	1.941.894	1.941.894	1.611.763	1.611.763
Provision for Contingencies	54.000	54.000	54.000	54.000	54.000	54.000	54.000	54.000
Advances from Customers	621.551	621.551	236.011	236.011	502.075	502.075	198.899	198.899
Profit sharing for employees					570.196	570.196	501.913	501.913
Non-standard Credit Rights Investment Fund			5.541.806	5.541.806			14.698.536	14.698.536
Other Accounts and Expenses Payable	5.471.376	5.477.817	3.582.239	3.582.239	3.957.873	4.009.799	2.069.235	2.069.235

	52.347.785	52.825.483	92.934.336	97.684.324	44.539.252	44.976.114	80.937.679	85.197.861

Non-Current
Financing	35.479.442	35.479.442	5.562.257	5.562.257	32.451.649	32.451.649	5.919.948	5.919.948
Leasing obligations		734.344		17.347.744		730.198		15.109.887
Subsidiaries and affiliated companies	136.431	136.431	829.159	829.159	143.920	143.920	1.372.407	1.372.407
Deferred Income Tax and Social Contribution	11.980.335	11.840.517	10.048.940	9.929.010	11.990.494	12.876.884	9.651.764	10.407.958
Provision for Pension plan	4.668.636	4.668.636	4.205.506	4.205.506	4.658.400	4.658.400	4.226.544	4.226.544
Provision for Healthcare Plan	10.099.236	10.099.236	9.323.912	9.323.912	9.830.104	9.830.104	9.074.125	9.074.125
Provision for Contingencies	772.117	772.117	190.271	190.271	692.795	692.795	197.002	197.002
Provision for Dismantling of Areas	6.329.860	6.329.860	5.937.035	5.937.035	6.234.772	6.234.772	5.971.638	5.971.638
Other Accounts and Expenses Payable	1.703.320	1.703.320	383.637	383.637	1.188.560	1.188.560	359.563	359.563

	71.169.376	71.763.903	36.480.717	53.708.531	67.190.694	68.807.282	36.772.991	56.639.072

Deferred income	1.769.800	1.769.800	677.333	677.333	2.246.273	2.246.273	450.447	450.447
Minority Interests	6.208.824	6.405.026			6.580.201	6.418.819
Shareholders’ Equity
Capital	78.966.691	78.966.691	78.966.691	78.966.691	78.966.691	78.966.691	78.966.691	78.966.691
Capital Reserves	514.857	514.857	514.857	514.857	514.857	514.857	514.857	514.857
Equity adjustment		1.179.466		1.095.520		(1.846.240)		(1.860.208)
Revaluation Reserve	14.071	14.071	14.071	14.071	15.250	15.250	15.250	15.250
Revenue Reserves	34.392.878	33.072.433	36.497.463	35.171.543	34.502.731	33.010.795	36.496.285	35.018.449
Net Income	26.560.272	25.497.092	26.469.477	25.458.863	15.708.388	17.097.595	15.116.625	16.493.863

	140.448.769	139.244.610	142.462.559	141.221.545	129.707.917	127.758.948	131.109.708	129.148.902

	271.944.555	272.008.822	272.554.945	293.291.733	250.264.337	250.207.436	249.270.825	267.436.282

* Including the effects of CVM Resolution 534/08

Pag: 14

	Jan-Sep/2008
	R$ thousand

Statements of Income	Consolidated		Parent Company

		Pro-forma		Pro-forma
	6.404/76	11.638/07	6.404/76	11.638/07
	(as informed)	(Estimated) *	(as informed)	(Estimated) *

Gross operational Revenues
Sales
Products	207.464.815	201.176.927	155.642.674	155.642.674
Services, mainly freight	189.129	175.187	307.472	307.472

	207.653.944	201.352.114	155.950.146	155.950.146
Sales Deductions	(38.732.584)	(38.391.426)	(34.645.479)	(34.645.479)

Net Operating Revenues	168.921.360	162.960.688	121.304.667	121.304.667
Cost of Products and Services Sold	(109.727.924)	(103.944.415)	(71.838.406)	(69.911.493)

Gross profit	59.193.436	59.016.273	49.466.261	51.393.174
Other operating revenue (expenses)
Sales	(5.169.933)	(5.030.169)	(4.586.086)	(4.586.086)
Financial:
Expenses	(2.649.957)	(2.233.063)	(3.698.420)	(5.345.100)
Revenue	1.477.849	1.400.562	4.105.104	4.351.469
Monetary and Foreign Exchange Variations,
net	1.813.330	615.287	2.863.481	1.649.286
Generals and Administratives
Management and Directors’
Remuneration	(26.113)	(25.601)	(3.757)	(3.757)
Administrative	(5.141.166)	(5.056.010)	(3.561.889)	(3.561.889)
Taxes	(445.630)	(431.046)	(229.609)	(229.609)
Cost of Research and Technological
Development	(1.268.794)	(1.268.794)	(1.258.157)	(1.258.157)
Exploration Costs for the Oil and Gas	(2.169.901)	(2.112.806)	(1.702.074)	(1.702.074)
Healthcare and Pension Plans	(1.068.218)	(1.068.218)	(1.007.827)	(1.007.827)
Other Operating Expenses, Net	(4.477.275)	(4.432.099)	(4.125.049)	(4.125.049)

	(19.125.808)	(19.641.957)	(13.204.283)	(15.818.793)
Participation in Subsidiaries and Affiliated
companies
Equity pick-up	7.336	(105.354)	2.538.488	2.661.203

Operating Income	40.074.964	39.268.962	38.800.466	38.235.584
Non-operating expenses	371.477	(88.207)	316.120	(173.052)
Income before Taxes/Profit Sharing and
Minority Interests	40.446.441	39.180.755	39.116.586	38.062.532

Social contribution	(3.625.361)	(3.605.618)	(3.376.260)	(3.364.761)
Income Tax	(10.543.841)	(10.407.734)	(9.270.849)	(9.238.908)

Income before profit sharing for employees
and management and minority interest	26.277.239	25.167.403	26.469.477	25.458.863
Profit sharing for employees and management

Income before Minority Interest	26.277.239	25.167.403	26.469.477	25.458.863
Minority Interest	283.033	329.689

Net Income for the period	26.560.272	25.497.092	26.469.477	25.458.863

* Including the effects of CVM Resolution 534/08

Pag: 15

3 Cash and cash equivalents

	R$ thousand

	Consolidated		Parent company

	09.30.2008	06.30.2008	09.30.2008	06.30.2008

Cash and banks	1.511.109	2.072.151	95.024	776.449
Short-term investments
- Local:
Exclusive investment funds:
. DI	3.047.464	2.014.471	1.711.284	1.028.110
. Government bonds	1.119.789	686.853
. Credit rights			4.046.674	13.382.680
Financial investment funds:
. Currency	5.694	13.968
. DI	1.102.705	1.610.151
Other	447.668	378.505

	5.723.320	4.703.948	5.757.958	14.410.790

-Foreign
. Time deposit	1.104.866	2.504.667	885.277	1.429.640
. Fixed income securities	2.436.836	1.765.482	1.031.681	741.116

	3.541.702	4.270.149	1.916.958	2.170.756

Total short-term investments	9.265.022	8.974.097	7.674.916	16.581.546

Total cash and cash equivalents	10.776.131	11.046.248	7.769.940	17.357.995

The financial investments in Brazil have immediate liquidity and are mainly composed of quotas in exclusive funds, whose proceeds are invested in federal government bonds and financial derivative operations, executed by the managers of the funds, with the US dollar futures contracts and interbank deposits (DI) guaranteed by the Brazilian Futures and Commodities Exchange (BM&F). The exclusive funds do not have material financial obligations, and are limited to the obligations of adjustments of the positions of the BM&F, audit services, service fees related to the custody of assets and execution of financial operations and other administrative expenses. Short-term investment balances are recorded at cost, plus accrued income, which is recognized proportionately up to the balance sheet date at amounts not exceeding their respective market values.

At September 30, 2008, the Parent company had amounts invested in the Petrobras System’s nonstandardized credit assignment investment fund (FIDC-NP). This investment fund is intended predominantly for acquiring performing and/non-performing credit rights from operations carried out by the companies in the Petrobras System, and aimed at optimizing the financial management of the cash of the Parent company and its subsidiaries. Petrobras consolidates the FIDC-NP in its financial statements. The assignment of credit rights recorded in the current liabilities of the Parent company in the amount R$ 5.541.806 thousand (R$ 14.698.536 thousand at June 30, 2008) was offset in the Consolidated statements by the amounts invested in the FIDC-NP. The investments in the government bonds are recorded under cash and cash equivalents (Consolidated statements) according to their respective terms.

Pag: 16

At September 30 and June 30, 2008, the Company and its subsidiary PifCo had amounts invested abroad in an investment fund that held, amongst others, debt securities of companies of the Petrobras System and a special purpose entity, related mainly to the CLEP and Malhas projects, in amounts equivalent to R$ 8.626.037 thousand and R$ 7.171.950 thousand, respectively. This amount refers to Consolidated companies and was offset against the balance of financing in current and non-current liabilities.

4 Trade accounts receivable, net

	R$ thousand

	Consolidated		Parent company

	09.30.2008	06.30.2008	09.30.2008		06.30.2008

Clients
Third parties	16.960.674	16.296.820	4.703.681		4.217.431
Related parties (Note 5.1)	958.106	1.307.565	87.050.421	(*)	64.424.732	(*)
Other	3.557.556	2.940.507	2.522.213		2.196.563

	21.476.336	20.544.892	94.276.315		70.838.726

Less: allowance for doubtful accounts	(2.509.121)	(2.290.390)	(287.874)		(287.405)

	18.967.215	18.254.502	93.988.441		70.551.321

Less: long-term accounts receivable, net	(2.042.734)	(2.653.642)	(70.891.689)		(53.354.638)

Short-term accounts receivable, net	16.924.481	15.600.860	23.096.752		17.196.683

(*)
This does not include dividends receivable of R$ 59.191 thousand as of September 30, 2008 (R$ 542.011 thousand at June 30, 2008) and reimbursements receivable of R$ 1.471.409 thousand as of September 30, 2008 (R$ 1.532.408 thousand at June 30, 2008) and Credit Assignment Investment Fund of R$ 3.237.690 thousand at September 30, 2008 (R$ 13.081.992 thousand at June 30, 2008).

	R$ thousand

	Consolidated		Parent company

Change in allowance for doubtful accounts	09.30.2008	06.30.2008	09.30.2008	06.30.2008

Balance at the beginning of the quarter	2.290.390	2.349.012	287.405	278.969
Additions (*)	219.200	22.115	3.327	10.573
Write-offs (**)	(469)	(80.737)	(2.858)	(2.137)

Balance at the end of the quarter	2.509.121	2.290.390	287.874	287.405

Short-term	1.454.669	1.416.888	287.874	287.405
Long-term	1.054.452	873.502

(*)	Includes positive exchange variation of provision for uncollectible accounts constituted at foreign companies.
(**)	Includes negative exchange variation of provision for uncollectible accounts constituted at foreign companies.

Pag: 17

5 Related party transactions

Petrobras carries out commercial transactions with its subsidiaries, affiliated companies and a special purpose companies under normal market conditions. The transactions for the purchase of petroleum and oil products carried out by Petrobras with the subsidiary PifCo have longer settlement terms due to the fact that PifCo is a subsidiary created for this purpose, with the levying of the due charges in the period. The passing on of prepayments for exports and international market funding is done at the same rates obtained by the subsidiary. The revenue, earnings and charges in connection with other transactions, especially intercompany loans, are established based on normal market conditions and/or in accordance with specific legislation.

5.1 Assets

	R$ thousand

	Parent Company

	Current Assets			Non-current Assets

	Account receivable, mainly from sales	Cash and cash equivalents	Dividends receivable	Advance for capital increase	Amounts earmarked for building gas pipelines	Loans	Other operations	Reimbursements receivable	Total assets

Petroquisa and subsidiaries (*)	13.279					4			13.283
Petrobras Distribuidora and subsidiaries (*)	1.621.417					245.218	229.523		2.096.158
Gaspetro and subsidiaries (*)	573.841			8.028	848.920	13.060			1.443.849
PifCo and subsidiaries	11.339.233					42.396.580	21.779		53.757.592
PNBV and subsidiaries	3.819			9.414			5.072		18.305
Downstream and subsidiary	384.776					326.335			711.111
Transpetro and subsidiary	736.690		59.191						795.881
PIB-BV Holanda and subsidiaries (*)	201.277						72.968		274.245
Brasoil and subsidiaries	11.428					25.045.228	4.452		25.061.108
BOC	172					408.870	54		409.096
17 de Maio and subsidiaries	36.889					47.518			84.407
Petrobras Comercializadora de Energia Ltda.	138.288								138.288
Credit Rights Investment Fund (**)	(808.984)	4.046.674							3.237.690
Other subsidiaries and affiliated companies	598.349			132.610		515.513	12		1.246.483
Petrobras Negócios Eletrônicos	383								383
Thermoelectrics	392.957			132.610		515.513			1.041.080
Affiliated companies	203.849								203.849
Other	1.160						12		1.172
Specific Purpose Entity	977.423							1.471.409	2.448.832
09/30/2008	15.827.897	4.046.674	59.191	150.052	848.920	68.998.326	333.860	1.471.409	91.736.329
06/30/2008	11.357.050	13.382.680	542.011	160.666	749.097	51.770.290	86.941	1.532.408	79.581.143

(*)	Includes transactions with jointly-controlled subsidiaries
(**)	Includes R$66.210 thousand of prepaid expenses.

Pag: 18

R$ thousand

Interest Rates of Active Loans

Index	september-08	june-08

TJLP + 5% p.a.	326.250	277.078
LIBOR + 1 to 3% p.a.	67.850.680	50.802.165
1,70% p.a.	326.334	275.102
101% of CDI	250.198	184.192
14,5% p.a.	86.265	86.987
IGPM + 6% p.a.	158.596	144.761
Other rates	3	5

	68.998.326	51.770.290

Bolivia-Brazil gas pipeline

The section of the Bolivia-Brazil gas pipeline in Bolivia is the property of Gás Transboliviano S.A. (GTB), in which Gaspetro holds a minority interest (11%).

A US$ 350 million turnkey contract for the construction of the Bolivian section of the pipeline was entered into with Yacimientos Petrolíferos Fiscales Bolivianos (YPFB), which was subsequently passed on to GTB, and it will be paid off over 12 years starting in January 2000, in the form of transport services.

At September 30, 2008, the balance of the rights to future transport services, on account of costs already incurred in the construction up to that date, plus interest of 10,7% p.a., is R$ 488.325 thousand (R$ 422.616 thousand at June 30, 2008), of which R$ 366.895 thousand is classified as advances to suppliers (R$ 321.646 thousand at June 30, 2008) which includes the amount of R$ 117.214 thousand (R$ 98.270 thousand at June 30, 2008) related to the anticipated acquisition of the right to transport 6 million cubic meters of gas for a period of 40 years (TCO - Transportation Capacity Option).

The Brazilian section of the gas pipeline is the property of Transportadora Brasileira Gasoduto Bolívia-Brasil S.A. (TBG), a subsidiary of Gaspetro. At September 30, 2008, Petrobras’s total receivable from TBG for management, forwarding of costs and financing related to the construction of the gas pipeline and the anticipated acquisition of the right to transport 6 million cubic meters of gas for a period of 40 years (TCO), amounted to R$ 848.920 thousand (R$ 749.097 thousand at June 30, 2008), and is classified under net current assets as accounts receivable, net.

Pag: 19

5.2 Liabilities

	R$ thousand

	Parent Company

	Current Liabilities						Non-Current Liabilities

	Suppliers, mainly for purchases of oil and oil products	Advances from clients	Afreightment of platforms	Project Financing	Credit assignment investment fund - FIDC	Other Operations	Loans	Export prepayments	Other Operations	Total Liabilities

Petroquisa and subsidiaries (*)	(18.715)					(27)				(18.742)
Petrobras Distribuidora and subsidiaries (*)	(235.662)	(58.708)							(117.231)	(411.601)
Gaspetro and subsidiaries (*)	(462.411)	(187.500)								(649.911)
PifCo and subsidiaries	(50.563.286)	(106.544)						(666.722)		(51.336.552)
PNBV and subsidiaries	(293.707)		(1.447.208)							(1.740.915)
Downstream and subsidiary	(35.547)									(35.547)
Transpetro and subsidiary	(1.109.657)					(50)				(1.109.707)
PIB-BV Holanda and subsidiaries (*)	(229.397)	(17.780)				(354)				(247.531)
Brasoil and subsidiaries	(30.293)	(919)	(8.522)							(39.734)
Petrobras Comercializadora de Energia Ltda.	(454)									(454)
Credit Rights Investment Fund					(5.541.806)					(5.541.806)
Other subsidiaries and associated companies	(530.178)	(32)					(45.206)			(575.416)
Petrobras Negócios Eletrônicos	(3.383)									(3.383)
Other	(8.194)	(32)								(8.226)
Themoelectrics	(435.135)									(435.135)
Afilliated companies	(83.466)						(45.206)			(128.672)
Specific Purpose Companies	(73.641)			(242.006)						(315.647)
09/30/2008	(53.582.948)	(371.483)	(1.455.730)	(242.006)	(5.541.806)	(431)	(45.206)	(666.722)	(117.231)	(62.023.563)
06/30/2008	(38.424.944)	(294.591)	(1.272.299)	(283.592)	(14.698.536)	(572)	(44.176)	(581.123)	(747.107)	(56.346.940)

* Includes transactions with jointly-controlled subsidiaries

Pag: 20

5.3 Income Statement

	R$ Thousand

	PARENT COMPANY

	INCOME STATEMENT

	Operational	Financial	Monetary and
	income mainly	income	Exchange
	from sales	(Expenses), net	Variations, net	TOTAL

Petroquisa and Subsidiaries *	330.312		1.212	331.524
Petrobras Distribuidora S.A. and Subsidiaries *	37.297.615	(77.500)	(16.775)	37.203.340
Gaspetro and Subsidiaries *	3.350.811	(13.197)	66.754	3.404.368
PifCo and Subsidiaries	15.530.328	(211.871)	562.879	15.881.336
PNBV and Subsidiaries	-		(137.023)	(137.023)
Downstream and Subsidiary	3.366.446	3.460	36.653	3.406.559
Transpetro and Subsidiariary	363.789		8.900	372.689
PIB-BV Holanda and Subsidiaries *	106.598		9.720	116.318
Brasoil and Subsidiaries		919.370	2.070.184	2.989.554
BOC		21.463	36.836	58.299
Petrobras Comercializadora de Energia Ltda	387.740			387.740
Ipiranga Asfaltos	138.795	636		139.431
Quattor Participações and subsidiary	1.043.795			1.043.795
Refinaria de Petróleo Ipiranga	139.520			139.520
Credit Rights Investment Fund		41.493		41.493
Other subsidiaries and associated companies	4.371.636	22.418	50.024	4.444.078
Petrobras Negócios Eletrônicos	3.630		104	3.734
Others
Thermoeletric Power Plants	102.790	25.674	41.165	169.629
Affiliated companies	4.265.216	(3.256)	8.755	4.270.715
Specific Purpose Companies	51.045			51.045
09/30/2008	66.478.430	706.272	2.689.364	69.874.066
09/30/2007	52.964.122	947.151	(2.573.887)	51.337.386

* Includes transactions with jointly-controlled subsidiaries.

Pag: 21

5.4 Transactions with government entities and pension funds

The Company is controlled by the Federal Government and carries out various transactions with government entities in the normal course of its operations.

Significant transactions with government entities and the pension fund resulted in the following balances:

	R$ thousand

	Consolidated

	09.30.2008		06.30.2008

	Assets	Liabilities	Assets	Liabilities

Petros (Pension fund)	1.384.553	929.106	1.346.948	594.797
Banco do Brasil S.A.	2.970.997	4.058.280	3.676.914	4.165.703
BNDES		8.686.007		7.703.183
Judicial Deposits (CEF and BB)	1.479.141	61.877	1.524.764	161.982
Petroleum and alcohol account - Federal government credits	804.759		801.042
Government bonds	4.424.267		4.184.665
Other	654.462	594.500	679.280	640.438

	11.718.179	14.329.770	12.213.613	13.266.103

Current	4.475.074	4.021.822	4.648.595	3.243.876
Non-current	7.243.105	10.307.948	7.565.018	10.022.227

Pag: 22

The balances are classified in the balance sheet as follows:

	R$ thousand

	Consolidated

	09.30.2008		06.30.2008

	Assets	Liabilities	Assets	Liabilities

Assets
Current assets	4.475.074		4.648.595

Cash and cash equivalents	3.968.481		4.143.792
Accounts receivable, net	60.368		85.818
Other current assets	446.225		418.985

Non-current assets	7.243.105		7.565.018

Petroleum and alcohol account - STN	804.759		801.042
Judicial deposits	1.478.038		1.524.706
Advance to pension plan	1.384.553		1.346.948
Marketable Securities	3.370.342		3.661.390
Other long-term assets	205.413		230.932

Liabilities
Current liabilities		4.021.822		3.243.876

Financing		3.320.843		2.511.847
Other current liabilities		700.979		732.029

Non-current liabilities		10.307.948		10.022.227

Financing		9.881.546		9.512.954
Other non-current liabilities		426.402		509.273

	11.718.179	14.329.770	12.213.613	13.266.103

Pag: 23

6 Inventories

	R$ thousand

	Consolidated		Parent company

	09.30.2008	06.30.2008	09.30.2008	06.30.2008

Products:
Petroleum products (*)	9.285.335	7.223.736	6.992.947	5.219.834
Fuel alcohol (*)	394.697	251.820	136.201	71.611

	9.680.032	7.475.556	7.129.148	5.291.445

Raw materials, mainly crude oil (*)	11.245.047	10.889.875	8.858.417	8.606.474
Maintenance materials and supplies (*)	3.251.972	3.071.086	2.785.190	2.700.102
Advances to suppliers	1.445.329	1.300.156	1.400.654	1.257.600
Other	608.875	476.573	53.192	24.007

Total	26.231.255	23.213.246	20.226.601	17.879.628

Short-term	25.976.804	22.998.563	19.972.150	17.664.945
Long-term	254.451	214.683	254.451	214.683

(*) Includes imports in transit.

7 Petroleum and alcohol account - STN

In order to settle accounts with the Federal Government pursuant to Provisional Measure nº 2.181, of August 24, 2001, after providing all the information required by the National Treasury Department (STN), Petrobras is seeking to settle the remaining differences between the parties.

At September 30, 2008, the balance of the account was R$ 804.759 thousand (R$ 801.042 thousand at June 30, 2008) and this can be settled by the Federal Government by issuing National Treasury Notes in an amount equal to the final balance for the settling of accounts or through offsetting against other amounts that Petrobras may be owing the Federal Government at the time, including tax related amounts or a combination of the foregoing operations.

Pag: 24

8 Marketable Securities

The marketable securities, classified as non-current assets, are comprised as follows:

	R$ thousand

	Consolidated		Parent company

	09.30.2008	06.30.2008	09.30.2008	06.30.2008

NTN-B	3.211.229	3.327.564	3.207.545	3.327.564
B certificates	130.266	108.327
Other	169.913	180.239	8.498	8.429

	3.511.408	3.616.130	3.216.043	3.335.993

The B Series National Treasury Notes (NTN-B) were used as a guarantee, on October 23,2008, after the confirmation of the agreements into with Petros, for settling Petrobras’s liabilities. The face value of the NTN-Bs is restated by the Amplified Consumer Price Index (IPCA). Interest coupons will be paid half-yearly at the rate of 6% p.a. on the restated face value of these notes. These notes fall due in 2024 and 2035, with retrieval to be made in full on their respective due dates.

The B certificates, which were received by Brasoil on account of the sale of platforms in 2000 and 2001, have semi-annual maturity dates until 2011 and yield interest equivalent to the Libor rate plus 0,70% p.a. to 4,25% p.a.

9 Project financing

Petrobras carries out projects jointly with Brazilian and international finance agencies and companies in the petroleum and energy sector for the purpose of making feasible the investments needed in the business areas in which the company operates.

Considering that the project financing is made feasible through Special Purpose Entities (SPE), the activities of which are essentially controlled by Petrobras, the expenditure incurred by the Company on projects being negotiated or already negotiated with third parties are classified in the consolidated financial statements as non-current assets - property, plant and equipment.

Pag: 25

9.1 Specific purpose entities

a) Project financing

Project / Estimated investment	Purpose	Main guarantees	Current stage

Barracuda and Caratinga US$ 3,1 billion	To make the development of the production of the Barracuda andCaratinga fields in the Campos Basin viable. The SPE Barracuda and Caratinga Leasing Company B.V. (BCLC) is in charge of building all the assets (wells, submarine equipment and production units) required for the project. It also owns them.	Guarantee provided by Brasoil to cover BCLC’s financial needs.	Operating, with assets in the final stage of construction.

Marlim	Consortium with Companhia Petrolífera Marlim (CPM), which provides Petrobras with submarine equipment for petroleum production in the Marlim field.	70% of the production of the field limited to 720 days.	Operating.

US$ 1,5 billion

NovaMarlim	Consortium with NovaMarlim Petróleo S.A. (NovaMarlim) which provides submarine equipment for petroleum production and reimburses operating costs arising from operating and maintaining the field assets through an advance already made to Petrobras.	30% of the production of the field limited to 720 days.	Operating.

US$ 834 million

CLEP	Companhia Locadora de Equipamentos Petrolíferos (CLEP)provides, for Petrobras’s
	use, assets linked to petroleum production located in the Campos Basin, through a lease agreement for a period of 10 years, at the end of which Petrobras will have the right to acquire shares in the SPE or the project’s assets.	Lease prepayments in the event the revenue is not sufficient to meet the obligations with financers.	Operating.

US$ 1,3 billion

PDET	PDET Offshore S.A. is the owner of the project’s assets and its objective is to improve the infrastructure for transfer of the oil produced in the Campos Basin to the refineries in the Southeast region and for exporting. The assets will be leased to Petrobras for 12 years.	All the project’s assets will be pledged as collateral	Operating.

US$ 1,2 billion

Pag: 26

Project / Estimated investment	Purpose	Main guarantees	Current stage

Malhas	A consortium formed by Transpetro, Transportadora Associada de Gás (TAG)ex-TNS, Nova Transportadora do Sudeste (NTS) and Nova Transportadora do Nordeste (NTN). NTS and NTN contribute to the Malhas consortium through building assets related to transport of natural gas. TAG (a 100% Gaspetro company) provides assets that have already been built. Transpetro contributes as operator of the gas pipelines.	Prepayments based on transport capacity to cover any eventual consortium cash shortages.	It has been operating since January 1, 2006. The, Campinas- Rio stretch of pipeline was completed on May 18, 2008 and is currently awaiting the operating license (LO)and authorization to operate (AO), while the Catu- Carmópolis stretch is in the final stages of completion.

US$ 1,1 billion

Modernization of	The objective of this project is to increase the heavy oil processing capacity of the Henrique Lage Refinery (Revap) bringing the diesel it produces into line with new Brazilian specifications and reducing pollution emission levels. To do this the SPE, Cia. de Desenvolvimento e Modernização de Plantas Industriais – CDMPI, was created, which will build and will lease to a Petrobras a delayed coking plant, a coke naphtha hydro-treatment unit and related units to be installed in this refinery. The executive committee has authorized an increase in the investment of US$300 million.	Prepayments of leasing to cover eventual cash shortages of CDMPI.	In the stage of building its assets.
Revap

US$ 1,2 billion

Cabiúnas	A project with the object of increasing the transport capacity for the Campos Basin gas production. Cayman Cabiunas Investment Co. Ltd. (CCIC) provides the assets to Petrobras under an international lease agreement.	Pledge of 10,4 billion m3 of gas.	Operating.

US$850 million

Consolidated in the
leasing agreement

Others		Ownership of the assets or an additional lease payment in the event the revenue is not sufficient to meet obligations with financers.	Operating.
(Albacora, Albacora/
Petros and PCGC)

US$ 495,5 million

Pag: 27

b) Project financing in progress

Project / Estimated investment	Purpose	Main guarantees	Current stage

Gasene	Transportadora Gasene S.A. is responsible for the construction and future ownership of pipelines for transport of natural gas with a total length of 1,4 thousand km and a transport capacity of 20 million cubic meters per day, connecting the Cabiúnas Terminal in Rio de Janeiro to the city of Catu in the state of Bahia.	Pledge of credit rights. Pledge of shares in the SPE.	Long-term financing signed with BNDES in December 2007 in the amount equivalent to R$ 4,51 billion, including funds transferred from the China Development Bank (CDB) in the amount of US$ 750 million. A loan obtained from BB Fund SPC of up to R$ 800 million for construction of the gas pipeline with the issuing of US$ 210 million in promissory notes in October 2006. The first stretch of the Gasene project, the Cabiúnas-Vitória gas pipeline, is currently in the testing stage, while the second stretch, the Cacimbas-Catu pipeline, is in the construction stage.

US$ 3 billion

Marlim Leste	To develop the production of the Marlim Leste field Petrobras will use a stationary production unit (UEP), P-53, which will be chartered from Charter Development LLC.
	The bare boat charter agreement will be executed for a period of 15 years as from the date of signing.	All the assets of the project will be given in guarantee.	Construction of the platform was concluded in September 2008. It is predicted that the project will start up operations before the end of the year.
(P-53)

US$ 1,8 billion

Amazônia	Construction of 385 km of gas pipeline between Coari and Manaus, and 285 km of LPG pipeline between Urucu and Coari, both of which are under the responsibility of Transportadora Urucu Manaus S.A.; and construction of a 488 MW thermoelectric power station in Manaus, through Companhia de Geração Termelétrica Manauara S.A.	Pledge of credit rights. Pledge of the shares of the SPE.	Long-term financing in the amount of R$ 2,49 billion was signed with BNDES in December 2007. A loan obtained from BB Fund SPC of up to R$ 1 billion, for which US$ 265 million in promissory notes has already been issued. The LPG pipeline is in the construction stage, while the branch lines are in the contracting stage.

US$ 1,4 billion

Pag: 28

Project / Estimated investment	Purpose	Main guarantees	Current stage

Mexilhão	Construction of a platform (PMXL-1) for production of natural gas in the Mexilhão and Cedro fields in the Santos Basin, through Companhia Mexilhão do Brasil (CMB), which will be responsible for obtaining the funds needed to build the platform. After it is built, PMXL-1 will be leased to Petrobras, which holds the concession for exploration and production in the aforementioned fields.	To be defined	Obtaining of short-term funding, in the amount up to US$ 516 million, through issuing Promissory Notes acquired by the BB Fund. Building of assets in progress

US$ 756 million

9.2 Reimbursements receivable and ventures under negotiation

The balance receivable, net of advances received, referring to the costs incurred by Petrobras on account of projects already negotiated with third parties, is classified in non-current assets as Project financing and is broken down as follows:

	R$ thousand

	Parent company

Projects	09.30.2008	06.30.2008

Cabiúnas	752.926	752.912
PDET	1.160.464	1.129.396
Malhas-Nordeste	96.353	96.351
Malhas-Sudeste	78.196	77.769
Other	128	129

Total	2.088.067	2.056.557

Advances	(616.658)	(524.149)

Total net reimbursements receivable	1.471.409	1.532.408

Ventures under negotiation (*)	830.656	544.642

Total project financing	2.302.065	2.077.050

(*) Comprises expenses already incurred by Petrobras on projects for which partners have not been specified.

Pag: 29

9.3 Project financing obligations

		R$ thousand

		Parent company

	Project	09.30.2008	06.30.2008

PDET Offshore S.A.	PDET	200.333	200.333
NovaMarlim Petróleo S.A.	NovaMarlim	41.673	83.259

Total		242.006	283.592

a) NovaMarlim Project

NovaMarlim Petróleo S.A. provided funding for the project, the balance of which, net of operating costs already incurred by Petrabas was around R$ 2.072.862 thousand (R$ 2.031.276 thousand at June 30, 2008) and transferred assets of around R$ 49.465 thousand. At September 30, 2008 the liability balance was R$ 41.673 thousand (R$ 83.259 thousand at June 30, 2008), classified under current liabilities as Project financing.

b) PDET Project

PDET Offshore S.A. passed on to Petrobras R$ 1.198.357 thousand as an advance for future sale of assets and reimbursement of expenses incurred by Petrobras. In December 2007, Petrobras assigned a contract with Consórcio Norberto Odebrecht Engenharia S.A. (CNO) to PDET Offshore S.A. in the total amount of R$ 998.024 thousand. This left Petrobras with the balance of R$ 200.333 thousand, classified under current liabilities as Project financing.

9.4 Accounts Payable related to consortiums

	R$ thousand

	Consolidated

	09.30.2008	06.30.2008

Cia. Petrolífera Marlim	208.680	173.939
Nova Marlim Petróleo	98.670	41.602
Fundação Petrobras de Seguridade Social - Petros	26.346	22.837

Total	333.696	238.378

Petrobras maintains consortium agreements for the purpose of supplementing the development of oil field production, for which the balance payable to consortium partners at September 30, 2008 was R$ 333.696 thousand (R$ 238.378 thousand at June 30, 2008), classified under current liabilities as Project financing.

Pag: 30

10 Judicial Deposits

The judicial deposits in court are presented according to the nature of the corresponding lawsuits:

	R$ thousand

	Consolidated		Parent company

	09.30.2008	06.30.2008	09.30.2008	06.30.2008

Labor	612.821	603.569	587.585	579.298
Tax (*)	845.352	836.891	632.732	634.169
Civil (*)	275.668	273.112	244.749	242.141
Other	8.775	8.653	2.759	2.759

Total	1.742.616	1.722.225	1.467.825	1.458.367

(*) Net of the deposit related to the judicial proceedings provisioned for, when applicable.

Other information

• Search and apprehension of ICMS/taxpayer substitution payments considered to be not due

Petrobras was sued in the courts of Goiás, Tocantins, Bahia, Pará, Maranhão and in the Federal District, by oil distribution companies under the allegation that it does not pass on to state governments the Domestic Value-Added Tax (ICMS) collected according to the legislation upon fuel sales.

Of the total amount related to legal actions of approximately R$ 728.895 thousand, up to September 30, 2008, R$ 80.159 thousand had been withdrawn from the Company’s accounts as a result of judicial rulings of advance relief, with a provision having been made for losses of R$ 73.902 thousand. On appeal, these judicial rulings of advance relief were annulled.

Petrobras, with the support of the state and federal authorities, has succeeded in stopping the execution of other withdrawals, and is making all possible efforts to obtain reimbursement of the amounts that had been unduly withdrawn from its accounts.

• Other restricted deposits

The courts have blocked other amounts due to labor claims that totaled R$ 57.733 thousand as of September 30, 2008 (R$ 23.213 thousand as of June 30, 2008), recorded in non-current assets as judicial deposits.

Pag: 31

11 Investments

11.1 Investments held by the Parent Company in Subsidiaries, Jointly-controlled Subsidiaries and Affiliated Companies

	R$ thousand

	09.30.2008	06.30.2008

Subsidiaries
Petrobras Distribuidora S.A. - BR	7.379.920	7.015.564
Petrobras Gás S.A - Gaspetro	4.145.187	3.895.559
Termorio S.A.	2.752.164	2.695.088
Petrobras Química S.A -Petroquisa	2.228.735	2.411.608
Petrobras Netherlands B.V. - PNBV	2.153.180	1.543.605
Petrobras Transporte S.A. - Transpetro	1.823.988	1.781.378
Petrobras Internacional Braspetro B.V. - PIB BV	825.291	848.905
Termomacaé Ltda.	801.737	775.798
17 de Maio Participações S.A.	699.876	663.954
Downstream Participações Ltda.	689.907	1.115.416
Braspetro Oil Services Company - Brasoil	366.390	337.928
Termobahia S.A.	300.565	316.459
Petrobras Comercializadora de Energia - PBEN	222.863	206.999
FAFEN Energia S.A.	219.291	236.899
Baixada Santista Energia Ltda.	213.795	217.876
5283 Participações Ltda.	207.715	213.674
Termoceará Ltda.	193.366	186.429
SFE - Sociedade Fluminense de Energia Ltda.	183.836	175.543
UTE Juiz de Fora S.A.	149.503	145.396
Fundo de Investimento Imobiliário RB Logística – FII	85.682	55.213
Petrobras Negócios Eletrônicos S.A. - E-Petro	23.690	22.836
Petrobras Bicombustível S.A.	10	10
Refinaria Abreu e Lima S.A.	7	7
Goodwill/discount in Subsidiaries	296.944	309.655

	25.963.642	25.171.799

Jointly controlled subsidiaries
Termoaçu S.A.	458.527	458.519
Brasil PCH S.A.	60.984
UTE Norte Fluminense S.A.	57.119	58.890
Breitener Energética S.A.	40.569
Brasympe Energia S.A.	14.373
Companhia Energética Manauara	8.604
Brentech Energia S.A.	7.770
Other companies	9.109	11.390
Goodwill/discount in Jointly-controlled Subsidiaries	9.438

	666.493	528.799

Affiliated companies
Quattor Participações S.A.*	606.053	688.716
UEG Araucária Ltda.	132.097	132.342
Energética Camaçari Muricy I S.A.	20.469
Arembepe Energia S.A.	13.565
Other companies	3.838
Goodwill/discount in Affiliated Companies	1.740.237	1.788.020

	2.516.259	2.609.078

Other investments	348.856	349.190

	29.495.250	28.658.866

* New name of Dapean Participações S.A. after the incorporation of Fasciatus Participações S.A.

Pag: 32

11.2 Goodwill and discount

Goodwill of US$ 412 million, equivalent to R$ 788.692 thousand, was recorded on the acquisition, in September 2006, of 50% of Pasadena Refining System Inc. (PRSI) through the intermediary of Petrobras America Inc. (PAI), of which US$ 201 million, equivalent to R$ 384.774 thousand, was based on the appreciation of assets, with amortization calculated in accordance with the useful life of the assets, and US$ 211 million, equivalent to R$ 403.917 thousand, on the expectation of future income, with amortization over 10 years.

In the acquisition of share control of Suzano Petroquímica S.A., through the intermediary of Pramoa Participações S.A., goodwill was calculated at R$ 1.241.303 thousand, determined on the economic basis of expected future income, with amortization over 10 years.

In the incorporation of Grust Holding S.A. into Braskem, initiated by Petroquisa in order to integrate the Southern petrochemical assets, a discount with no economic basis was recorded amounting to R$ 424.167 thousand, to be amortized only on the sale or disposal of the investment. Prior to this transaction, Grust Holding S.A. held a direct and indirect interest of 36,5% in Copesul and direct shareholdings of 40% in Ipiranga Química (IQ) and 40% in Petroquímica Paulínia (PPSA).

Changes in goodwill/discount:

	R$ thousand

	Consolidated	Parent company

Balance of goodwill/discount as of December 31, 2007	1.619.927	1.075.958

Goodwill on the acquisition of shares of Ipiranga Química	669.841	669.841
Goodwill on the acquisition of shares of Alvo	472.983	472.983
Goodwill on the acquisition of shares of Brasil PCH		9.438
Discount on the acquisition of shares of Braskem	(424.167)
Amortization of goodwill	(279.081)	(205.817)
Amortization of discount	18.488	6.496
Other (*)	59.599	17.720

Balance of goodwill/discount as of September 30, 2008	2.137.590	2.046.619

(*) Includes foreign exchange variations on balances of companies located abroad

In the parent Company financial statements, the balance of discount, in the amount of R$ 257.658 thousand is recorded under investments and in the consolidated financial statements, the amount of R$ 59.616 thousand is recorded as deferred income.

Pag: 33

11.3 Investments in listed companies

We present below the indirect investments in publicly held companies with shares traded on the stock market:

	Lot of a thousand shares			Price on stock exchange (R$ per share)		Market value R$

Company	09.30.2008	06.30.2008	Type	09.30.2008	06.30.2008	09.30.2008	06.30.2008

Subsidiaries
Pepsa	1.249.717	1.249.717	ON	1,86	2,02	2.324.474	2.524.428
Pesa (*)	229.729	229.729	ON	5,44	5,26	1.249.726	1.208.375

						3.574.200	3.732.803

Affiliated
companies
Braskem	59.014	59.014	ON	11,49	14,49	678.071	855.113
Braskem	62.965	61.698	PNA	10,17	12,76	640.354	787.266
Quattor
Petroquímica	50.588	50.588	PN	7,99	10,60	404.198	536.233
PQU	18.152	16.911	ON	14,55	14,25	264.112	240.982
PQU	16.299	15.406	PN	14,59	14,16	237.802	218.149

						2.224.537	2.637.743

(*) These shares do not include PEPSA’s interest.

The market value of these shares does not necessarily reflect the realization value of a representative lot of shares.

11.4 Other Information

a) Investments in Ecuador

a.1) Agreement with Teikoku Oil Co. Ltd. on operations in Ecuador

On January 11, 2007, the Ministry of Mines of Ecuador approved the agreement previously signed in January 2005, for the sale by Petrobras Energia S.A. (Pesa) to Teikoku of 40% of the rights and obligations of the contracts for participation in blocks 18 and 31 in Ecuador and the transfer of 40% of the contract for transfer of oil with Oleoducto de Crudos Pesados Ltd. (OCP). The parties are carrying out the necessary actions in order to amend these sharing agreements, which must be approved by Petroecuador, to incorporate Teikoku Oil Ecuador S.A. as a partner in these agreements. Once these contractual amendments have been made, they will begin to have an effect on the economic terms and conditions of the aforementioned transaction.

In March 2008, Petroecuador notified EcuadorTLC S.A. of a request for prescription of the contract for block 18, requested by the State Attorney General (Equador), based on supposed irregularities in the process of assignment to Teikoku Oil Ecuador of its 40% share in block 18 and in Palo Azul, as well as on a supposed absence of registration that the Attorney General understands is necessary for the setting up of a consortium between the different members of the sharing agreement and, in addition, for repeated sanctions for infractions committed against the Hydrocarbons Law.

Pag: 34

In April 2008, EcuadorTLC replied to the notification from Petroecuador, backing up its reply with all the documentation that proves the groundless of the claim, since the transfer of participation was approved by all the intervening administrative agencies and since there exists a firm Ministerial Agreement that authorizes the transfer and obliges Petroecuador to amend the sharing agreement and to grant the respective deeds of assignment.

a.2) New Hydrocarbons Law

In April 2006, the “Ley Reformatória” which amended the “Ley de Hidrocarburos” was enacted in Ecuador and regulated in July 2006, establishing that the Government shall hold a minimum interest of 50% in the extraordinary revenues generated by increases to the sale price of Ecuadorian oil as compared to the monthly average oil sale price established at the date the respective oil sale contracts were executed, stated in the currency of the month of settlement.

In January 2007, EcuadorTLC, a subsidiary of Pesa, paid the amount equivalent to R$ 46.053 thousand charged by Petroecuador, relating to the period from April to December 2006, and from this date onwards, despite disagreeing with the change, EcuadorTLC began making the payments based on the criteria established by Petroecuador.

In July 2007, Petroecuador notified EcuadorTLC of the differences in the value calculated for the Palo Azul field relating to the period from January to June 2007 in the amount equivalent to R$ 25.470 thousand, using a different methodology to calculate the shares. EcuadorTLC requested that Petroecuador reconsider the criteria utilized for the calculation, as it maintains that it had applied the criteria suggested by the Attorney General and the same method of calculation used by Petroecuador in January and February 2007.

In October 2007, the “Dirección Nacional de Hidrocarburos” (DNH) notified EcuadorTLC of a new charge, relating to the period from April 25, 2006 to December 31, 2006, including interest, which implies an additional expense of US$ 30 million.

On October 18, 2007 the Hydrocarbons Law was amended, increasing the State’s share in the extraordinary surpluses in the price of the oil to 99%, thus reducing the share of the oil companies to 1%. On December 28, Ecuador’s Constituent Assembly passed the “Ley de Equidad Tributaria”, which implements a major tax reform, including new taxes, as from January 01, 2008

The set of changes produced by the above-mentioned reform altered the terms established by the parties with regard to the approval of the respective participation agreements, affecting projections of profitability of the current business operations in Ecuador and the ability to recoup the investments made. Consequently, in order to adjust the book value of the assets to their estimated recovery value, a provision amounting to R$ 308.796 thousand (US$ 174.333 thousand).

On January 18, 2008, Petroecuador informed the existence of a single debt of US$ 66 million, corresponding to the differences accumulated between April 2006 and December 2007.

Pag: 35

Based on the opinion of its legal counsel, EcuadorTLC S.A. considers Law 42/2006, to constitute a violation of the contractual rights. In line with this position, as from January 2008, EcuadorTLC stopped recording the amounts charged by Petroecuador with regard to that law. The amounts charged relating to the period from January to June 2008 total US$ 166 million. The financial statements of September 30, 2008 do not include any provision for these contingencies.

In order to protect the position held by EcuadorTLC, a notification was sent to the Attorney General’s Office of Ecuador with the terms provided in the “Tratado de Protección de Reciproca de Inversiones” entered into between the Republic of Ecuador and the Republic of Argentina, which once the timeframes for negotiation between the parties have expired, enables recourse to the forms of arbitration set forth in the treaty, in order to obtain a solution to the deadlock.

The Company is currently in negotiations with the Ecuadorian government to restore the economic equilibrium of the operations in blocks 18 and 31, which was upset as a result of the above mentioned measures. The Company is unable to guarantee that the economic and financial equilibrium of the operations in Ecuador, with regard to long term profitability, will be reestablished as a result of these negotiations.

On September 16, 2008, Petrobras Energia Equador, a subsidiary of Petrobras Energia S.A. (PESA), entered into an agreement with the Government of Ecuador, in which it will return the concession of exploration block 31 and transfer part of the transport capacity contracted under ship or pay from Oleoducto de Crudos Pesados Ltd. This agreement is subject to approval by the Ecuadorian Government and the Board of Directors of PESA.

On October 31, 2008, Ecuador TLC and at the Ecuadorian Government entered into an agreement to amend the terms of the contract for operation of Block 18 for a period of one year, during which time it will negotiate the possibility of migration to a new type of contract. In addition as from the signing of the abovementioned agreement, the Law of tax equity will be applied, so that the Ecuadorian government receives a 70% of the sales on a new price based on agreed sales.

b) Investments in Argentina

• Sale of shareholding in a power company in Argentina - Compañia Inversora em Transmisión Eléctrica S.A. - Citelec

On December 14, 2007, the regulatory organizations and the competent authorities of Argentina approved the transfer, by Petrobras Energia S.A. - PESA, of the shares of Compañia Inversora en Transmisión Elétrica S.A. - Citelec, which has a 52,67% interest in Compañia de Transporte en Energia Eléctrica en Alta Tensión - Transener S.A., to Energía Argentina S.A. - Enarsa and to Electroingenieria S.A, in equal parts.

The sale is part of a commitment undertaken by Petrobras Participaciones S.L. with the Argentinean government when it became the majority shareholder of PEPSA, the parent company of PESA.

Pag: 36

The sale was made at a price of US$ 54 million (R$ 95.650 thousand) and did not generate any significant gains. The agreement provided for an additional amount to be paid, resulting from the full tariff review applicable to September 30, 2008. As up to this date no tariff review has been approved, there has been no corresponding revenue from this source.

c) New Investments Abroad

c.1) In Japan

In 2008 Petrobras acquired 87.5% of the shares of the Japanese company Nansei Sekiyu Kabushiki Kaisha (NSS), which comprises a refinery with a capacity of 100.000 bpd, which refines light petroleum and produces high-quality oil products, a terminal for petroleum and oil products with a storage capacity of 9.6 million barrels, three wharves capable of receiving ships of products to 97.000 Deadweight tonnage (dwt) and a monobouy for Very Large Crude Carriers (VLCC) to 280.000 dwt.

The transfer of share control was completed in April 2008.

c.2) In Chile

On August 7, 2008, Petrobras entered into an agreement for the purchase of the stake of ExxonMobil in Esso Chile Petrolera and in other affiliated Chilean companies.

The agreement covers the fuel business in the retail, industrial and aviation markets (the chemicals, lubricants and a special products businesses of ExxonMobil in Chile are not part of the agreement) and the transfer of control should take place in the second quarter of 2009, together with the payment of approximately US$ 400 million.

c.3) In Argentina

On September 29, 2008, the conclusion of the acquisition by PESA in Argentina of 25,67% of the assets of the Sierra Chata blocks, already producing natural gas, and of 52,37% of the assets of Prava Negra, in the exploration stage, from ConocoPhilips for the total amount of US$ 77 million, increased primarily of changes in working capital.

Pag: 37

d) Ipiranga Group

On April 18, 2007, Ultrapar (on its own behalf), having Braskem S.A. and Petróleo Brasileiro S.A. - Petrobras (both through a commission agreement) as intervening parties, acquired control of the companies comprising the Ipiranga Group. Under the terms of the investment agreement signed by Ultrapar, Braskem and Petrobras, Ultrapar took control over the fuel and lubricant distribution businesses in the South and South-East regions (“Southern Distribution Assets”), Petrobras would control the fuel and lubricant distribution businesses in the North, North-East and Central-West regions (“Northern Distribution Assets”), and Braskem obtained the control over the petrochemical assets, represented by Ipiranga Química S.A. (IQ), Ipiranga Petroquímica S.A. (IPQ) and over this company’s interests in Companhia Petroquímica do Sul (Copesul), with Petrobras also holding an interest in the petrochemical assets. The oil refinery assets held by Refinaria de Petróleo Ipiranga (RPI) are shared equally by Petrobras, Ultrapar and Braskem.

Ultrapar is in charge of carrying out the corporate reorganization of the companies that were acquired, with the aim of separating the assets attributed to each one of the purchasing companies.

The transaction was presented to the Brazilian antitrust authorities (Administrative Council for Economic Defence - CADE, Department of Economic Rights - SDE, and the Department of Economic Monitoring - SEAE).

With respect to fuel distribution businesses CADE has made it clear that the terms of the Writ of Prevention, referring to acts of concentration, did not prevent Petrobras and Ultrapar – the acquirers of the distribution businesses of the Ipiranga Group - from maintaining understandings with the aim of formulating a corporate governance design that removes any risk to competition. CADE granted authorization for holding meetings between Petrobras and Ultrapar for presentation of the proposal.

On May 16, 2007, CADE unanimously approved an agreement replacing the items of the writ of prevention that prevented Petrobras from participating in strategic and commercial decisions related to the acquisition of the distribution assets of the Ipiranga Group.

The document called “Agreement for Preservation of the Reversibility of the Operation (APRO)” permitted Petrobras to choose an independent manager and to negotiate the implementation of a governance content that guaranteed the preservation of the assets and rights of the minority shareholders, with performance of the timetable for the operation remaining unchanged.

With APRO, the management of the distribution assets acquired by Petrobras began to be conducted independently of the assets acquired by Ultrapar.

Monthly presentations of results to Petrobras have been made by the independent manager of the distribution assets of Petrobras, respecting the 60 day gap. The reports containing the data presented to Petrobras are sent to CADE each month and are duly filed.

In October and November 2007 public offerings were made for acquisition of the common shares issued by RPI, DPPI aand CBPI.

Pag: 38

On December 18, 2007, Special General Meetings were held by RPI, DPPI, CBPI and Ultrapar, which decided favorably on the “Incorporation of Shares”. The shareholders of the companies of the Ipiranga Group holding preferred shares received shares of Ultrapar in accordance with the pre-established exchange ratio.

The operation to acquire the Ipiranga Group is in the final stage, in which Ultrapar is finalizing the process of corporate reorganization of the companies of the Ipiranga Group, with the objective to enable the separation and transfer of the Refinery Assets.

With regard to the distribution businesses, the spinoff of Companhia Brasileira de Petróleo Ipiranga - C.B.P.I. took effect on April 30, 2008 e, consequently, Alvo Distribuidora de Combustíveis Ltda. and Ipiranga Asfaltos S.A. - IASA began operating independently from CBPI.

On May 14, 2008, Ultrapar effected the transfer of the fuel and lubricants distribution assets located in the North, Northeast and Central-West and the asphalt assets received by Petrobras through a special purpose company called 17 de Maio Participações S.A.

17 de Maio Participações is a closely-held company and has as its significant assets the asphalt assets, held within IASA, and the distribution assets, held within a limited company called Alvo Distribuidora de Combustíveis Ltda. In this phase, Petrobras disbursed the amount of R$ 705.811 thousand.

On July 24, 2008, the CADE accepted Petrobras request to revise the APRO so as to no longer impede immediate access to Alvo’s accounting and financial information, removing the obligatory 60-day delay to such access.

On May 18, 2007, with respect to the petrochemical businesses, Petrobras and Braskem sent a request for registration of the tag along Public Offering for Shares of IPQ, which permitted the private acquisition for R$ 118.000 thousand of the shares held by the minority shareholders on June 28, 2007. On July 4, 2007, the CVM granted the request for dispense of the above mentioned public offering for shares and on July 18, 2007 IPQ had its registration as a publicly held company cancelled.

After the granting of the registration of the public offering for shares for delisting shares of Copesul on August 10, 2007 by CVM, on October 5, 2007 there was the auction for acquisition of the common shares of Copesul. The amount of the operation was R$ 1.294.236 thousand.

On February 27, 2008, Ultrapar transferred to Petrobras a 40% interest in the shares representing the capital of Ipiranga Química S.A. The vehicle used was UPB Participações S.A., which is a closed corporation created for this specific purpose and whose only significant asset is the stake mentioned above. In this phase Petrobras disbursed the amount of R$ 412.386 thousand.

On March 24, 2008 Petrobras incorporated UPB, after approval at an EGM held on that date.

Pag: 39

The goodwill on the petrochemical and fuel distribution businesses was determined on the economic basis of expected future income, with amortization over ten years.

In the refinery businesses, in the current phase with the incorporation of the shares, Petrobras now has the right to receive 33,33% of RPI from Ultrapar, concluding this stage on January 2009. Petrobras consolidates the financial statements of the refinery assets of RPI proportionately, in line with the shared control exercised by Petrobras, Braskem and Ultrapar.

On October 21, 2008, the board of directors of RPI approved the change in its name to Refinaria de Petróleo Riograndense S.A..

e) Braskem Investment Agreement

On November 30, 2007, an investment agreement was entered into between Braskem, Odebrecht, Petrobras, Petroquisa and Norquisa, in which it was agreed that the petrochemical assets held up by Petrobras and Petroquisa would be transferred to Braskem. With this transfer the joint interest of Petrobras and Petroquisa in the voting capital of Braskem will increase from 8,1% to 30%, and from 6,8% to 25% of the total capital.

The petrochemical assets involved in the transaction are: (i) 37,3% of the voting and total capital of Copesul; (ii) 40% of the voting and total capital of IPQ, a wholly controlled subsidy of IQ; (iii) 40% of the voting and total capital of IQ; (iv) up to 100% of the voting and total capital of Petroquímica Triunfo (Triunfo); and (v) 40% of the voting and total capital of Petroquímica Paulínia (PPSA).

An addendum to the investment agreement was added on May 14, 2008, which divided the transaction into two stages. The first stage was completed on May 30, 2008, when Petrobras and Petroquisa transferred to Braskem their 36,5% interest in Copesul, their 40% interest in IQ and their 40% interest in PPSA, now holding 30% of the voting capital and 23,1% of the total capital of Braskem. This stage was concluded on September 30, 2008 with the incorporation by Braskem of Copesul, PPSA and IPQ.

In the second stage, Petrobras and Petroquisa will have the option of transferring to Braskem up to 100% of the voting and total capital of Triunfo. If this does not occur, Petrobras and Petroquisa may pay cash equivalent to the financial value of the asset, through which Petrobras and Petroquisa will then hold 25% of the total capital of Braskem.

On May 30, 2008, Petrobras, Petroquisa, Odebrecht and Norquisa, with the mediation of Braskem, executed Braskem’s new shareholder agreement.

The transaction was approved by CADE (Administrative Council for Economic Defense - Brazil's antitrust authority) on July 9, 2008.

Pag: 40

f) Acquisition of Suzano Petroquímica S.A

The acquisition of the controlling interest of Suzano Petroquímica S.A. (SZPQ) through acquiring Pramoa Participações S.A. (Pramoa) and its subsidiary Dapean Participações S.A. (Dapean), equivalent to 99,9% of the common shares and 76,57% of the total capital of SZPQ, was concluded on November 30, 2007.

Petrobras paid the selling shareholders the total amount of R$ 2.100.402 thousand, corresponding to R$ 13,27 per common share and R$ 10,61 per preferred share.

On March 24, 2008, Pramoa was merged into Petrobras after approval in the special general meeting.

On December 28, 2007, a request was filed with the Brazilian Securities Commission (CVM) to register and make a public offering for acquisition of the common and preferred shares of SZPQ held by its other shareholders for the price of R$ 13,27 per common share and R$ 10,61 per preferred share.

On April 30, 2008, the CVM approved the registration of the public offering for acquisition of the shares of SZPQ, conditioned to certain adjustments which were accepted by Petrobras, including updating the prices of the offering.

Petrobras published the Term of Public Offering on May 12, 2008. The period for qualification and adherence of the minority shareholders to the public offering began on the same date and closed on June 19, 2008

The Public Offering for Suzano Petroquímica was held on June 20, 2008, when Quattor Participações S.A. acquired (i) 102.906 common shares (92,7% adhesion) for the price of R$ 14,08 per common share; and (ii) 50.147.172 preferred shares (94,6% adhesion) for the price of R$ 11,26 per preferred share.

On June 30, Suzano Petroquímica S.A. changed its name to Quattor Petroquímica S.A.

g) Investment agreement with Unipar

On November 30, 2007, Petrobras, Petroquisa and Unipar entered into an Investment Agreement, where the creation of an integrated company with control shared in the proportion of 60% by Unipar and 40% by Petrobras and Petroquisa was agreed to. The objective of creating the petrochemical company was to pool their assets for the production of thermoplastic resins, basic petrochemicals and related activities, aiming at obtaining production on a worldwide scale and greater competitiveness.

The petrochemical assets that Petrobras and Petroquisa contributed (“Petrobras Assets”) to form the petrochemical company were: (i) 99,9% of the voting capital and 76,57% of the total capital of Suzano Petroquímica S.A. (SZPQ), and (ii) 17,48% of the voting capital and 17,44% of the total capital held by Petroquisa in Petroquímica União S.A. (PQU).

Pag: 41

Similarly, Unipar would contribute with the “Unipar Assets”, namely: (i) 33,3% of the voting and total capital of Rio Polímeros S.A. (Riopol); (ii) 54,96% of the voting capital and 51,35% of the total capital of PQU; (iii) 99,99% of the voting and total capital of Polietilenos União S.A (PU); (iv) all the assets, rights and obligations related to the operation of Unipar Divisão Química (UDQ); and (v) a cash amount of R$ 380.000 thousand, corresponding to the value of the price to be paid for: (a) all the 16,67% interest in the total capital held by Petroquisa in Riopol; and 15,98% of SZPQ’s interest in Riopol, for the agreed upon price of R$ 0,9152 per share.

On February 14, 2008, the shareholders of Dapean Participações S.A. (Dapean) decided to redeem all the class A preferred shares of the company, thus decreasing its capital by R$ 495.000 thousand.

On June 11, 2008, Petroquisa transferred its interest in PQU, valued at R$ 152.927 thousand, to Dapean, subscribing 19.315.055 common shares (ON) and 10.060.727 preferred shares (PNRB). The PNRB shares were redeemed on the same day for the amount of R$ 52.375 thousand and the stake in the capital of Dapean was distributed between Petrobras and Petroquisa in the proportion of 79,8% and 20,2% respectively.

On the same date, the parties equalized their stakes in Rio Polímeros in accordance with Note 11.4. h (sale of part of the shares of Rio Polímeros S.A.).

At a later date Dapean merged Fasciatus Participações S.A., a specific purpose entity that held the “Unipar Assets”, thus concentrating all the “Petrobras and Unipar Assets” in Dapean. This incorporation was made at book value and the exchange ratio established by the economic value of the assets. The transaction generated non operational income of R$ 326.082 thousand (Parent company) and R$ 408.796 thousand (Consolidated), due to the gain through the change in the percentage of corporate interest (see Note 2 - Conformity with Law 11.638/2007) .

In the same corporate act for this incorporation, Dapean changed its name to Quattor Participações S.A. (Quattor) and Unipar became the majority shareholder with 60% of the voting and total capital of the company. The interest of the Petrobras System in Quattor became 40% of the voting and total capital, distributed between Petrobras and Petroquisa, holding 31,9% and 8,1%, respectively.

The transaction was approved by CADE (Administrative Council for Economic Defense) without restrictions on July 9, 2008.

On August 1, 2008, Quattor concluded the acquisition of (i) 1.670.279 common shares and 876.216 preferred shares held by Companhia Brasileira de Estireno S.A. (“CBE”) at the price of R$ 15,2741 per share, and (ii) 1.489.109 common shares and 1.314.256 preferred shares held by Oxiteno S.A. – Indústria e Comércio (“OXITENO”) at the price of R$ 17,1834 per common share and R$ 15,2741 per preferred share. Accordingly, Quattor now directly and indirectly held 86,91% of the voting capital and 82,31% of the total capital of PQU.

On the same date PQU’s shareholders’ agreement was canceled.

Pag: 42

h) Sale of part of the shares of Rio Polímeros S.A

On January 7, 2008 the board of directors of Suzano Petroquímica S.A. (SZPQ) approved the sale of part of its shareholding in Rio Polímeros S.A. (“Riopol”), corresponding to 24,31% of its capital, continuing to hold a 9,02% interest in its capital. The right of preference to the shares, established in the shareholders’ agreement, was partially exercised but not proportionately (i) 15,98% of the capital was acquired by Unipar through its specific purpose entity, Fasciatus Participações S.A. (Fasciatus); (ii) 8,33% by BNDES Participações and (iii) none of the shares held by the Company were acquired by Petroquisa.

On July 11, 2008, part of the shares held by SZPQ, representing 24,31% of the capital of Rio Polímeros, was sold to Fasciatus and BNDES for the amount of R$ 283.010 thousand.

On the same date, Petroquisa sold its 16,67% interest in the capital of the Company to Fasciatus for the amount of R$ 194.007 thousand.

i) Acquisition of the shares of Termobahia

On April 03, 2008, Petrobras concluded the transaction to purchase all of the shares of Termobahia S.A. held by Blade Securities Limited for R$ 9.363 thousand.

Blade is a special purpose company, which has its registered offices in Ireland and that by means of a financing agreement with the Inter-American Development Bank (IDB), held an interest in Termobahia.

With the early repayment to the IDB, all the obligations and restrictions deriving from this financing agreement ceased, thus eliminating the impediment to increase Petrobras’ shareholding in Termobahia.

j) Incorporation of a biofuels company

Petrobras Biocombustível S.A. was incorporated on June 16, 2008, as a wholly controlled subsidiary of Petrobras, for the purpose of developing production of ethanol, biodiesel and any other associated or similar products and activities, as well as to promote integration of various areas of the company with regard to the issue of biofuels.

With this subsidiary, Petrobras takes advantage of the business opportunity arising from the increase in world demand for biofuels and, in addition, strengthens its position as a company committed to the environment and social development. Besides contributing to reducing global warming, biofuels production generates jobs and income in rural areas, by employing family farms to produce the raw materials.

On July 29, 2008, Petrobras Biocombustível opened its first commercial biodiesel production plant in Candeias (Bahia). This plant will have an annual production capacity of 57 million liters of biodiesel.

Pag: 43

On October 3, 2008, Petrobras delivered its first commercial production of biodiesel. The first shipment of 44.780 liters of biodiesel left Usina de Candeias in Bahia on October 3, 2008.

The Quixadá (CE) biodiesel refinery was inaugurated on August 20, 2008 and like the Candeias (BA) refinery it has the capacity to produce 57 million liters of biodiesel per year.

On October 22, 2008, Quixadá refinery, delivered its first production. On this day 73 thousand liters of biodiesel were shipped from the unit.

These deliveries are part of the production that is sold by the company in ANP’s biodiesel auctions. In all, 8 million liters of biodiesel were sold.

In addition to the two refineries in operation, a third, located in Montes Claros (MG), is in the final stage of construction. The total production capacity of the three refineries will be 170 million liters per year.

k) Transfer of shares of energy companies

On July 31, 2008, the shareholdings in energy companies owned by Petrobras Distribuidora were transferred to Petrobras through a share purchase transaction in the amount of R$ 183.509 thousand.

This transfer will permit the consolidation of the energy generation park of Petrobras and the unified management of these businesses in the holding company.

Petrobras and Petrobras Distribuidora informed ANEEL of the transaction beforehand. In addition, considering that the shareholdings will remain within the system, Petrobras and Petrobras Distribuidora filed a joint petition to the Brazilian System in Defense of Competition (SBDC), informing it of the substitution of Petrobras Distribuidora by Petrobras in the list of shareholders of the companies.

Pag: 44

12 Property, plant and equipment

12.1 By business segment

	R$ thousand

	Consolidated

	09.30.2008	06.30.2008

	Net	Net

Exploration and production	91.580.222	83.292.610
Supply	31.347.387	28.536.224
Distribution	2.841.782	2.802.499
Gas and energy	24.388.629	22.962.965
International	16.172.225	12.906.056
Corporate	1.847.582	1.771.361

Total	168.177.827	152.271.715

Pag: 45

12.2 By type of asset

		R$ thousand

		Consolidated

		09.30.2008			06.30.2008

	Estimated
	useful life		Accumulated
	in years	Cost	depreciation	Net	Net

Buildings and improvements	25 to 40	8.309.122	(3.170.212)	5.138.910	4.609.728
Equipment and other assets	3 to 30	104.642.296	(50.856.947)	53.785.349	48.577.669
Land		1.010.773		1.010.773	881.394
Material		5.540.068		5.540.068	5.354.986
Advances to suppliers		4.349.804		4.349.804	3.446.359
Expansion projects		53.863.521		53.863.521	47.979.254
Petroleum and gas exploration
and production
development costs (E&P)		77.312.537	(32.823.135)	44.489.402	41.422.325

		255.028.121	(86.850.294)	168.177.827	152.271.715

		R$ thousand

		Consolidated

		09.30.2008			06.30.2008

	Estimated
	useful life		Accumulated
	in years	Cost	depreciation	Net	Net

Buildings and improvements	25 a 40	4.603.411	(1.818.324)	2.785.087	2.555.414
Equipment and other assets	3 a 30	44.812.232	(29.347.778)	15.464.454	14.499.533
Land		445.957		445.957	425.019
Material		4.419.390		4.419.390	4.391.901
Advances to suppliers		1.482.889		1.482.889	1.165.692
Expansion projects		32.585.946		32.585.946	29.132.695
Petroleum and gas
exploration and production
development costs (E&P)		63.865.754	(28.036.836)	35.828.918	34.716.116

		152.215.579	(59.202.938)	93.012.641	86.886.370

The equipment and facilities for petroleum and gas production, related to the respective developed wells, are appreciated according to the monthly volume of production in relation to the proven and developed reserves of each field. The straight line method is used for assets with a useful life shorter than the life of the field or for assets that are linked to fields in various stages of production. Other equipment and assets not related to petroleum and gas production are depreciated according to their estimated useful life.

Material expenditures incurred on scheduled stoppages for maintenance of the industrial units and vessels, which include the spare parts, and stripping and assembly services, amongst others, are recorded in the property, plant and equipment.

The stoppages occur in programmed periods on average every four years and the respective expenses are depreciated as production costs until the next stoppage.

Pag: 46

12.3 Petroleum and gas exploration and development expenses

	R$ thousand

	Consolidated		Parent company

	09.30.2008	06.30.2008	09.30.2008	06.30.2008

Capitalized expenditures	77.312.537	72.610.908	63.865.754	62.067.020
Accumulated depreciation	(31.822.135)	(30.256.471)	(27.129.520)	(26.484.380)
Amortization of abandonment expenses	(1.001.000)	(932.112)	(907.316)	(866.524)

Net investment	44.489.402	41.422.325	35.828.918	34.716.116

Expenditure on exploration and development of petroleum and gas production are recorded according to the successful efforts method. This method establishes that the development costs of the production wells and the successful exploration wells, linked to economically viable reserves, are capitalized, while the geology and geophysics costs are considered expenses for the period in which they occur and the costs of dry exploration wells and the costs linked to non-commercial reserves should be recorded in the income statement when they are thus identified.

Capitalized costs and related assets are reviewed annually on a field by field basis, in order to identify possible losses on recovery based on the estimated future cash flow.

Capitalization costs are depreciated using the method of units produced in relation to the proven and developed reserves. The reserves are estimated by the Company’s geologists and petroleum engineers according to international standards and are reviewed annually or when there are indications of material changes.

In accordance with the accounting practice adopted, supported by statement SFAS 143 - Accounting for Asset Retirement Obligations issued by the Financial Accounting Standards Board - FASB, the future liability for abandoning wells and dismantling the production area is accounted for at its present value, discounted at a risk-free rate, and is fully recorded at the time of the declaration of commerciality of each field, as part of the cost of the related assets (property, plant and equipment) as a balancing item to the provision, recorded in the liabilities, that will bear these expenses.

The interest expenses occurring on the provision for the liability in the amount of R$ 205.884 thousand in the period from January to September 2008 is classified as operating expenses - expenses with prospecting and drilling for extracting petroleum (item 3.06.05.04 of the Statement of Income – Quarterly Financial Information – Parent company).

Pag: 47

12.4 Depreciation

The depreciation from January to September 2008 and 2007 is presented as follows:

	R$ thousand

	Consolidated		Parent company

	Jan-Sep 2008	Jan-Sep 2007	Jan-Sep 2008	Jan-Sep 2007

Portion absorbed in costing:
of assets	4.218.360	3.769.884	2.027.006	1.328.397
of exploration and production expenses	2.098.030	2.348.253	1.703.506	1.875.503
Capitalization of/provisions for abandoning wells costs	370.559	232.223	366.698	218.770

	6.686.949	6.350.360	4.097.210	3.422.670

Portion recorded directly in the statement of income	839.014	845.694	402.842	380.253

	7.525.963	7.196.054	4.500.052	3.802.923

12.5 Leasing of platforms and vessels

At September 30 and June 30, 2008, the direct and indirect subsidies had leasing agreements for offshore platforms and vessels that are chartered to Petrobras, where the commitment assumed by the Parent Company is equivalent to the amount of the contracts. The Parent company also had direct leasing agreements with third parties for other offshore platforms.

The amounts of the property, plant and equipment, net of depreciation and liabilities that these platforms would represent if they were recorded as capital leases of assets are presented as follows:

	R$ thousand

	Consolidated		Parent company

	09.30.2008	06.30.2008	09.30.2008	06.30.2008

Property, plant and equipment, net of depreciation	966.722	1.018.074	97.855	107.641

Financing:
Short-term (current)	484.110	398.455	39.239	33.178
Long-term (non-current)	798.458	803.913	57.429	63.676

	1.282.568	1.202.368	96.668	96.854

The prepaid expenses with afreightment of platforms incurred in the period prior to entry into operation are recorded as prepaid expenses and amounted to R$ 873.920 thousand at September 30, 2008 (R$ 956.407 thousand at June 30, 2008), of which R$ 545.702 thousand is recorded as non-current assets (R$ 644.690 thousand at June 30, 2008).

Pag: 48

12.6 Judicial proceedings abroad

a) In the United States of America - P-19 and P-31

After a decision handed down by the Second Circuit Court of Appeals of New York on May 20, 2004, which upheld the right of Brasoil to receive performance bonds in the approximate amount of US$ 245.000 thousand, owed by the insurance companies United States Fidelity & Guaranty Company and American Home Assurance Company, Brasoil and the insurance companies initiated talks aimed at the effective settlement of the amount.

On June 21, 2006, the US courts conditioned the payment of the amount owed to Brasoil to the definitive discontinuance of ongoing legal proceedings involving identical claims before the Brazilian courts, which the parties have agreed to.

b) In London - P-36

Through a decision handed down by the Court of London on February 2, 2004, Petromec Inc. and Marítima, Petróleo e Engenharia Ltda. were sentenced to reimburse Brasoil the amount of US$ 58.448 thousand, plus interest, for the loan it made to Petromec.

At the current stage of the proceedings Petromec is claiming the reimbursement of the amount of US$ 131.212 thousand, plus interest and/or financial costs for the additional costs on the upgrading of the platform until the date of the trial.

Petromec’s claims for additional costs are expected to be heard in 2009.

c) Other proceedings for indemnification

In the construction/conversion of vessels into FPSO - Floating Production, Storage and Offloading and FSO - Floating, Storage and Offloading, Brasoil, considering the contractual default of the constructors, made contributions of financial resources on behalf of the constructors in the amount of US$ 623 million, equivalent to R$ 1.192.361 thousand as of September 30, 2008 (R$ 988.185 thousand at June 30, 2008) directly to its suppliers and subcontractors, in order to avoid delays in the construction/conversion of the vessels and, consequently, losses to Brasoil.

Based on the opinion of Brasoil’s legal advisers, these expenses should be reimbursed. However, as a result of the litigious nature of these assets and the uncertainties with respect to the probability of receiving all the amounts disbursed, the Company conservatively recorded an allowance for doubtful accounts in the amount of US$ 551 million, equivalent to R$ 1.054.452 thousand at September 30, 2008 (R$ 873.502 thousand at June 30, 2008) for the portion of this balance not covered by collateral.

Pag: 49

12.7 Return of exploration areas to ANP

During the third quarter of 2008, Petrobras returned to the National Agency for Petroleum, Natural Gas and Biofuels (ANP) the rights to:

  the exploration licenses for the Sergipe Terra Basin: BT-SEAL-4 (blocks SEAL-T-341 and SEAL-T-356), BT-SEAL-12 (block SEAL-T-367) - total return of the blocks.

12.8 Return of fields in production operated by Petrobras to ANP

During the third quarter of 2008 Petrobras do not return rights for fields in production to the National Agency for Petroleum, Natural Gas and Biofuels (ANP).

13 Intangible assets

13.1 By operating segment

	R$ thousand

	Consolidated

	09.30.2008	06.30.2008
	Net	Net

Exploration and production	1.747.143	1.742.170
Supply	206.916	202.095
Distribution	109.425	106.841
Gas and energy	135.716	119.782
International	3.139.709	2.449.371
Corporate	1.098.999	1.131.000

	6.437.908	5.751.259

Pag: 50

13.2 By type of assets

		R$ thousand

		Consolidated

	Estimated	09.30.2008			06.30.2008

	useful life		Accumulated
	in years	Cost	amortization	Net	Net

Rights and
concessions	25	6.029.943	(1.365.562)	4.664.381	3.976.070
Software	4	3.078.197	(1.304.670)	1.773.527	1.775.189

		9.108.140	(2.670.232)	6.437.908	5.751.259

		R$ thousand

		Parent company

	Estimated	09.30.2008			06.30.2008

	useful life		Accumulated
	in years	Cost	amortization	Net	Net

Rights and
concessions	25	1.695.817	(16.946)	1.678.871	1.668.263
Software	4	2.605.781	(1.136.845)	1.468.936	1.487.969

		4.301.598	(1.153.791)	3.147.807	3.156.232

Expenditure on rights and concessions includes the subscription bonuses relating to bid offers for oil or natural gas exploration concessions, recorded at acquisition cost value and amortized according to the units produced in relation to the proven and developed reserves. In addition, software and trademarks and patents are also included in this group.

Pag: 51

14 Loans and financing

	R$ thousand

	Consolidated

	Current		Non-current

	09.30.2008	06.30.2008	09.30.2008	06.30.2008

Foreign
Financial institutions	6.609.829	3.780.124	11.318.491	10.576.875
Bearer obligations - Notes, Global Notes and Global
Step-Up Notes	569.054	546.376	10.623.069	8.780.194
Trust Certificates - Senior/Junior	136.335	110.366	698.822	737.000
Suppliers		271	26.976	21.934
Other	11.281	9.181	191.430	159.191

Subtotal	7.326.499	4.446.318	22.858.788	20.275.194

Local
Export credit notes	2.672.289	2.049.812	1.325.615	1.750.000
National Bank for Economic and Social Development
(BNDES)	471.706	405.883	7.047.683	6.210.379
Debentures	398.154	488.312	3.698.138	3.675.844
FINAME - earmarked for the construction of the
Bolivia-Brazil gas pipeline	85.949	68.859	241.671	202.743
Advance on export contracts (ACC)	448.264	635.492
Other	161.595	206.504	307.547	337.489

Subtotal	4.237.957	3.854.862	12.620.654	12.176.455

	11.564.456	8.301.180	35.479.442	32.451.649

Interest on loans and financing	(540.710)	(780.330)

Principal	11.023.746	7.520.850
Current portion of loans and financing in non-current
liabilities	(8.129.762)	(4.417.176)

Total short-term loans and financing	2.893.984	3.103.674

Pag: 52

	R$ thousand

	Parent Company

	Current		Non-current

	09.30.2008	06.30.2008	09.30.2008	06.30.2008

Foreign
Financial institutions	353.297	350.452	977.445	885.060

Subtotal	353.297	350.452	977.445	885.060

Local
Export credit notes	2.672.289	2.049.812	1.325.615	1.750.000
Debentures	94.946	306.877	3.023.287	3.013.821
FINAME - earmarked for construction of the Bolivia-
Brazil gas pipeline	82.927	65.864	235.910	196.179
Other	63.511	71.561		74.888

Subtotal	2.913.673	2.494.114	4.584.812	5.034.888

	3.266.970	2.844.566	5.562.257	5.919.948

Interest on loans and financing	(214.518)	(304.316)

Principal	3.052.452	2.540.250
Portion of loans and financing in non-current
liabilities
	(3.052.452)	(2.540.250)

Total short-term loans and financing

14.1 Maturity dates of non-current loans and financing

	R$ thousand

	09.30.2008

	Consolidated	Parent Company

2009	1.755.934	91.306
2010	5.571.077	2.517.257
2011	4.082.393	900.809
2012	4.397.229	1.784.178
2013	3.024.174	163.823
2014 onwards	16.648.635	104.884

Total	35.479.442	5.562.257

Pag: 53

14.2 Interest rates on non-current loans and financing

	R$ thousand

	Consolidated		Parent Company

	09.30.2008	06.30.2008	09.30.2008	06.30.2008

Abroad
Up to 6%	13.160.347	9.844.362	769.931	684.538
From 6 to 8%	5.703.624	6.899.075	207.513	200.522
From 8 to 10%	3.495.746	3.102.778
From 10 to 12%	57.248	58.088
Over 12%	441.823	370.891

	22.858.788	20.275.194	977.444	885.060

In Brazil
Up to 6%	4.707.006	3.585.395
From 6 to 8%	297.490	235.397	235.911	196.179
From 8 to 10%	3.380.627	3.351.162	367.743	400.930
From 10 to 12%	2.781.722	3.502.778	2.655.544	3.151.358
Over 12%	1.453.809	1.501.723	1.325.615	1.286.421

	12.620.654	12.176.455	4.584.813	5.034.888

	35.479.442	32.451.649	5.562.257	5.919.948

14.3 Non-current liabilities per currency

	R$ thousand

	Consolidated		Parent Company

	09.30.2008	06.30.2008	09.30.2008	06.30.2008

US dollar	24.099.222	20.922.493	919.656	818.955
Japanese yen	934.101	785.605	293.121	261.090
Euro	116.236	112.646	578	1.194
Real	10.014.101	10.246.661	4.348.902	4.838.709
Other	315.782	384.244

	35.479.442	32.451.649	5.562.257	5.919.948

The estimated fair values for long term loans for the Parent company and Consolidated at September 30, 2008 were R$ 5.038.571 thousand and R$ 36.500.349 thousand, respectively, calculated at prevailing market rates, considering the nature, term, and risks, which are similar to those in the registered contracts, and may be compared with the book value of R$ 5.562.257 thousand and R$ 35.479.442 thousand.

Hedge operations for Notes issued abroad in foreign currency are disclosed in Note 25.

Pag: 54

14.4 Credit facility agreements for financing exports

On April 4 and 11, 2008, Petrobras contracted credit facilities of R$ 400.000 thousand and R$ 1.600.000 thousand with Banco do Brasil. The transaction was guaranteed by Export Credit Notes (NCE), the purpose of which is to increase Petrobras’s exports of oil and oil products. It was negotiated with the following terms:

  Term: 1 year, with half-yearly interest and payment of the principal at the end of the term;

  Interest rate: 102% of CDI + Flat Fee of 0,06% payable half-yearly in advance;

  Clause for early repayment as from 180 days of drawing, without penalties;

  Exemption of IOF (tax on financial operations) upon presentation of proof of the export operations; and

  Waiver of guarantees.

14.5 Other information

Loans and financing are intended mainly for the purchase of raw materials, the development of oil and gas production projects, the construction of vessels and pipelines, and the expansion of industrial plants.

a) Debentures

The debentures issued through BNDES to finance the anticipated acquisition of the right to use the Bolivia-Brazil gas pipeline over a period of 40 years to transport 6 million cubic meters of gas per day (TCO - Transport Capacity Option) totaled R$ 430.000 thousand (43.000 debentures with a par value of R$ 10.00) maturing on February 15, 2015. These debentures are secured by common shares of TBG.

In August 2006 Alberto Pasqualini - Refap S.A. issued simple, registered, book-entry debentures with the aim of expanding and modernizing its industrial park, with the following characteristics (basic conditions approved by BNDES and BNDESPAR on June 23, 2006): amortization over 96 months plus a six-month grace period; 90% of the debentures subscribed by BNDES at the Brazilian long-term interest rate (TJLP) + 3,8% p.a.; 10% of the debentures subscribed by BNDESPAR with BNDES basket of currencies interest + 2,3% p.a. InxMay 2008, REFAP made a second issue with similar characteristics in a total amount of R$ 507.989 thousand, and raised funding in the amount of R$ 30.663 thousand in July 2008. The balance at September 30, 2008 was R$ 718.604 thousand.

Pag: 55

a.1) Guarantees

Petrobras is not required to provide guarantees to financial institutions abroad. Financing obtained from BNDES is secured by the assets being financed (carbon steel pipes for the Bolivia-Brazil gas pipeline and vessels).

On account of the collateral agency agreement issued by the Federal Government in favor of Multilateral Credit Agencies, due to financing raised by TBG, counter-guarantee agreements were entered into between the Federal Government, TBG, Petrobras, Petroquisa and Banco do Brasil S.A., in which TBG undertakes to subject its revenues to the orders of the National Treasury until the settlement of the obligations guaranteed by the Federal Government.

In guarantee of the debentures issued, Refap has a short-term investment account (bank deposits indexed to credit operations), tied to variations of the Interbank Deposit Certificate – CDI. Refap has to maintain three times the value of the sum of the last installment due of the amortization of the principal and related charges.

b) Indebtedness of CIESA and TGS

In order to clear the financial encumbrances of Compañia de Inversiones de Energia S.A. - CIESA (a jointly controlled company), Pesa transferred its 7,35% interest in the capital of Transportadora de Gás Del Sur S.A. - TGS (a subsidiary of CIESA) to ENRON and, simultaneously, ENRON transferred 40% of its interest in the capital of CIESA to a trustee.

In the second stage of the process, once the necessary approvals have been obtained from Ente Nacional Regulador Del Gas – ENARGAS (National Gas Regulatory Agency) and Comisión Nacional de Defensa de la Competência (National Competition Defense Commission), ENRON will transfer the remaining 10% interest in CIESA to the financial creditors in exchange for 4,3% of the class B common shares of TGS that CIESA will hand over to its financial creditors as part payment of the debt. The remaining balance of the financial debt will be capitalized by the creditors.

As it is operating under long-term constraints which significantly hinder its ability to transfer capital to its investors and while the process for clearing the company's financial encumbrances is not concluded, CIESA will continue to be excluded from the consolidation process of Petrobras, pursuant to CVM 247/96.

Pag: 56

15 Financial income (expenses)

Financial charges and net monetary and exchange variations, allocated to the statement of income from January to September 2008 and 2007, are as follows:

	R$ thousand

	Consolidated		Parent company

	Jan-Sep 2008	Jan-Sep 2007	Jan-Sep 2008	Jan-Sep 2007

Exchange income(expenses) on cash and
cash equivalents	268.219	(1.003.370)	221.106	(1.099.544)
Exchange income (expenses) on loans and
financing	(352.806)	355.167	(108.491)	310.376

	(84.587)	(648.203)	112.615	(789.168)

Monetary variation on loans and financing	(257.386)	(34.795)	(237.040)	(30.797)

Loans and financing expenses	(1.933.574)	(1.729.499)	(567.198)	(381.615)
Earnings on short-term investments	566.813	716.839	109.480	419.897
Net earnings on FIDC			41.493

	(1.366.761)	(1.012.660)	(416.225)	38.282

Debt restructuring expenses		(112.387)

Expenses on net indebtedness	(1.708.734)	(1.808.045)	(540.650)	(781.683)

Exchange variation on assets abroad	2.048.447	(1.724.329)	2.591.116	(2.484.570)
Hedge on sales and financial transactions	44.662	(174.028)	63.926	(78.509)
Marketable Securities	111.073	277.929	8.490	30.255
Other Financial income (expenses), net	38.918	260.749	750.491	1.065.825
Other monetary and exchange variations,
net	106.856	6.428	396.792	(278.020)

Financial income (expenses), net	641.222	(3.161.296)	3.270.165	(2.526.702)

Pag: 57

16 Other operating expenses, net

	R$ thousand

	Consolidated		Parent company

	Jan-Sep 2008	Jan-Sep 2007	Jan-Sep 2008	Jan-Sep 2007

Expenses from renegotiating the Petros Plan (*)		(1.050.952)		(972.143)
Institutional relations and cultural projects	(866.779)	(822.150)	(815.846)	(776.994)
Operating expenses with thermoelectric power
stations	(443.052)	(394.229)	(669.111)	(265.230)
Corporate expenses on security, environment
and health care (SMS)	(296.614)	(328.782)	(286.650)	(318.047)
Collective labor agreements	(542.675)	(286.717)	(542.675)	(273.706)
Losses and contingencies with judicial
proceedings	(404.852)	(262.207)	(173.211)	(181.892)
Contractual and regulatory fines	(375.354)	(263.638)	(414.994)	(208.638)
Contractual charges on transport services - ship
or pay	(76.561)	(68.199)		(84.903)
Unscheduled stoppages on production facilities
and equipment	(118.428)	(97.390)	(117.593)	(95.422)
Adjustment to market value of inventories	(292.072)	(97.390)	(117.593)	(95.422)
Other	(1.060.888)	(860.731)	(1.104.969)	(994.767)

	(4.477.275)	(4.434.995)	(4.125.049)	(4.171.742)

(*) Refers to the financial incentive paid to participants and other related expenses aimed at making the renegotiation of the pension plan viable.

17 Taxes and contributions

17.1 Recoverable taxes

	R$ thousand

Current assets	Consolidated		Parent company

	09.30.2008	06.30.2008	09.30.2008	06.30.2008

Local:
ICMS	2.482.856	2.670.792	1.955.752	2.259.473
PASEP/COFINS	1.222.761	1.346.540	804.592	728.422
CIDE	47.295	43.158	47.295	42.926
Income tax	817.799	628.957	307.964	222.802
Social contribution	140.020	129.397	13.425	20.634
Deferred income and social contribution taxes	1.849.656	1.413.637	1.333.938	1.132.546
Other taxes	380.877	326.324	223.619	189.429

	6.941.264	6.558.805	4.686.585	4.596.232

Foreign:
Value added tax - VAT	278.256	241.015
Deferred income and social contribution taxes	142.394	79.354
Other taxes	363.151	262.845

	783.801	583.214

	7.725.065	7.142.019	4.686.585	4.596.232

Pag: 58

17.2 Taxes and contributions payable

	R$ thousand

Current liabilities	Consolidated		Parent company

	09.30.2008	06.30.2008	09.30.2008	06.30.2008

ICMS	1.846.764	1.918.187	1.577.727	1.735.983
PASEP/COFINS	1.032.907	835.948	832.872	653.307
CIDE	401.145	355.081	365.615	322.288
Special participation program/Royalties	4.590.732	4.185.814	4.555.443	4.144.574
Income and social contribution taxes withheld at
source	417.444	412.415	378.545	370.857
Current income and social contribution taxes	3.560.248	2.010.779	2.775.166	1.268.619
Deferred income and social contribution taxes	1.302.907	1.379.829	1.201.161	1.159.329
Other taxes	502.339	332.007	117.673	101.281

	13.654.486	11.430.060	11.804.202	9.756.238

17.3 Deferred income and social contribution taxes - non-current

	R$ thousand

	Consolidated		Parent company

	09.30.2008	06.30.2008	09.30.2008	06.30.2008

Non- current
Assets
Deferred income and social contribution taxes	3.897.204	3.819.220	1.711.872	1.806.500
Deferred ICMS	1.714.105	1.396.350	1.448.926	1.161.993
Deferred PASEP and COFINS	4.372.499	3.709.327	3.957.695	3.551.181
Other	88.236	145.013

	10.072.044	9.069.910	7.118.493	6.519.674

Liabilities
Deferred income and social contribution taxes	11.911.496	11.930.471	10.048.940	9.651.764
Other	68.839	60.023

	11.980.335	11.990.494	10.048.940	9.651.764

Pag: 59

17.4 Deferred income and social contribution taxes

The grounds and expectations for realization of deferred income and social contribution taxes are presented as follows:

a) Deferred income and social contribution tax assets

	R$ thousand

	09.30.2008

Nature	Consolidated	Parent company	Grounds for realization

Pension plan	1.694.746	1.675.013	Payment of the contributions by the sponsor

Unearned income between companies of the group	1.438.955		Effective realization of income

Provisions for contingencies and doubtful accounts	489.691	217.213	Consummation of the loss and filing of the suits and credits overdue

Tax losses	431.434		Future taxable income

Provision of further profit sharing	374.469	346.369	Payment

Provision for investment in research and development	219.882	219.882	Realization of the expenses

Temporary differences between depreciation criteria	181.392	84.241	Realization over the term of straight-line depreciation

Absorption of conditional loans and financing	72.156		Expiration of the loan agreements

Foreign exchange variations on financing	204.723		Cash basis report

Provision for exports in transit	319.679	319.679	Recognition of income

Other	462.127	183.413

Total	5.889.254	3.045.810

Non-current	3.897.204	1.711.872

Current	1.992.050	1.333.938

Pag: 60

b) Deferred income and social contribution tax liabilities

	R$ thousand

	09.30.2008

Nature	Consolidated	Parent company	Ground for realization

Petroleum exploration costs of prospecting and drilling	10.961.331	10.957.434	Depreciation based on the units produced method in relation to proven/developed reserves of the oil fields.

Temporary differences between the depreciation criteria	696.163	73.185	Appreciation over the useful life of the asset or disposal.

Income and social contribution taxes - foreign operations	272.881	219.482	Occurrence of triggering events for availability of income.

Investments in subsidiaries and affiliated companies	235.539		Occurrence of triggering events for availability of income.

Foreign exchange variation on financing	733.863		Recognition on the cash basis.

Other	314.626

Total	13.214.403	11.250.101

Non-current	11.911.496	10.048.940

Current	1.302.907	1.201.161

Pag: 61

c) Realization of deferred income tax and social contribution

The realization of deferred tax credits in the parent company in the amount of R$ 3.045.810 thousand does not depend on future income because they will be absorbed annually by realizing the deferred tax liabilities. In the consolidated statements, for the portion exceeding the Parent company’s balance, when applicable, the managements of the subsidiaries, based on projections made, expects to offset these credits over the period of ten years.

	R$ thousand

	Realization expectations

	Consolidated		Parent company

				Deferred
	Deferred	Deferred	Deferred	income and
	income and	income and	income and	social
	social	social	social	contribution
	contributio	contribution	contribution	tax
	n tax assets	tax liabilities	tax assets	liabilities

2008	1.855.850	1.264.602	1.333.938	1.201.161
2009	736.318	1.668.932	237.548	1.201.161
2010	445.542	1.362.637	237.548	1.202.646
2011	356.447	1.373.308	231.428	1.209.681
2012	569.500	1.406.200	456.932	1.217.111
2013	302.188	1.358.547	230.620	1.214.219
2014 onwards	1.623.409	4.780.177	317.796	4.004.122

Portion recorded in the accounting	5.889.254	13.214.403	3.045.810	11.250.101
Portion not recorded in the accounting	1.497.010		478.454

Total	7.386.264	13.214.403	3.524.264	11.250.101

The subsidiary Petrobras Energia S.A. (Pesa) and its subsidiaries have tax credits arising from accumulated tax losses amounting to approximately US$ 149.000 thousand (R$ 285.231 thousand), which were not recorded in their assets. In accordance with specific legislation in Argentina and other countries where Pesa has investments that define the expiration date for such credits, these credits may be offset against future taxes payable limited to US$ 95.000 thousand (R$ 181.858 thousand) until 2009 and, from 2010 onwards, US$ 54.000 thousand (R$ 103.372 thousand).

In addition, the subsidiary Petrobras America Inc. - PAI has unrecorded tax credits amounting to US$ 250.901 thousand (R$ 480.300 thousand) arising from accumulated tax losses, primarily from oil and gas exploration and production activities. In accordance with specific legislation in the United States, where PAI has its registered offices, tax credits expire after 20 years. As such, these credits may be offset against future taxes payable, limited to US$ 84.089 thousand (R$ 160.971 thousand) until 2027, US$ 108.175 thousand (R$ 207.079 thousand) until 2028 and US$ 58.637 thousand (R$ 112.250 thousand) until 2029.

Some subsidiaries abroad have accumulated tax losses in the exploration stage. These credits will be recognized through the generation of future taxable income if the venture is successful.

Pag: 62

17.5 Reconciliation of income tax and social contribution

The reconciliation of income tax and social contribution determined in accordance with nominal rates and the related amounts recorded on the nine month period of 2008 and 2007 is presented below:

a) Consolidated

	R$ thousand

	Jan-Sep 2008	Jan-Sep 2007

Income for the period before taxes and after employee profit sharing	40.446.441	26.828.785

Income and social contribution taxes at nominal rates (34%)	(13.751.790)	(9.121.787)

Adjustments to determine the effective rate:

• Permanent additions, net	(387.431)	(383.753)

• Tax incentives	113.216	109.073

• Credit resulting from inclusion of interest on shareholders’ equity as operating expense		1.491.593

• Tax credits of companies abroad in the exploration stage	(174.330)	(399.091)

• Other items	31.133	(610.600)

Expense for provision for income and social contribution taxes	(14.169.202)	(8.914.565)

Deferred income and social contribution taxes	(852.408)	(501.883)
Current income and social contribution taxes	(13.316.794)	(8.412.682)

	(14.169.202)	(8.914.565)

Effective rate of income and social contribution taxes	35,0%	33,2%

Pag: 63

b) Parent company

	R$ thousand

	Jan-Sep 2008	Jan-Sep 2007

Income for the period before taxes and after employee profit sharing	39.116.586	24.016.184

Income and social contribution taxes at nominal rates (34%)	(13.299.639)	(8.165.502)

Adjustments for calculation of the effective rate:

• Permanent additions, net	467.924	(442.204)

• Tax incentives	109.980	103.919

• Credit resulting from inclusion of interest on shareholders’ equity		1.491.593

• Other items	74.626	(144.095)

Expense for provision for income and social contribution taxes	(12.647.109)	(7.156.289)

Deferred income and social contribution taxes	(1.114.362)	(444.455)
Current income and social contribution taxes	(11.532.747)	(6.711.834)

	(12.647.109)	(7.156.289)

Effective rate of income and social contribution taxes	32,3%	29,8%

Pag: 64

18 Employee benefits

18.1 Pension Plan - Fundação Petrobras de Seguridade Social (Petros)

a) Petros Plan

Fundação Petrobras de Seguridade Social - Petros is a defined benefit plan set up by Petrobras in July 1970 to ensure that members of the plan will receive a supplement to the benefits provided by the Social Security. The Petros Plan is a closed plan for the employees of the Petrobras system hired since September 2002.

At September 30, 2008, the Petros Plan is represented by the following sponsors within the ambit of the Petrobras System: Petrobras, Petrobras Distribuidora S.A. (BR), Petroquisa and Alberto Pasqualini - Refap S.A.

Evaluation of the Petros costing plan is done by independent actuaries on a capitalization basis for the majority of the benefits. Currently this foundation receives monthly contributions from the sponsoring companies of the Petros plan amounting to 12,93% of the payroll of the employees who are members of the plan and contributions from employees and retired employees. At September 30, 2008, the ratio between the contributions from sponsors and members of the Petros plan, considering only those attributable to Petrobras and its subsidiaries, was 1,06.

If a deficit is verified in the defined benefit plan, it should be settled by an adjustment to the costing plan through extraordinary contributions to be shared equally between the sponsors and the members, as established by Constitutional Amendment 20 of 1998.

The actuarial commitments to the pension and retirement plan benefits are provisioned for in the company’s balance sheet in accordance with the projected credit unit method. This method considers each period of service as generating an additional unit of benefit, net of the assets guaranteeing the plan, when applicable, and the costs referring to the increase in the present value of the obligation resulting from the service rendered by the employees are recognized during his period of work.

Petrobras and its subsidiaries sponsoring the Petros plan, trade unions and Petros executed a Financial Commitment Agreement on October 23, 2008, after legal homologation on August 25, 2008, to cover commitments with pension plans in the amount of R$ 5.798.873 thousand, updated retroactively to December 31, 2006 by the amplified consumer price index (IPCA) + 6% p.a., which will be paid in half-yearly installments with interest of 6% p.a. on the debtor balance updated by the IPCA, for the next 20 years, as previously agreed during the renegotiation.

At September 30, 2008, Petrobras held long-term National Treasury Notes in the amount of R$ 3.207.545 thousand, acquired to balance liabilities with Petros, which will be held in the Company's portfolio and used as a guarantee for the Financial Commitment Agreement.

Pag: 65

At September 30, 2008, Petrobras had an advance balance for the pension plan in the amount of R$ 1.384.553 thousand (R$ 1.346.948 thousand at June 30, 2008), which were used on October 23, 2008 to settle Petrobras’ commitments with the Petros Plan, as set forth in the Term of Financial Commitment.

b) Petros Plan 2

As from July 01, 2007, the Company implemented the new supplementary pension plan, a Variable Contribution (CV) or mixed plan, called Petros Plan 2, for employees with no supplementary pension plan.

Petrobras and the other sponsors fully assumed the contributions corresponding to the period in which the participants had no plan, as from August 2002, or from the date of hiring, until August 29, 2007. The plan will continue to admit inscriptions after this date but there will no longer be any payment for past service.

The disbursements related to the cost of past service will be made on a monthly basis over the same number of months during which the participant had no plan and, therefore, should cover the part related to the participants and the sponsors.

18.2 Petrobras Energia S.A.

a) Defined contribution pension plan

In 2005, Petrobras Energia S.A. (Pesa) implemented a voluntary plan for all employees who met certain conditions. The company contributes with amounts equal to the contributions made by the employees, in accordance with the contribution specified for each salary level.

The cost of the plan is recognized in accordance with the contributions that the company makes, which at September 30, 2008 was equivalent to R$ 3.637 thousand (R$ 3.062 thousand in the same period in 2007).

b) Defined benefit pension plan

b.1) “Termination Indemnity” Plan

This is a benefit plan in which employees who meet certain targets are eligible on retirement to receive one month’s salary for each year they have worked in the company, according to a decreasing scale, according to the number of the years the plan has existed.

Pag: 66

b.2) “Compensator fund” plan

This benefit is available to all Pesa employees who joined the defined contribution plans in force in the past and who joined the company prior to May 31, 1995 and have accumulated the required time of service. The benefit is calculated in complement to the benefits awarded under these plans and by the retirement system, so that the total benefit received by each employee is equivalent to the amount defined in this plan.

In accordance with Pesa’s bylaws, based on a proposal made in the general meeting by the board of directors, the Company contributes to the fund up to a maximum amount equal to 1,5% of the net income each year.

If a surplus is recorded and duly certified by an independent actuary in the funds allocated to trusts for payment of the defined benefits awarded by the plan, Pesa may use these funds simply by notifying the trustee of this fact.

18.3 Healthcare plan

a) Multidisciplinary health care (Assistência Multidisciplinar de Saúde -AMS)

Petrobras and its subsidiaries, Petrobras Distribuidora, Petroquisa and Alberto Pasqualini - Refap S.A., have a Healthcare plan (AMS), which has defined benefits and covers all present and retired employees of the Companies in Brazil and their dependants. The plan is managed by the Company, with the employees contributing a fixed amount to cover the main risks and a portion of the costs related to other types of coverage in accordance with participation tables based on specified parameters including salary levels, in addition to a pharmacy benefit that provides special terms for plan holders to buy certain medications in registered pharmacies distributed throughout Brazil.

The company’s commitment with respect to future benefits due to the employees participating in the plan is calculated annually by an independent actuary based on the projected credit unit method in a manner similar to the calculations made for the commitments to pensions and retirements described earlier.

The healthcare plan is not covered by guarantor assets. The benefits are paid by the Company based on the costs incurred by the participants.

18.4 Other defined contribution plans

Some Petrobras subsidiaries, such as Transpetro, Petroquímica Triunfo S.A. and Transportadora Brasileira Gasoduto Bolívia-Brasil (TBG), sponsor retirement plans for their employees based on the defined contribution model.

Pag: 67

18.5 The balance of the provisions for expenses with post-employment benefits, calculated by independent actuaries, present the following changes:

	R$ thousand

	Consolidated			Parent company

	Defined			Defined
	benefit	Variable		benefit	Variable
	pension	contribution	Supplem.	pension	contribution	Supplem.
	plan	pension plan	healthcare	plan	pension plan	healthcare

Balance at January 1, 2008	4.927.134	17.270	9.727.919	4.509.080	15.683	8.983.942
(+) Costs incurred in the period	645.921	102.637	1.150.658	549.427	100.301	1.075.641
(-) Payment of contributions	(336.653)	(208.841)	(323.605)	(307.662)	(201.064)	(306.005)
Other	11.181

Balance for the third Quarter 2008	5.247.583	(88.934)	10.554.972	4.750.845	(85.080)	9.753.578

Current liabilities	473.509	16.504	455.736	444.576	15.683	429.666
Non-current liabilities	4.774.074	(105.438)	10.099.236	4.306.269	(100.763)	9.323.912
Net actuarial liabilities	5.247.583	(88.934)	10.554.972	4.750.845	(85.080)	9.753.578

	R$ thousand

	Consolidated			Parent company

	Defined			Defined
	benefit	Variable		benefit	Variable
	pension	contribution	Supplem.	pension	contribution	Supplem.
	plan	pension plan	healthcare	plan	pension plan	healthcare

Present value of liabilities in excess of
the fair value of the assets	8.536.440	74.200	12.963.254	7.811.301	73.827	12.095.515
Unrecognized actuarial losses	(3.102.737)	(27.067)	(2.367.419)	(2.908.380)	(31.401)	(2.304.712)
Unrecognized past service costs	(186.120)	(136.067)	(40.863)	(152.076)	(127.506)	(37.225)

Net actuarial liabilities	5.247.583	(88.934)	10.554.972	4.750.845	(85.080)	9.753.578

Pag: 68

The net expenses with pension and retirement benefit plans awarded and to be awarded to employees, retired employees and pensioners, and health care plans for the period from January to September 2008, according to calculations made by independent actuaries, include the following components:

	R$ thousand

	Consolidated			Parent company

	Defined	Variable		Defined	Variable
	benefits	contribution		benefits	contribution
	pension	pension	Supplem.	pension	pension	Supplem.
	plan	plan	healthcare	plan	plan	healthcare

Current service cost	374.729	121.370	148.262	302.743	117.515	135.104
Cost of interest	3.106.303	28.453	920.824	2.909.033	27.481	859.550
Estimated return on the plan’s assets	(2.580.294)	(24.589)		(2.429.259)	(23.657)
Amortization of unrecognized actuarial (gains)/losses	4.127	2.121	78.742			78.158
Contributions by participants	(271.562)	(80.371)		(250.025)	(76.584)
Unrecognized past service cost	12.619	55.648	2.847	16.936	55.541	2.847
Other	(1)	5	(17)	(1)	5	(18)

Net cost for the third Quarter, 2008	645.921	102.637	1.150.658	549.427	100.301	1.075.641

The restated provisions were recorded in the statement of income for the year, as shown below:

	R$ thousand

	Consolidated			Parent company

	Defined	Variable		Defined	Variable
	benefits	contribution		benefits	contribution
	pension	pension	Supplem.	pension	pension	Supplem.
	plan	plan	healthcare	plan	plan	healthcare

Related to present employees	364.619	102.637	363.760	285.497	100.301	331.744
Absorbed in the cost of operating activities	187.518	54.969	205.398	178.119	54.576	198.729
Directly to income	177.101	47.668	158.362	107.378	45.725	133.015
Related to retired employees	281.302		786.898	263.930		743.897

Net costs for the third Quarter, 2008	645.921	102.637	1.150.658	549.427	100.301	1.075.641

Pag: 69

19 Deferred income

In accordance with CVM instruction 469, dated May 2, 2008, donations and subsidies resulting from operations and events occurring after law 11.638 of 2007 comes into force, will be temporarily recorded in specific deferred income accounts until the CVM issues specific rules on the matter.

At September 30, 2008, the balance of R$ 677.333 thousand is comprised of: R$ 600.759 thousand from an incentive subsidy for investments in the Northeast, within the region covered by the Northeast Development Agency (SUDENE), which granted a 75% decrease in income taxes payable, calculated on the activity profits from the incentive for activities; and R$ 76.574 thousand related to the portion of the reinvestment project approved by SUDENE.

The balances of the capital reserves referring to donations and subsidies for investments that existed at the end of fiscal year 2007 were held in their respective accounts until they had been fully used, in accordance with Law 11.638.

20 Shareholders’ Equity

20.1 Capital

At September 30, 2008 subscribed and paid-in capital is R$ 78.966.691 thousand, represented by 5.073.347.344 book-entry common shares and 3.700.729.396 book-entry preferred shares with no par value.

20.2 Tax incentives - SUDENE

This includes an incentive for investments in the Northeast, within the region covered by the Northeast Development Agency (SUDENE), which grants a 75% decrease in income taxes payable, calculated on the operating profits from incentive activities in the amount of R$ 514.857 thousand as of September 30, 2008, and which may only be used to offset losses or for a capital increase, as established in article 545 of the Income Tax Regulations. From 2008 onwards, tax incentives are being recorded as deferred income, as described in Note 19.

Pag: 70

21 Legal proceedings and contingencies

21.1 Provision for contingencies

Petrobras and its subsidiaries are parties to judicial proceedings involving tax, labor, civil and environmental issues, arising from the normal course of operations. Based on the advice of its legal counsel, management has recorded the provisions for legal proceedings in amounts considered sufficient to cover probable losses. At September 30, 2008, these provisions are presented as follows, in accordance with the nature of the corresponding lawsuits:

	R$ thousand

	Consolidated		Parent company

	09.30.2008	06.30.2008	09.30.2008	06.30.2008

Social Security contingencies	54.000	54.000	54.000	54.000

Labor claims	111.031	98.769	13.103	22.877
Tax proceedings	161.466	151.012	10.828	10.503
Civil proceedings (*)	405.826	358.299	166.340	163.622
Other contingencies	93.794	84.715

Total non-current liabilities	772.117	692.795	190.271	197.002

Total contingencies	826.117	746.795	244.271	251.002

(*) Net of Judicial deposit, when applicable.

Fishermen Federation of Rio de Janeiro – FEPERJ

On behalf of its members, FEPERJ is making a number of claims for indemnification as the result of an oil spill in Guanabara Bay which occurred on January 18, 2000. At the time, Petrobras paid out extrajudicial indemnification to all who proved they were fishermen when the accident happened. According to the records of the national fishermen's register, only 3.339 people were eligible to claim indemnification.

On February 2, 2007, the decision, partially accepting the expert report, was published and, on the pretext of quantifying the amount of the conviction, established that the parameters for the respective calculation based on the criteria would result in an amount of R$ 1.102.207 thousand. Petrobras appealed against this decision before the Court of Appeals of Rio de Janeiro, as the parameters stipulated in the decision had already been specified by the Court of Appeals of Rio de Janeiro, itself. The appealed was accepted. On June 29, 2007, the decision of the First Civil Chamber of the Court of Appeals of the State of Rio de Janeiro was published, denying approval of the appeal filed by Petrobras and approving the appeal lodged by FEPERJ, which represents a significant increase in the value of the damages, since in addition to having maintained the ten year indemnification period, it increased the number of fishermen included in the claim. Special appeals were lodged against this decision by the Company, which are awaiting a hearing before the Superior Court of Justice (STJ). Based on the calculations prepared by the Company’s experts, the amount of R$ 34.660 thousand was maintained, updated to September 30, 2008, as representing the amount that we understand will be established by the higher courts at the end of the proceedings.

Pag: 71

21.2 Legal proceedings not provisioned for

We present below the updated situation as of September 30, 2008 of the main legal proceedings with a likelihood of possible loss:

Description	Current situation

Plaintiff: Porto Seguro Imóveis Ltda.	On March 30, 2004, the Court of Appeals of Rio de Janeiro unanimously granted the new appeal lodged by Porto Seguro, ordering Petrobras to indemnify Petroquisa an amount equal to US$ 2.370 million plus 5% as a premium and 20% as lawyers’ fees.

Nature: Civil

Porto Seguro, a minority shareholder of Petroquisa, filed a lawsuit against Petrobras, related to alleged losses arising from the sale of the shareholding interest held by Petroquisa in various petrochemical companies in the National Privatization Programme. The plaintiff filed the aforesaid lawsuit to obtain an order obliging Petrobras, as the majority shareholder of Petroquisa, to compensate for the “loss” inflicted on the equity of Petroquisa, through the acts which approved the minimum sale price of its shareholding interest in the capital of the privatized companies.	Petrobras filed a special, extraordinary appeal before the Superior Court of Justice (STJ) and the Federal Supreme Court (STF), which were rejected. Petrobras then filed an Interlocutory Appeal against this decision before the Superior Court of Justice and the Federal Supreme Court.

In accordance with the decision published on June 5, 2006, Petrobras is now awaiting assignment of the agenda to re-examine the matter related to the blocking of Petrobras’ Special Appeal before the STJ and STF.

Based on the opinion of its legal counsel, the Company does not expect an unfavorable outcome to these proceedings.

It the situation is not reversed, the estimated indemnity to Petroquisa, including monetary correction and interest, would be R$ 13.149.391 thousand at September 30, 2008. As Petrobras owns 100% of the capital of Petroquisa, part of the indemnity, estimated at R$ 8.678.598 thousand, will not represent an actual disbursement from the Petrobras System. Additionally, Petrobras would have to indemnify Porto Seguro, the plaintiff, R$ 657.470 thousand as a premium and R$ 2.629.878 thousand as lawyers fees to Lobo & Ibeas Advogados.

Plaintiff: Federal Revenue Department of Rio de Janeiro	Petrobras submitted new administrative appeals to the Higher Chamber of Tax Appeals, the highest administrative level, which are awaiting a hearing.

Nature: Tax

Tax deficiency notice related to Withholding Income Tax (IRRF)calculated on remittances of payments for afreightment of vessels referring to the period of 1999 to 2002.	Updated maximum exposure: R$ 4.199.263 thousand.

Pag: 72

Description	Current situation

Plaintiff: Federal Revenue Inspetorate in Macaé	Lower court decision against Petrobras.

Nature: Tax	A Spontaneous Appeal has been filed which is awaiting a hearing. Petrobras filed a writ of security and obtain a favorable decision to stay any tax collections until the investigations determining the reasons that caused the platform to sink have been concluded. The Federal Government/National Treasury has filed an appeal which is awaiting a hearing.

Interest and fines on import duty (II) and excise tax (IPI)- Sinking of the P-36 platform

With the decision of the Maritime Court, the Company filed a Tax Debt Annulment Lawsuit and an injunction suspending collection of the tax.

Updated maximum exposure: R$ 344.606 thousand.

Plaintiff: SRP – Social Security Department	Of the amount the Company disbursed to guarantee the filing of appeals and/or obtaining of the Debt Clearance Certificate from the INSS, R$ 115.465 thousand is recorded as deposited in court which could be recovered in the proceedings in progress, related to 331 tax deficiency notices amounting to R$ 363.293 thousand at September 30, 2008. Petrobras’ legal department classifies the chances of loss with regard to these deficiency notices as possible, as it considers the risk of future disbursement to be minimal.

Nature: Tax

Tax deficiency notices related to social security charges arising from administrative proceedings brought by the INSS which attribute joint liability to the Company for the contracting of civil construction and other services.

Plaintiff: Federal Revenue Department of Rio de Janeiro	On August 15, 2006, Termorio submitted contestation of the tax deficiency notice to the Federal Revenue Office. On September 15, 2006, the case was referred to the Federal Revenue Department of Florianópolis, where it is still being examined at the administrative level.

Nature: Tax

Tax deficiency notice referring to Import Duty (II) and Excise Tax (IPI), contesting the tax classification as Other Electricity Generation Groups for the importing of equipment belonging to the thermo-electric power station Termorio S.A.

Updated maximum exposure: R$ 628.597 thousand.

Plaintiff: Federal Revenue Department	The lower court considered the assessment to have grounds. The Company filed a Spontaneous Appeal.

Nature: Tax
Updated maximum exposure: R$ 1.093.191 thousand.
CIDE – Fuels. Non-payment in the period from March 2002 to October 2003, pursuant to court orders obtained by distributors and petrol stations, protecting them from levying this charge.

Pag: 73

Description	Current situation

Plaintiff: State Revenue Department of São Paulo	The lower court considered the assessment to have grounds. The Company filed a Spontaneous Appeal.

Nature: Tax
Updated maximum exposure: R$ 695.060 thousand.
Suspension of payment of ICMS on import operations of natural gas from Bolivia. ICMS - GASBOL

Plaintiff: Federal Revenue Department	The lower court considered the assessment to have grounds. There was an appeal by the Federal Revenue Department to the Taxpayers’ Council. Petrobras is awaiting a summons in order to file a spontaneous appeal.

Nature: Tax

Withholding Income Tax (IRRF) on remittances to pay for petroleum imports
Updated maximum exposure: R$ 712.078 thousand.

Plaintiff: Federal Revenue Department of Rio de Janeiro	The lower court considered the assessment to have grounds. The Company filed a Spontaneous Appeal.

Nature: Tax
Updated maximum exposure: R$ 233.412 thousand.
Corporate Income Tax (IRPJ) and Social Contribution (CSLL) related to 2003 - Fine on arrears on a payment made through voluntary disclosure

Plaintiff: IBAMA	Sentence handed down at the lower administrative level, ordering Petrobras to pay for non-compliance with the TAC. The company filed an administrative appeal which is awaiting a hearing.

Nature: Civil

Non-compliance with the Settlement and Commitment Agreement (TAC)clause related to the Campos Basin of August 11, 2004 for continuing to drill without prior approval	Updated maximum exposure: R$ 308.182 thousand.

Plaintiff: Federal Revenue Department	The lower court considered the assessment to have grounds. The Company filed a Spontaneous Appeal which is awaiting a hearing.

Nature: Tax
Updated maximum exposure: R$ 180.526 thousand.
Payment of CIDE (Contribution for intervention in the economic domain)on importing propane and butane

Plaintiff: Federal Revenue Department	The lower court ruled by a majority decision that the assessment had grounds.

Nature: Tax	Petrobras filed a spontaneous appeal which is awaiting a hearing.

Failure by Petrobras to withhold CIDE on naphtha imports resold to Braskem	Updated maximum exposure: R$ 1.402.204 thousand.

Pag: 74

Description	Current situation

Plaintiff: National Petroleum Agency - ANP	On July 18, 2007 Petrobras was notified of a new ANP board resolution stipulating the payment of further sums considered due, retroactively to 1998, annulling the earlier board resolution.

Nature: Tax
Petrobras filed a writ of security and obtained an injunction suspending the payment of the differences with respect to the Special Participation mentioned in ANP Resolution 400/2007, until the legal proceedings currently in progress in the Federal Courts of Rio de Janeiro are concluded.
Special participation– Marlim field – Campos Basin

This government participation was established by Brazilian Law on Oil 9.478/97, and is paid as a form of compensation for oil production activities levied on high-volume production fields.

The suspension of the administrative collection proceedings obtained by the injunction was lifted when the court handed down its decision denying Petrobras' petition. The Company filed an appeal with the Civil Appeals Court and also filed for a temporary stay, both of which are awaiting a hearing by the court.

The method used by Petrobras to calculate the special participation due for the Marlim field is based on the legally legitimate interpretation of Ordnance 10 of January 14, 1999, approved by the National Petroleum Agency (ANP).

The amount of the claim is R$ 3.106.675 thousand.

On August 16, 2006 the Full Board of Directors of the ANP approved the Report on the Certification of the Payment of the Special Participation in the Marlim field that established the methodology to be applied with regard to the Special Participation in Marlim, and also determined that Petrobras should make an additional payment in the amount of R$ 400 million, related to underpayments by Petrobras as a result of having used the calculation method initially determined by the ANP.

Petrobras accepted the order of the ANP on the grounds that the new methodology would not be applied retroactively, thus ensuring compliance with constitutional principles such as legal security and perfect legal act, and withheld the additional amount charged in accordance with the final decision at the highest level of decision-making of the ANP – its Full Board of Directors.

Pag: 75

a) Environmental questions

The Company is subject to various environmental laws and regulations that regulate activities involving the discharge of oil, gas and other materials, and that establish that the effects on the environment caused by the Company’s operations must be remedied or mitigated by the Company. The status of the main environmental legal proceedings in which the likelihood of loss is regarded as possible is presented below.

In 2000, in an oil spill at the São Francisco do Sul terminal of the Presidente Getúlio Vargas Refinery, approximately 1,06 million gallons of crude oil flowed into the surrounding area. Approximately R$ 74.000 thousand was spent at the time to clean up the effected area and to cover the fines applied by the environmental authorities. The following lawsuit refers to this spill:

Description	Current Situation

Plaintiff: AMAR – Association for Environmental Defense of Araucária	No decision handed down in the lower court. It is waiting for the start of the expert investigation to quantify the amount.

Nature: Environmental
Updated maximum exposure: R$ 105.010 thousand.
Indemnification for moral and property damage to the environment.
The court determined that this suit and the suit brought by the Paraná Environmental Institute (IAP) are heard together.

In 2001, the Company’s Araucária - Paranaguá oil pipeline ruptured due to an earthquake, causing a spill of approximately 15.059 gallons of fuel oil into a number of rivers in the State of Paraná. At the time, services to clean the river surfaces were performed, recovering approximately 13.738 gallons of oil. As a result of the accident the following suit was filed against the Company:

Description	Current Situation

Plaintiff: Paraná Environmental Institute (IAP)	The lower court partly accepted the defense and lowered the fine. Appeal by Petrobras awaiting a hearing at the Court of Appeals.

Nature: environmental
Updated maximum exposure: R$ 108.403 thousand.
Fine applied for alleged environmental damages.
The court determined that this suit and the suit brought by AMAR are heard together.

Pag: 76

On March 20, 2001, platform P-36 sank in the Campos Basin. As a result of the accident, the following lawsuit was filed against the Company:

Description	Current situation

Plaintiff: Federal Public Attorney’s Office - Rio de Janeiro	As published on May 23, 2007, the claim was considered partially to have grounds and Petrobras was ordered to pay damages in the amount of R$ 100.000 thousand, for the damage caused to the environment, to be restated monthly with 1% interest on arrears per month, as from the date on which the event occurred. Petrobras filed a motion for clarification, which is awaiting a hearing.

Nature: Civil

Indemnification for a environmental damages - P-36.

Updated maximum exposure: R$ 204.480 thousand.

b) Recovery of PIS and in COFINS

Petrobras and its subsidiary Gaspetro filed a civil suit against the Federal Government before the judiciary of Rio de Janeiro in order to recover, through offsetting, the amounts paid as PIS on financial revenue and exchange variations record in February 1999 and November 2002, and COFINS between February 1999 and January 2004, in light of the ruling that Law 9.718/98, article 3, paragraph 1 is unconstitutional..

On November 9, 2005, the Federal Supreme Court considered that the aforementioned paragraph 1 of article 3 of Law 9.718/98 is unconstitutional.

On January 9, 2006, in view of the final decision by the STF, Petrobras filed a new suit aiming at recovering the COFINS related to the period from January 2003 to January 2004.

At September 30, 2008, the amount of R$ 2.076.549 thousand in Petrobras and R$ 67.685 thousand in Gaspetro, with respect to the aforementioned suits, is not reflected in the financial statements.

Pag: 77

22 Commitments assumed by the energy segment

22.1 Commitment for purchase of natural gas

Petrobras entered into an agreement with Yacimientos Petrolíferos Fiscales Bolivianos (YPFB), to purchase a total of 201,9 billion m3 of natural gas during the term of the agreement, undertaking to purchase minimum annual volumes at a price calculated according to a formula indexed to the price of fuel oil. The agreement is valid until the 2019 and will be renewed until the total contracted volume has been consumed.

Additional amounts are being negotiated with YPFB, with respect to the quantity of liquids (heavy hydrocarbonates) present in the natural gas acquired through the GSA. The amendment to the GSA will take into consideration additional amounts between US$100 million and US$180 million per year, applied to the volumes of gas delivered as from May 2007.

In the period between 2002 and 2005, Petrobras bought less than the minimum volume established in the agreement with YPFB and paid US$ 81.409 thousand (equivalent to R$ 155.777 thousand at September 30, 2008) referring to the volumes not transported, the credits of which will be realized through drawings of future volumes.

The commitments for purchase of gas up to the end of the agreement represent volumes of 24 million cubic meters per day.

23 Guarantees on concession contracts for petroleum exploration

Petrobras gave guarantees to the National Petroleum Agency (ANP) in the total amount of R$ 5.555.290 thousand for the Minimum Exploration Programs established in the concession agreements for exploration areas, with R$ 3.554.991 thousand, net of commitments already undertaken, remaining in force. Of this amount, R$ 2.653.954 thousand refers to a lien on the oil from previously identified fields already in production, and R$ 901.037 thousand refers to bank guarantees.

Pag: 78

24 Segment reporting

Petrobras is an operationally integrated Company and the major part of the production of crude oil and gas of the Exploration and Production Department is transferred to other departments of Petrobras.

In the statements by business segment, the Company’s operations are presented according to the new organization and management structure approved on October 23, 2000 by the Board of Directors of Petrobras, comprising the following departments:

a) Exploration and production: this comprises, through the intermediary of Petrobras, Brasoil, PNBV, PifCo, PIB B.V., BOC, the Real Estate Investment Fund and the Special Purpose Entities, the activities of exploration, production development and production of oil, LNG (liquefied natural gas) and natural gas in Brazil, for the purpose of supplying, as a priority, refineries in Brazil and the selling of the surplus crude oil and oil products produced at their natural gas processing plants.

b) Supply: this comprises, through the intermediary of Petrobras, Downstream (Refap), Transpetro, Petroquisa, PifCo, PIB B.V., Refinaria Ipiranga, Quattor Participações, PNBV, Refinaria Abreu Lima and a Specifically Purpose Company, the activities of refining, logistics, transport and the selling of oil products, petroleum and alcohol, in addition to holding interests in petrochemical companies in Brazil and in two fertiliser plants.

c) Gas and Energy: this comprises, through the intermediary of Petrobras, Gaspetro, Petrobras Comercializadora de Energia, Petrobras Distribuidora, PifCo, Specific Purpose Entities and Thermoelectric Power Stations, the activities of transport and selling of natural gas produced in Brazil and imported, as well as the transport and selling of LNG that is imported, the generation and selling of electric power, and holding interests in natural gas transporters and distributors and in thermoelectric power stations.

d) Distribution: it is responsible for the distribution of oils products, fuel alcohol and compressed natural gas in the Brazil, represented by the operations of Petrobras Distribuidora and 17 de Maio Participações.

e) International: it comprises, through the intermediary of PIB B.V., PifCo, 5283 Participações, BOC and Petrobras, the activities of exploration and production of oil and gas, supply, gas and energy, and distribution carried out abroad in a number of countries in the Americas, Africa, Europe and Asia.

The items that cannot be attributed to the other departments are allocated to the corporate group entities, especially those connected to corporate financial management, overheads related to central administration and other expenses, including actuarial expenses related to the pension and healthcare plans for retired employees and pensioners.

The accounting information per business segment was prepared based on the assumption of controllability, with the aim of attributing to the business segments only those items over which these segments have effective control.

Pag: 79

25 Derivative financial instruments, hedging and risk management activities

The Company is exposed to a series of market risks arising from its operations. These risks mainly involve the fact that eventual variations in the prices of oil and oil products, in exchange rates or in interest rates may negatively affect the value of the financial assets and liabilities of the Company’s future cash flows and profits.

Petrobras has an overall risk management policy that it has been developing under the management of the Company’s directors. In 2004, the board of directors of Petrobras established the Risk Management Committee, consisting of executive managers from all the business departments and from various corporate departments. This committee, besides the objective to integrated management of exposures to risks and to formalize the Company’s main operating guidelines, aims to consolidated the information and discuss the actions of risk management, facilitating the communication with the Company’s directors and the Board of Directors on issues related to best corporate governance practices.

The creation of the Risk Management Committee aims to concentrate information and to discuss risk management actions, facilitating communication with the executive board and the board of directors with respect to aspects related to best corporate governance practices.

25.1 Market risk management of oil and oil products

Following the assumption of considering only the consolidated net exposure of the price risk of oil and oil products, the operations with derivatives, in general, are limited to hedging the results of transactions carried out on the international market for physical cargoes, i.e. they are hedge operations in which the positive or negative variations are totally or partially offset by the reverse results of the physical position.

The hedges for commercial transactions are contracted as short-term operations, in order to accompany the periods corresponding to the risk exposure of the commercial operations. The instruments used are futures contracts, forward contracts, swaps and option contracts. The operations are carried out on the New York Mercantile Exchange (NYMEX) and Intercontinental Exchange (ICE), as well as on the international over-the-counter market.

The fair value of the derivatives for oil and oil products is derived from quoted market prices (without adjustments) for similar assets or liabilities.

The hedge operations settled during the period from January to September 2008 corresponded to approximately 58% of the volume of imports and exports traded in Brazil plus the total volume of the cargoes traded abroad.

The guarantees given as collateral generally consist of deposits. The balances of the margins given as coverage of commodity derivative operations on the stock exchanges and over-the-counter market of the Parent Company and of Consolidated, as of September 30, 2008, were R$ 394.363 thousand and R$ 605.437 thousand, respectively.

The following table summarizes the information on the current derivative contracts for oil and oil products.

Pag: 80

Market derivatives of oil and oil products

	Consolidated

	Notional value in thousand of bbl*		Fair value R$ thousand		Maturity

	09.30.2008	06.30.2008	09.30.2008	06.30.2008

Futures contracts	(3.298)	(3.799)	39.320	(47.275)	2008

Purchase commitments	21.911	15.845
Sale commitments	(25.209)	(19.644)
Options contracts			(120.010)	(22.777)	2008

Purchase	(13.000)	(29.050)	(23.130)	(17.321)

Bidding position	16.935	44.625
Short sale	(29.935)	(73.675)
Sale	(28.820)	(45.700)	(96.880)	(5.455)

Bidding position	9.680	37.150
Short sale	(38.500)	(82.850)
Forward contracts	(2.978)	(1.438)	24.583	(31.016)	2008

Long position	3.685	7.422
Short position	(6.663)	(8.860)

*A negative notional amount represents a short position

Oil and oil product derivatives operations were reduced by approximately 90% at the beginning of October. In addition, in that month there was a drop of approximately 40% in prices on the oil market. Accordingly, a stress scenario analysis with respect to the prices and the volume exposed at September 30, 2008 is not representative of the Company’s current risk in these operations.

The accumulated results of the net derivative operations for oil and oil products as of September 30, 2008 generated a gain in the Parent company of R$ 63.926 thousand and in Consolidated of R$ 44.662 thousand.

25.2 Exchange risk management

The exchange risk management strategy involves the use of derivative instruments to minimize the foreign exchange exposure of certain of the Company’s obligations.

In September 2006, we contracted a hedge operation called a cross country swap to cover the bonds issued in Yens and to fix the company’s costs in this operation in US dollars. In a cross currency swap there is a swap of interest rates in different currencies. The exchange rate of the Yen for US dollars is fixed at the beginning of the transaction and remains fixed throughout its duration. The Company does not intend to settle these contracts before they expire. The effectiveness calculations indicated that hedging operation minimize the variation in the cash flow of the debt.

Pag: 81

Between January 1 and September 30, 2008, the subsidiary Petrobras Distribuidora contracted exchange hedge operations to cover the commercial margins inherent to exports (aviation segment) to foreign clients. The objective of the operation, contracted concomitantly with the definition of the cost of the exported products, is to guarantee that the commercial margins established with the foreign aviation clients are maintained during the term of validity of the negotiated prices, as well as during the commercial term for payment. The internal politic limits the volume of exchange hedge operations to the value of the exported products. On average, the period of exposure is three months. These operations consist of the sale of forward PTAX dollar contracts with non-deliverable forwards (NDFs) on the Brazilian over-the-counter market, which permits a fixed exchange rate and hedging against possible devaluation in the period.

In the first nine months of 2008 operations were carried out in the amount of US$503 million, covering the effectiveness of prices from February to November 2008, which represents approximately 75% of the volume of exports for this period. The settlements of the operations that expired between January 1 and September 30 presented a positive result of R$ 23.421 thousand.

The fair value of the derivatives is calculated based on normal market practices, using the closing values of the interest rates for Yens, US dollars and Reais for the entire period of the contracts. The table below summarizes the information on the derivative contracts in force.

Foreign currency derivatives

	Consolidated

	Notional value in thousand		Fair value in thousand		Maturity	Value at Risk in R$ thousand*	Realized in 2008 in R$ thousand

	09.30.2008	06.30.2008	09.30.2008	06.30.2008

Dollar forward contracts

Short position	140.370	152.376	(31.295)	12.862		15.054	23.421

	135.801	152.376	(30.841)	12.862	2008
	4.570		(454)		2009

Swaps

Cross Currency Swap			36.788	25.192	2016	32.948	(18.370)

Asset position
Average receipt rate (JPY):	35.000.000	35.000.000	658.444	543.762
Liability position
Average payment rate (USD):	297.619	297.619	(621.655)	(518.570)

*Value at Risk: Represents the maximum expected loss in one day with 95% reliability under normal market conditions.

Pag: 82

The following sensitivity analysis was conducted for the fair value of the foreign currency derivatives. The probable scenario is the fair value at September 30, 2008. The possible and remote scenarios considered the deterioration in the risk variable of 25% and 50%, respectively, with respect to the same date.

		Consolidated

		R$ thousand

Foreign exchange derivatives	Risk	Probable scenario at 09.30.2008	Possible scenario (Δ of 25%) *	Remote scenario (Δ of 50%) *

Dollar forward contracts	Appreciation of the US dollar against the real	(31.295)	(98.806)	(166.318)
Cross Currency Swap	Depreciation of the yen against the US dollar	36.788	(94.900)	(182.693)

* Not reviewed by independent audit

25.3 Interest rate risk management

The Company’s interest risk rate is due to its long term debt and, to a lesser extent, its short-term debt. The foreign currency floating rate debt is mainly subject to fluctuations in the Libor and the floating rate denominated in reais is mainly subject to fluctuations in the Brazilian long-term interest rate (TJLP), fixed by the Central Bank of Brazil. The Company currently does not use derivative financial instruments to manage its exposure to fluctuations in interest rates.

25.4 Financial instruments

In the normal course of its business activities, the Company uses various types of financial instruments.

a) Credit concentration risk

A substantial part of the Company’s assets, including financial instruments, are located in Brazil. The Company’s financial instruments that are exposed to credit concentration risks are mainly its cash and cash equivalents, government securities, amounts receivable and futures contracts.

The Company adopts a number of measures to reduce its credit risk to acceptable levels.

b) Fair value

The fair value of financial instruments is derived either from quoted market prices, when available, or, in their absence, the present value of expected cash flows. Fair values of cash and cash equivalents, trade receivables, short-term debt and trade payables closely approximate their book values. The fair values of the Company’s available-for-sale government securities and other long-term assets and liabilities do not differ materially from their book values.

Pag: 83

26 Environment, health and safety

In the nine-month period and health were compatible with the best companies in the sector worldwide and in the period there were no significant oil spills.

This good performance has received a great deal of recognition both within and outside Brazil, and has contributed to the fact that Petrobras has continued, in September, to stay in that select group of companies that compose the Dow Jones Index of Sustainability. In Brazil, besides Petrobras, there are only another seven companies who are included in this index, and in the whole world Petrobras is the only Company in the petroleum and gas sector from the so-called emerging countries.

The company’s total expenditure on safety, environment and health (SMS), considering investments and operations, from January to September 2008 reached an accumulated amount of approximately R$ 3.210.000 thousand, of which R$ 1.642.000 thousand was spent on safety, R$ 1.306.000 thousand million on the environment and R$ 262.000 thousand on health. This does not include the expenditure related to the Multidisciplinary Health Plan (AMS) and support for external environmental programs and/or projects.

In the same period the Program for Excellence in Environmental Management and Operating Safety recorded investments and operations of approximately R$ 440.000 thousand.

27 Subsequent Events

27.1 Merger of 17 de Maio Participações S.A.

On October 17, 2008, the board of directors of Petrobras approved the proposal for a merger of its wholly controlled subsidiary 17 de Maio Participações S.A., a closely-held company. The merger, which is related to the acquisition of the fuel and lubricants distribution assets located in the North, North East and Centre-West regions, and the asphalt assets of the Ipiranga Group, will be submitted to the decision of the Special General Meeting to be held on November 24, 2008.

27.2 Advance on Export Contracts - ACC

On October 23, 2008, Petrobras negotiated an Advance on Export Contracts - ACC with Banco do Brasil in the amount of US$ 300.000 thousand, equivalent to R$ 750.990 thousand. This advance was negotiated with the following conditions:

- Term: 179 days, with maturity on April 20, 2009;

- Interest rate: 6,30% p.a. With payment on April 20, 2009; and

- Exemption from IOF (Tax on Financial Operations) and income tax (IR) provided that the exports are made.

Pag: 84

27.3 Sale option of the Pasadena refinery

In a provisional decision handed down on October 24, 2008, referring to the arbitration proceedings brought in the International Centre for Dispute Resolution between Petrobras America Inc. (PAI), a wholly- controlled a subsidy of Petrobras, and Astra Oil Trading NV (Astra), which shares the control of the Pasadena refinery (Pasadena Refining System Inc (PRSI), located Texas, the exercise of the sale option of PRSI by Astra to PAI was considered valid. The decision also determined as valid the exercise of the sale option, by its affiliated companies, of the PRSI Trading Company LP, a company established to commercialize, sell and distribute brute petroleum and products refined by the refinery.

If the legal content of the provisional decision is upheld, PAI and its affiliated companies will hold 100% of the rights in both companies.

Although the price to be paid depends on a future procedural step, PAI and Astra are working jointly to immediately transfer all the operating, managerial and financial responsibilities to PAI.

27.4 Bank Credit Line

On October 31, 2008, Petrobras took out a loan (Bank Credit Line) from Caixa Econômica Federal (CEF) in the total amount of R$ 2.022.700 thousand. The objective of the loan is to reinforce the Company’s working capital. This loan was negotiated with the following conditions:

- Term: 180 days, principal and charges with amortization in a single payment at the end of the term;

- Interest rate: 104% of the CDI Over;

- Levying of IOF; and

- A clause for extraordinary amortization and early liquidation. The company may make extraordinary payments at any time to amortize the debt, in addition to making early liquidation.

Pag: 85

05.01 – QUARTERLY PERFORMANCE OF THE COMPANY

Net income

Petrobras obtained a net profit of R$ 11.352 million in 3Q-2008, with an operating profit corresponding to 23,94% of the net operating revenue (31,04% in 2Q08).

		3rd Quarter			Year
2Q 2008	2008	2007	Δ %		2008	2007	Δ %
52.961	58.128	44.201	32	Gross operating revenue	155.950	123.880	26
41.587	45.910	33.158	38	Net operating revenue	121.305	91.852	32
12.909	10.991	9.872	11	Operating profit (1)	32.992	26.208	26
(2.318)	5.443	(953)	(671)	Financial results	3.270	(2.526)	(229)
1.126	614	(253)	(342)	Equity adjustment	2.538	306	729
8.366	11.352	5.670	100	Net income for the period	26.469	16.860	57
0,95	1,29	0,65	(26)	Net income per share	3,02	1,92	(21)
457.401	344.092	285.333	21	Market value	344.092	285.333	21

(1) Before financial income and expenses and the equity adjustment.

The main factors that contributed to the net income in 2008, in relation to 2007, were:

• 32% increase in net operating revenue:

• Increase in the volume sold on the domestic market, in particular the sales of gasoline (4%), natural gas (32%), diesel (9%) and aviation kerosene (10%);

• Increase in the average realization prices on the domestic and foreign markets, reflecting the increase in international prices.

• 35% increase in the average unit costs, as a result of:

• Greater expenditures with government interests and imports of oil and oil products due to the increase in international prices;

• Greater expenditures with afreightment of platforms, reflecting the fact that new fields came into operation (FPSO Piranema, FPSO Golfinho, P52 and P54 Roncador).

• Increase in the following expenses:

• Selling expenses (R$ 609 million), as a result of recording an allowance for doubtful accounts (R$ 58 million), a greater volume transported by the Malhas Consortium and the entry of new gas pipelines as from July 2007 (R$ 256 million) and greater expenditures with sea freights and the readjustment of tariffs in the contract for pipelines and terminals with Transpetro as from August 2007 (R$ 166 million);

Pag: 86

• Administrative and general expenses (R$ 388 million), as a result of the increase for the labor force, the salary readjustment referring to the collective labor agreement (ACT) for 2007/2008, a process for advances in level; a provision for the collective labor agreement (ACT) for 2008/2009 and an increase in contracted services, especially technical, auditing and advisory services;

• Exploration costs (R$ 876 million), related to the greater costs with write-offs of dry wells or wells that are not economically viable (R$ 871 million);

Compensated by the decrease in the following expenditures:

• Tax expenses (R$ 304 million), mainly as a result of the extinguishment of CPMF (Tax on financing activities, compensated by the increase in the rate for IOF (tax on financial transactions) as from January 2008;

• Health and a pension plan expenses (R$ 928 million), due to the commitments assumed through the Agreement for Reciprocal Obligations in 2007 (R$ 697 million).

• Positive effect of R$ 5.796 million on the financial results, particularly oin monetary and foreign exchange variations (R$ 6.446 million), due to the depreciation of the Brazilian Real in 2008 against the funds invested abroad, through subsidiaries, in the international segment, in E&P equipment for use in Brazil, and in commercial activities.

• Increase of R$ 2.232 million in the equity in earnings of subsidiaries, mainly as a result of the better results presented by BR, Gaspetro, Transpetro, PIB BV and PNBV.

• Better non-operating results (R$ 365 million), arising from the gain in equity interests (R$ 309 million).

• Increase in income and social contribution taxes (R$ 5.491 million), considering, inclusively, that in 2007 the Company was benefited by the recording of a provision for interest on shareholders’ equity (R$ 1.492 million).

Pag: 87

Economic indicators

The business operations conducted by Petrobras in 2008 totaled a profit of R$ 38 billion before financial results, from the results arising from equity interests, and from taxes, depreciation and amortization (EBITDA), which was a 25,4% increase in relation to the same period of 2007.

	3rd Quarter			Year
2Q 2008	2008	2007		2008	2007
43	38	45	Gross margin (%)	41	46
31	24	27	Operating margin (%)	27	29
20	25	17	Net margin (%)	22	18
14.517	12.755	10.386	EBITDA – R$ million	37.906	30.229

The Gross Margin decreased 5 percentage points, as a result of the increase in expenditures with government interests, costs with imports of oil and oil products related to the increase in international prices and the greater expenditures with afreightment of platforms, reflecting the entry into operation of new fields. These effects were partially compensated by the higher average price worldwide.

Pag: 88

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (IN THOUSAND OF REAIS)

1 - Code	2 - Description	3 - 09/30/2008	4 - 06/30/2008
1	Total Assets	271.944.555	250.264.337
1.01	Current Assets	64.884.294	60.004.778
1.01.01	Cash and Cash Equivalents	10.776.131	11.046.248
1.01.01.01	Cash and Banks	1.511.109	2.072.151
1.01.01.02	Short Term Investments	9.265.022	8.974.097
1.01.02	Accounts Receivable, net	16.924.481	15.600.860
1.01.02.01	Customers	16.924.481	15.600.860
1.01.02.01.01	Customers	14.553.713	13.968.305
1.01.02.01.02	Credits with Affiliated Companies	828.413	696.580
1.01.02.01.03	Other Accounts Receivable	2.997.024	2.352.863
1.01.02.01.04	Allowance for Doubtful Accounts	(1.454.669)	(1.416.888)
1.01.02.02	Miscellaneous Credits	0	0
1.01.03	Inventories	25.976.804	22.998.563
1.01.04	Other	11.206.878	10.359.107
1.01.04.01	Dividends Receivable	2.882	2.882
1.01.04.02	Recoverable Taxes	7.725.065	7.142.019
1.01.04.03	Prepaid Expenses	1.727.828	1.628.173
1.01.04.04	Other Current Assets	1.386.961	1.410.397
1.01.04.05	Marketable Securities	364.142	175.636
1.02	Non-current Assets	207.060.261	190.259.559
1.02.01	Long-Term Assets	22.310.393	22.001.918
1.02.01.01	Miscellaneous Credits	6.232.435	6.463.057
1.02.01.01.01	Petroleum and Alcohol Accounts - STN	804.759	801.042
1.02.01.01.02	Marketable Securities	3.511.408	3.616.130
1.02.01.01.03	Investments in Privatization Process	3.228	3.228
1.02.01.01.04	Accounts Receivable, net	1.913.040	2.042.657
1.02.01.02	Credits with Affiliated Companies	129.694	610.985
1.02.01.02.01	With Affiliates	129.694	610.985
1.02.01.02.02	With Subsidiaries	0	0
1.02.01.02.03	Other Companies	0	0
1.02.01.03	Other	15.948.264	14.927.876
1.02.01.03.01	Project Financing	0	0
1.02.01.03.02	Deferred Income Tax and Social Contribution	3.897.204	3.819.220
1.02.01.03.03	Deferred ICMS	1.714.105	1.396.350
1.02.01.03.04	Deferred PASEP/COFINS	4.372.499	3.709.327
1.02.01.03.05	Other Deferred Taxes	88.236	145.013
1.02.01.03.06	Judicial Deposits	1.742.616	1.722.225
1.02.01.03.07	Advance for Migration - Pension Plan	1.384.553	1.346.948
1.02.01.03.08	Advance to Suppliers	409.837	365.813
1.02.01.03.09	Prepaid Expenses	1.416.212	1.414.403
1.02.01.03.10	Compulsory Loans - Eletrobras	10	10

Pag: 89

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (IN THOUSAND OF REAIS)

1 - Code	2 - Description	3 - 09/30/2008	4 - 06/30/2008
1.02.01.03.11	Inventories	254.451	214.683
1.02.01.03.12	Other Non-current Assets	668.541	793.884
1.02.02	Fixed Assets	184.749.868	168.257.641
1.02.02.01	Investment	7.761.821	7.650.941
1.02.02.01.01	In Affiliates	4.548.298	4.468.268
1.02.02.01.02	Goodwill in Affiliates	1.336.917	1.386.221
1.02.02.01.03	In Subsidiaries	667.354	633.565
1.02.02.01.04	Goodwill in Subsidiaries	860.289	825.828
1.02.02.01.05	Other Investments	348.963	337.059
1.02.02.01.06	Rights/Advances - Acquisition Investments	0	0
1.02.02.02	Property, Plant and Equipment	168.177.827	152.271.715
1.02.02.03	Intangible	6.437.908	5.751.259
1.02.02.04	Deferred Charges	2.372.312	2.583.726

Pag: 90

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES (IN THOUSAND OF REAIS)

1 - Code	2 - DESCRIPTION	3 - 09/30/2008	4 - 06/30/2008
2	Liabilities and Stockholders' Equity	271.944.555	250.264.337
2.01	Current Liabilities	52.347.785	44.539.252
2.01.01	Loans and Financing	11.564.456	8.301.180
2.01.01.01	Financing	11.023.746	7.520.850
2.01.01.02	Interest on Financing	540.710	780.330
2.01.02	Debentures	0	0
2.01.03	Suppliers	17.420.518	16.664.213
2.01.04	Taxes, Contribution and Participation	13.654.486	11.430.060
2.01.05	Dividends Payable	0	0
2.01.06	Accruals	3.281.702	3.445.473
2.01.06.01	Payroll and Related Charges	2.281.953	1.941.894
2.01.06.02	Provision for Contingencies	54.000	54.000
2.01.06.03	Pension Plan	490.013	423.647
2.01.06.04	Healthcare benefits plan	455.736	455.736
2.01.06.05	Profit sharing for employees and management	0	570.196
2.01.07	Debts with Subsidiaries and Affiliated Companies	0	0
2.01.08	Other	6.426.623	4.698.326
2.01.08.01	Advances from Customers	621.551	502.075
2.01.08.02	Project Financing	333.696	238.378
2.01.08.03	Other Current Liabilities	5.471.376	3.957.873
2.02	Non-current Liabilities	72.939.177	69.436.967
2.02.01	Long-Term Liabilities	71.169.377	67.190.694
2.02.01.01	Loans and Financing	35.479.442	32.451.649
2.02.01.02	Debentures	0	0
2.02.01.03	Accruals	27.520.324	27.171.793
2.02.01.03.01	Healthcare Benefits Plan	10.099.236	9.830.104
2.02.01.03.02	Contingency Accrual	772.117	692.795
2.02.01.03.03	Provision for Pension plan	4.668.636	4.658.400
2.02.01.03.04	Deferred Income Tax and Social Contribution	11.911.496	11.930.471
2.02.01.03.05	Other Deferred Taxes	68.839	60.023
2.02.01.04	Subsidiaries and Affiliated Companies	136.431	143.920
2.02.01.05	Advance for Future Capital Increase	0	0
2.02.01.06	Others	8.033.180	7.423.332
2.02.01.06.01	Provision for Dismantling of Areas	6.329.860	6.234.772
2.02.01.06.02	Other Accounts and Expenses Payable	1.703.320	1.188.560
2.02.02	Deferred Income	1.769.800	2.246.273
2.03	Minority Interest	6.208.824	6.580.201
2.04	Shareholders’ Equity	140.448.769	129.707.917
2.04.01	Capital	78.966.691	78.966.691
2.04.01.01	Subscribed and Paid-In Capital	78.966.691	78.966.691
2.04.01.02	Monetary Restatement of Capital	0	0

Pag: 91

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES (IN THOUSAND OF REAIS)

1 - Code	2 - DESCRIPTION	3 - 09/30/2008	4 - 06/30/2008
2.04.02	Capital Reserves	514.857	514.857
2.04.02.01	AFRMM subsidy	0	0
2.04.02.02	Fiscal Incentive - Income Tax	514.857	514.857
2.04.03	Revaluation Reserve	14.071	15.250
2.04.03.01	Own Assets	0	0
2.04.03.02	Subsidiaries and Affiliated Companies	14.071	15.250
2.04.04	Revenue Reserves	34.345.428	34.456.461
2.04.04.01	Legal	7.612.508	7.612.508
2.04.04.02	Statutory	504.544	504.544
2.04.04.03	For Contingencies	0	0
2.04.04.04	Unrealized Earnings	0	0
2.04.04.05	Retained Earnings	26.228.376	26.339.409
2.04.04.06	Undistributed Dividends	0	0
2.04.04.07	Others Revenue Reserves	0	0
2.04.05	Retained Earnings/(Accumulated losses)	26.607.722	15.754.658
2.04.06	Advance for Capital Increase	0	0

Pag: 92

07.01 - CONSOLIDATED STATEMENT OF INCOME FOR THE QUARTER (IN THOUSAND OF REAIS)

1 - Code	2 – DESCRIPTION	3 - 07/01/2008 to 09/30/2008	4 - 01/01/2008 to 09/30/2008	5 - 07/01/2007 to 09/30/2007	6 - 01/01/2007 to 09/30/2007
3.01	Gross Operating Revenues	81.481.717	207.653.944	56.572.273	160.331.958
3.02	Sales Deductions	(14.022.149)	(38.732.584)	(12.103.648)	(35.171.211)
3.03	Net Operating Revenues	67.459.568	168.921.360	44.468.625	125.160.747
3.04	Cost of Products and Services Sold	(46.757.032)	(109.727.924)	(27.263.405)	(75.444.427)
3.05	Gross profit	20.702.536	59.193.436	17.205.220	49.716.320
3.06	Operating Expenses	(5.140.652)	(19.118.472)	(8.212.673)	(22.799.778)
3.06.01	Selling	(1.855.174)	(5.169.933)	(1.635.228)	(4.492.773)
3.06.02	General and Administrative	(1.994.256)	(5.167.279)	(1.554.983)	(4.597.894)
3.06.02.01	Management and Board of Directors Remuneration	(9.166)	(26.113)	(7.185)	(21.934)
3.06.02.02	Administrative	(1.985.090)	(5.141.166)	(1.547.798)	(4.575.960)
3.06.03	Financial	(607.827)	(1.172.108)	(192.205)	(760.397)
3.06.03.01	Income	391.715	1.477.849	528.595	1.611.782
3.06.03.02	Expenses	(999.542)	(2.649.957)	(720.800)	(2.372.179)
3.06.04	Other Operating Income	0	0	0	0
3.06.05	Other Operating Expenses	(821.736)	(7.616.488)	(4.627.702)	(12.558.864)
3.06.05.01	Taxes	(170.468)	(445.630)	(329.033)	(951.005)
3.06.05.02	Cost of Research and Technological Development	(478.481)	(1.268.794)	(410.082)	(1.220.495)
3.06.05.03	Impairment	0	0	0	0
3.06.05.04	Exploratory Costs for The Extraction of Crude Oil and Gas	(890.517)	(2.169.901)	(453.203)	(1.499.329)
3.06.05.05	Healthcare and Pension Plan	(356.073)	(1.068.218)	(1.146.850)	(2.052.141)
3.06.05.06	Net Monetary and Exchanges Variation	3.451.209	1.813.330	(898.912)	(2.400.899)
3.06.05.07	Other Operating Expenses, Net	(2.377.406)	(4.477.275)	(1.389.622)	(4.434.995)
3.06.06	Equity Pick-up	138.341	7.336	(202.555)	(389.850)
3.07	Operating Income	15.561.884	40.074.964	8.992.547	26.916.542
3.08	Non-operating Income (Expenses)	(29.897)	371.477	(139.261)	(87.757)
3.08.01	Income	(23.914)	405.075	(156.997)	(44.698)

Pag: 93

07.01 - CONSOLIDATED STATEMENT OF INCOME FOR THE QUARTER (IN THOUSAND OF REAIS)

1 - Code	2 – DESCRIPTION	3 - 07/01/2008 to 09/30/2008	4 - 01/01/2008 to 09/30/2008	5 - 07/01/2007 to 09/30/2007	6 - 01/01/2007 to 09/30/2007
3.08.02	Expenses	(5.983)	(33.598)	17.736	(43.059)
3.09	Income before Taxes/Employee profit sharing	15.531.987	40.446.441	8.853.286	26.828.785
3.10	Income Tax and Social Contribution	(5.846.750)	(13.316.794)	(1.765.480)	(8.412.682)
3.11	Deferred Income Tax	205.982	(852.408)	(1.013.120)	(501.883)
3.12	Profit Sharing/ Statutory Contribution	0	0	0	0
3.12.01	Participations	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interest on Stockholders’ capital	0	0	0	0
3.14	Minority Interest	960.665	283.033	(546.504)	(1.454.967)
3.15	Net Income/loss for the period	10.851.884	26.560.272	5.528.182	16.459.253
	Number of Shares. Ex-Treasury (THOUSANDS)	8.774.076	8.774.076	4.387.038	4.387.038
	Net income per Share (Reais)	1,23681	3,02713	1,26012	3,75179
	Loss per Share (Reais)

Pag: 94

08.01 - QUARTERLY CONSOLIDATED PERFORMANCE OF THE COMPANY

Consolidated net income in the 3Q-2008 reached the record level of R$ 10,852 million, 96% above the same period in 2007. This result was chiefly due to increased production, the higher average domestic and export oil product sales prices and the FX gain resulting from the depreciation of the Real on net assets exposed to exchange variations in the amount of R$ 3,478 million.

Year-to-date consolidated net income, also a new record, climbed 61% over the 9M-2007, chiefly due to the 4% increase in total production, higher average oil and oil product sales prices, reduced expenses from the pension plan and the exchange rate effects mentioned above.

Pag: 95

Operating cash flow (EBITDA) increased by 20% over the 3Q-2007 and fell by 14% over the previous quarter. The quarter-on-quarter decline was mostly affected by the increase in government take and import costs, as well as the liquidation of inventories acquired at a higher cost in the 2Q-08.

In year-to-date terms, EBITDA grew by 24% to R$ 47,686 million. This figure, jointly with period net income of R$ 26,560 million, reflects the Company’s sound operating, economic and financial performance, ensuring funds for the Company’s investment plan.

Total oil and gas production grew by 6% year-on-year in the 3Q-2008 and 2% quarter-over-quarter, led by natural gas output in Brazil, which moved up by 22% and 3% respectively. The start-up of new wells connected to the P-52 and P-54 platforms, both in the Roncador field, in addition to the startup of the ESS-103 well in the pre-salt layer of the Campos Basin, connected to the P-34 platform, were primarily responsible for the quarterly production increase.

Brazil’s oil output reached a new monthly record of 1,897,000 barrels/day in September/08.

Pag: 96

The consolidated capital spending for Petrobras totaled R$ 13,151 million in the 3Q-2008, 22% up on the 3Q-2007 and 23% higher than the 2Q-2008. Most of the funds were allocated to boosting future oil and gas production capacity in Brazil.

The Petrobras System’s value added was 32% higher than in the 3Q-2007 and 8% more than in the 2Q-2008. The main beneficiary was the group of shareholders who saw their share of value added increase by 63% in the 3Q-2007.

Pag: 97

Net Income and Consolidated Economic Indicators

Petrobras posted a consolidated year-to-date net income of R$ 26,560 million, 61% higher than in the same period the year before.

R$ million
	3rd Quarter				Jan-Sep

2Q-2008	2008	2007	Δ %		2008	2007	Δ %

67,014	81,482	56,572	44	Gross Operating Revenues	207,654	160,332	30
54,570	67,460	44,469	52	Net Operating Revenues	168,921	125,161	35
15,502	12,581	10,286	22	Operating Profit (1)	39,426	30,467	29
(1,802)	2,843	(1,091)	(361)	Financial Result	641	(3,161)	(120)
8,783	10,852	5,528	96	Net Income	26,560	16,459	61
1.00	1.24	0.63	96	Net Income per Share(3)	3.03	1.88	62
457,401	344,092	285,333	21	Market Value (Parent Company)	344,092	285,333	21
39	31	39	(8)	Gross Margin (%)	35	40	(5)
28	19	23	(4)	Operating Margin (%)	23	24	(1)
16	16	12	4	Net Margin (%)	16	13	3
18,131	15,680	13,075	20	EBITDA – R$ million(2)	47,686	38,321	24

				Financial and Economic Indicators
121	115	75	53	Brent (US$/bbl)	111	67	65

1.66	1.67	1.92	(13)	US Dollar Average Price - Sale (R$)	1.69	2.00	(16)
1.59	1.91	1.84	4	US Dollar Last Price - Sale (R$)	1.91	1.84	4

(1) Operating income before financial result, equity balance and taxes.
(2) Operating income before financial result, equity balance and depreciation/amortization.
(3) Net Income per Share was restated for purpose of comparison due to the split of shares approved on the Extraordinary General Meeting of March, 24 2008.

R$ million
	3rd Quarter				Jan-Sep

2Q-2008	2008	2007	Δ %		2008	2007	Δ %

13,557	15,562	8,993	73	Operating Income as per Brazilian Corporate Law	40,074	26,917	49
1,802	(2,843)	1,091	(361)	(-) Financial Result	(641)	3,161	(120)
143	(138)	202	(168)	(-) Equity Income Result	(7)	389	(102)

15,502	12,581	10,286	22	Operating Profit	39,426	30,467	29
2,629	3,099	2,789	11	Depreciation / Amortization	8,260	7,854	5

18,131	15,680	13,075	20	EBITDA	47,686	38,321	24

33	23	29	(6)	EBITDA Margin (%)	28	31	(3)

Pag: 98

The behavior of the main components of consolidated net income, in relation to the first nine months of 2007, was as follows:

• A R$ 9,477 million increase in gross profit:

	R$ Million
	Change
	Jan-Sep-2008 X Jan-Sep-2007
Gross Profit Analysis - Main Items	Net Revenues	Cost of Goods Sold	Gross Profit

. Domestic Market: - volumes sold	6,505	(4,564)	1,941
- domestic prices	14,821	-	14,821
. International Market: - export volumes	(1,009)	343	(666)
- export price	9,052	-	9,052
. Increase in expenses:(*)	-	(18,835)	(18,835)
. Increase in profitability of distribution segment	1,031	(655)	376
. Increase in profitability of trading operations	4,256	(3,935)	321
. Increase in international sales	4,126	(3,411)	715
. FX effect on controlled companies abroad	2,953	(2,840)	113
. Others	2,025	(386)	1,639

	43,760	(34,283)	9,477

(*) Expenses Composition:	Value
- import of crude oil and oil products and gas (1)	(10,429)
- domestic Government Take	(4,751)
- generation and purchase of energy for commercialization	(1,510)
- non-oil products, including alcohol, biodiesel and other	(1,291)
- transportation: maritime and pipelines (2)	(499)
- materials, services and depreciation	(428)
- salaries, benefits and charges	(14)
- third-party services	87

(18,835)

(1) CIF Values.
(2) Expenditures on cabotage, terminals and pipelines

Pag: 99

• A R$ 518 million increase in operating expenses, notably:

• Selling expenses (R$ 677 million) due to higher sales volume and freight costs (R$ 324 million), the increase in provisions for doubtful debts (R$ 74 million) and expenses related to logistics and maintenance services (R$ 63 million);

• Exploration costs (R$ 671 million), from the write-off of dry and economically unviable wells (R$ 823 million), offset by the reduction in seismic costs (R$ 253 million);

• General and administrative expenses (R$ 569 million), due to the rise in personnel costs as a result of the increase in the workforce and pay rises both in Brazil and abroad (R$ 363 million), as well as third-party consulting, auditing and data processing services in Brazil (R$ 190 million).

• Other operating expenses (R$ 41 million) as a result of non-recurring expenses with the Petros Plan (R$ 1,050 million) in 2007 despite the booking of provisions for contingencies, pay rises and benefits as part of the collecting bargaining agreements, as well as contractual fines related to natural gas supply and the adjustment to market value of foreign subsidiaries’ oil product inventories (R$ 803 million).

• More than offsetting the reduction in the following expenses:

• Tax expenses (R$ 505 million), due to the elimination of the CPMF financial transaction tax as of January/08, offset by the increase in the IOF financial operations tax rate in the same month;

• Health and Pension Plan (R$ 984 million) due to the commitments assumed with the Reciprocal Obligation Agreement (R$ 697 million) in 2007;

• Reversal of the financial result (R$ 3,802 million) due to FX gains on financial investments abroad and on the use of funds held by International subsidiaries to acquire E&P equipment for use in Brazil and in commercial activities.

• An increase in the non-operating result (R$ 460 million), due to gains from changes in capital structure on controlled companies (R$ 409 million).

• Increase in income tax and social contributions (R$ 5,254 million), considering that in 2007 the Company benefited from provisions for interest on own capital (R$ 1,492 million).

Pag: 100

Net income in the 3Q-2008 totaled R$ 10,852 million, 24% above the R$ 8,783 million posted in the 2Q-2008 due to the factors listed below:

• A R$ 535 million reduction in gross profit:

	R$ Million
	Changes
	3Q-2008 X 2Q-2008
Main Items	Net Revenues	Cost of Goods Sold	Gross Profit
. Domestic Market: - volumes sold	1,944	(1,241)	703
- domestic price	2,472	-	2,472
. International Market: - export volumes	469	(126)	343
- export price	(217)	-	(217)
. Increase in expenses:(*)	-	(3,780)	(3,780)
. Increase in profitability of distribution segment	122	(55)	67
. Decrease in profitability of trading operations	(1,000)	238	(762)
. Decrease in international sales	506	(1,146)	(640)
. FX effect on controlled companies abroad	7,652	(6,742)	910
. Other	942	(573)	369

	12,890	(13,425)	(535)

(*) Expenses Composition:	Value
- import of crude oil and oil products and gas (1)	(1,626)
- domestic Government Take	(1,114)
- non-oil products, including alcohol, biodiesel and other	(401)
- transportation: maritime and pipelines (2)	(272)
- materials, services and depreciation	(113)
- salaries, benefits and charges	71
- generation and purchase of energy for commercialization	(223)
- third-party services	(102)

(3,780)

(1)	CIF Values.
(2)	Expenditures on cabotage, terminals and pipelines

Pag: 101

• A R$ 2,386 million increase in the following operating expenses:

• Selling expenses (R$ 132 million), due to the increase in sales volume;

• General and administrative expenses (R$ 386 million) due to expenses with technical consulting, auditing and data-processing services and the exchange impact on the expenses of foreign subsidiaries;

• Exploration costs (R$ 297 million) from the write-off of dry and non-commercial wells, as well as geological and geophysical costs in Brazil (R$ 135 million), plus higher exploration costs abroad (R$ 134 million);

• Other operating expenses (R$ 1,422 million) due to the increase in thermal plant operating expenses, contractual fines related to natural gas supply, pay rises and benefits established by collective bargaining agreements, the adjustment to market value of foreign subsidiaries’ oil and oil product inventories, and expenses associated with institutional relations and cultural projects, as well as projects associated with health, safety and the environment, totaling R$1,011 million.

• Reversal of the financial result (R$ 4,645 million) due to FX gains on financial investments abroad and the use of funds held by International subsidiaries to acquire E&P equipment for use in Brazil and in commercial activities.

• Increased equity income (R$ 281 million), chiefly due to greater FX gains on foreign subsidiaries’ shareholders equity.

• A negative impact on the non-operating result (R$ 443 million), primarily due a gain on changes in capital structure on controlled companies in the 2Q-2008 (R$ 409 million).

Pag: 102

Physical Indicators (*)

	3rd Quarter				Jan-Sep
2Q-2008	2008	2007	Δ %		2008	2007	Δ %

Exploration & Production - Thousand bpd
				Domestic Production
1,854	1,883	1,797	5	Oil and NGL	1,851	1,796	3
321	330	271	22	Natural Gas (1)	318	271	17
2,175	2,213	2,068	7	Total	2,169	2,067	5
				Consolidated - International Production
104	110	111	(1)	Oil and NGL	107	113	(5)
96	100	114	(12)	Natural Gas (1)	100	110	(9)
200	210	225	(7)	Total	207	223	(7)
14	14	16	(13)	Non Consolidated - Internacional Production (2)	14	16	(13)

214	224	241	(7)	Total International Production	221	239	(8)

2,389	2,437	2,309	6	Total production	2,390	2,306	4

(1) Does not include liquified gas and includes re-injected gas
(2) Non consolidated companies in Venezuela.

Refining, Transport and Supply - Thousand bpd
441	423	412	3	Crude oil imports	405	387	5
167	270	201	34	Oil products imports	222	153	45

608	693	613	13	Import of crude oil and oil products	627	540	16

425	457	392	17	Crude oil exports	399	364	10
245	200	278	(28)	Oil products exports	234	265	(12)

670	657	670	(2)	Export of crude oil and oil products (3)	633	629	1

62	(36)	57	(163)	Net exports (imports) crude oil and oil products	6	89	(93)

197	213	180	18	Import of gas and others	201	161	25
6(3)	3(3)	8	(63)	Other exports	4(3)	4	-
2,050	2,006	2,027	(1)	Output of oil products	1,988	2,046	(3)
1,846	1,821	1,806	1	• Brazil	1,814	1,794	1
204(7)	185	221	(16)	• International	174	252	(31)
2,223	2,223	2,167	3	Primary Processed Installed Capacity	2,223	2,167	3
1,942	1,942	1,986	(2)	• Brazil (4)	1,942	1,986	(2)
281	281	181	55	• International	281	181	55
				Use of Installed Capacity (%)
95	93	91	2	• Brazil	92	90	2
63(7)	63	93	(30)	• International	60	85	(25)
77	76	78	(2)	Domestic crude as % of total feedstock processed	78	78	-
(3) Volumes of oil and oil products exports include ongoing exports.
(4) As per ownership recognized by the ANP.

Sales Volume - Thousand bpd
754	792	734	8	Diesel	749	692	8
302	323	290	11	Gasoline	308	299	3
95	103	109	(6)	Fuel Oil	99	104	(5)
152	141	165	(15)	Nafta	153	165	(7)
217	224	216	4	GLP	213	207	3
75	75	69	9	QAV	75	68	10
169	132	184	(28)	Others	156	171	(9)

1,764	1,790	1,767	1	Total Oil Products	1,753	1,706	3
91	97	61	59	Alcohol, Nitrogens, Biodiesel and others	88	57	54
315	328	258	27	Natural Gas	315	239	32

2,170	2,215	2,086	6	Total domestic market	2,156	2,002	8
677	660	678	(3)	Exports	637	633	1
631	580	560	4	International Sales	589	622	(5)

1,308	1,240	1,238	-	Total international market	1,226	1,255	(2)

3,478	3,455	3,324	4	Total	3,382	3,257	4

(*) Not Audited.

Pag: 103

Price and Cost Indicators (*)

	3rd Quarter				Jan-Sep
2Q-2008	2008	2007	Δ %		2008	2007	Δ %

Average Oil Products Realization Prices
178.03	187.02	155.97	20	Domestic Market (R$/bbl)	176.38	154.21	14

Average sales price - US$ per bbl
				Brazil
105.46	100.58	64.42	56	Crude Oil (US$/bbl)(5)	97.51	56.52	73
39.01	51.01	36.98	38	Natural Gas (US$/bbl) (6)	42.63	35.25	21
				International
75.41	68.74	54.12	27	Crude Oil (US$/bbl)	69.19	47.59	45
17.88	15.67	16.06	(2)	Natural Gas (US$/bbl)	16.82	15.76	7
(5) Average of the exports and the internal transfer prices from E&P to Supply.
(6) Internal transfer prices from E&P to Gas & Energy.

Costs - US$/barrel
				Lifting cost:
				• Brazil
9.88	10.21	7.65	33	• • without government participation	9.60	7.40	30
31.08	30.27	20.13	50	• • with government participation	28.77	18.12	59
4.37	5.16	4.20	23	• International	4.52	4.10	10
				Refining cost
3.53	3.46	2.55	36	• Brazil	3.53	2.59	36
5.43(7)	6.32	3.34	89	• International	5.94	2.83	110
702	853	647	32	Corporate Overhead (US$ million) Parent Company	2,203	1,722	28

Costs - R$/barrel
				Lifting cost
				• Brazil
16.34	17.61	14.66	20	• • without government participation	16.40	14.77	11
51.14	54.40	37.92	43	• • with government participation	49.68	35.71	39
				Refining cost
5.84	5.94	4.91	21	• Brazil	6.02	5.19	16

(7) Adjustment/elimination of 1 month delay from Japan Refinery information retroactive to April/2008.

(*) Not Audited.

Pag: 104

Exploration and Production - thousand barrels/day

Increased output from FPSO-Cidade do Rio de Janeiro (Espadarte) and the start-up of the Cidade de Vitória (Golfinho), P-52 (Roncador) and P-54 platforms (Roncador) in the 4Q-2007 more than offset the natural decline in mature fields.

Increased output from new systems, especially P-52 and P-54 platforms (Roncador), more than offset the natural decline in the mature fields.

Pag: 105

International oil production by consolidated companies fell due to the reduction in reservoir pressure in the USA, associated with lower output from mature fields in Argentina, Angola and Colombia, offset by the startup of production in Nigeria on July 29, 2008.

Gas production by consolidated companies decreased by 9%, also due to reduced reservoir pressure in the USA.

International oil production by the consolidated companies increased due to the start-up of production in the Agbami field in Nigeria on July 29, 2008, the return to normal operations in Argentina after a 25-day strike, which affected production in May/08, offset by the Ike and Gustav hurricanes that jeopardized production in the USA.

Gas production by the consolidated companies climbed by 4% due to the growth in Argentina, offset by the reduction in the USA, as mentioned above.

Pag: 106

Refining, Transportation and Supply – thousand barrels/day

The year-on-year increase in the first nine months was due to the lower number of scheduled stoppages in refineries and their increased reliability.

Domestic processed crude in the 3Q-2008 remained flat over the 2Q-2008, as expected.

Processed crude in the overseas refineries fell 13% due to the sale of the Bolivian refineries in 2007, the stoppages in the Argentinean and U.S. refineries and the passage of hurricane Ike in September 2008, partially offset by output from the Japanese refinery acquired in April/08.

In the 3Q-2008, processed crude in the overseas refineries fell 9% due to the passage of hurricane Ike, in addition to repairs to the catalytic cracking plant in the USA.

Pag: 107

Costs

Lifting Cost (US$/barrel)

Excluding the impact of the appreciation of the Real, the lifting cost in Brazil climbed by 18% year-on-year in the 9M-2008 due to the higher number of interventions and scheduled stoppages in the production units, the pay rises related to the 2007/08 and 2008/09 labor agreements, the expansion of the workforce and the higher initial unit cost of the new production systems, which will gradually come down as production moves up.

Excluding the impact of the depreciation of the Real, the unitary lifting cost in Brazil increased by 4% quarter-over-quarter due to the pay rise established by the 2008/2009 labor agreement and higher expenses from intervention and maintenance in the Marlim, Roncador, Marlim Sul and Jubarte fields.

Pag: 108

The year-on-year increase in the 9M-2008 lifting cost was due primarily to the higher taxes caused by 70% increase in the average Brazilian oil price used to calculate the government take, based on the international price, and the higher tax rate on the Roncador and Espadarte fields, due to the increase in production triggered by the new production systems, FPSO-Cidade do Rio de Janeiro, P-52 and P-54.

Excluding the effects of the depreciation of the Real, the unitary lifting cost rose 4% due to the increase in extraction costs, associated with the higher tax rate, especially in the Roncador Field, due to higher output from the platforms installed in the 4Q-2007.

Pag: 109

The year-on-year increase in the international lifting cost was caused by higher costs from outsourced services and the pay rise in Argentina, as well as the increase in the price of maintenance and surveillance services in Colombia, partially offset by the reduction in transport services in the USA.

The quarter-over-quarter increase in the international lifting costs was due to price adjustments by Argentine material suppliers and service providers in August/08 and increased workover activities in Colombia.

Pag: 110

Refining Cost (US$/barrel)

Excluding the impact of the appreciation of the Real, the domestic refining cost moved up 18% year-on-year due to higher personnel expenses, related to the 2007/08 and 2008/09 labor agreements, increased electricity costs, repair and conservation services, structural additions due to the more vigorous performance of the oil industry and more programmed stoppages in quality and conversion units.

Excluding the impact of the depreciation of the Real, the domestic refining cost fell 3% due to reduced expenses for maintenance and fewer programmed stoppages in quality and conversion units.

Pag: 111

The international refining cost moved up due to higher costs in the USA caused by a programmed stoppage in the Pasadena refinery and technical problems in the FCC catalytic cracking unit associated with the slide in processed crude volume in 2008.

The quarter-over-quarter increase in the international refining cost was also due to higher costs in the USA, caused by repairs in the Pasadena refinery due to damages caused by hurricane Ike, technical problems in the FCC catalytic cracking unit and a reduction in processed crude volume in the 3Q-2008.

Pag: 112

Corporate Overhead – Parent Company (US$ million)

The increase was due to the growth in the Company’s operations and their greater complexity. Discounting the impact of the appreciation of the Real, corporate overhead moved up 12% year-on-year, due to higher expenses from data processing, specialized technical and administrative support services, advertising, the 2007/08 and 2008/09 labor agreement and the increase in workforce.

Discounting the depreciation of the Real against the dollar, corporate overhead moved up by 22% quarter-over-quarter, chiefly due to higher expenses from technical support associated with solutions management and systemic processes and the increase in personnel expenses due to the pay rise established by the 2008/09 labor agreement.

Pag: 113

Sales Volume – thousand barrels/day

Domestic sales volume moved up 8% over the first nine months of 2007, led by diesel, aviation fuel and natural gas. The diesel increase was due to the improved performance of the economy, especially agribusiness, and the increased use of emergency diesel-driven thermal plants, while aviation fuel sales were pushed by the expansion of tourism, leveraged by economic growth and the appreciation of the Real for most of the year. Gas sales increased by 32% due to higher sales to thermal plants and the increased supply of imported and domestic gas (Manati field and Espírito Santo Basin).

International sales volume fell 5% year-on-year due to the programmed stoppage in the Pasadena refinery, the sale of the Bolivian refineries in 2007 and the reduction in Bolivian gas and oil sales volume due to the new operational agreements, offset by output from the Japanese refinery as of the 2Q-2008.

Domestic sales volume moved up 2% over the 2Q-2008, led by diesel, gasoline and fuel oil. The diesel increase was due to the normal seasonal upturn in consumption caused by the planting of the grain harvest and strong industrial activity. The higher gasoline volume was triggered by the increase in ethanol prices in certain states and cut-backs by other players. The increase in fuel oil was due to the startup of Alunorte units, growth in industrial activity as a whole and the manufacturing industry in particular, and higher consumption by Ultrafértil.

International sales fell 8% over the 2Q-2008 due to the decline in offshore operations, aimed at capturing commercial opportunities abroad.

Pag: 114

Result by Business Area R$ million (1)
	3rd Quarter				Jan-Sep

2Q-2008	2008	2007	Δ %		2008	2007	Δ %

11,557	10,691	7,257	47	EXPLORATION & PRODUCTION	31,678	18,756	69
(49)	(1,969)	1,274	(255)	SUPPLY	(2,586)	5,683	(146)
237	(98)	(364)	(73)	GAS AND ENERGY	(257)	(895)	(71)
311	308	269	14	DISTRIBUTION	932	673	38
293	79	(57)	(239)	INTERNATIONAL (2)	422	(83)	(608)
(2,621)	1,524	(2,473)	(162)	CORPORATE	(2,538)	(6,850)	(63)
(945)	317	(378)	(184)	ELIMINATIONS	(1,091)	(825)	32

8,783	10,852	5,528	96	CONSOLIDATED NET INCOME	26,560	16,459	61

(1) Comments on the results by business area begin on page 18 and their respective financial statements on page 28.

(2) In the international business segment, given that all operations are executed abroad, comparisons between the periods are influenced by foreign exchange variations in dollars or in the currency of those countries in which the companies in question are headquartered. As a result, there may be substantial variations in Reais, primarily arising from and reflecting changes in the exchange rate.

RESULTS BY BUSINESS AREA

Petrobras is a company that operates in an integrated manner, with the greater part of oil and gas production in the Exploration and Production area being sold or transferred to other Company areas.

The main criteria used to report results per business area are as follows:

a) Net operating revenues: revenues from sales to external clients, plus intra-Company sales and transfers, using internal transfer prices established between the various areas as a benchmark, with assessment methodologies based on market parameters;

b) Operating income: net operating revenues, plus the cost of goods and services sold, which are reported per business area considering the internal transfer price and other operating costs for each area, plus the operating expenses effectively incurred by each area;

c) The entire financial result is allocated to the corporate group;

d) Assets: refers to the assets as identified by each area. Equity accounts of a financial nature are allocated to the corporate group.

Pag: 115

The higher year-on-year result was due to the increase in average domestic oil prices and the 3% increase in daily oil and NGL production

Part of these effects were offset by the higher government take and the increase in exploration costs, the latter due to the write-off of dry and non-commercial wells.

The spread between the average domestic oil sale/transfer price and the average Brent price widened from US$ 10.61/bbl in the first nine months of 2007, to US$ 13.51/bbl in the first nine months of 2008.

The quarter-over-quarter reduction was due to the decline in international oil prices, associated with the following factors:

• The higher government take;

• Higher exploration costs from the write-off of dry or non-commercial wells, as well as geological and geophysical costs;

• Expenses related to the 2008/09 labor agreement.

Part of these effects were offset by the 2% increase in total oil and NGL production and the reduction in the spread between the average domestic oil sale/transfer price and the average Brent price narrowed from US$ 15.92/bbl in the 2Q-2008 to US$ 14.20/bbl in the 3Q-2008.

Pag: 116

The year-on-year reduction in the Supply result in the 9M-2008 was due to higher oil acquisition/transfer costs and the increase in oil product import costs, reflecting the behavior of international prices.

These effects were partially offset by the increase in oil product average realization prices in Brazil and abroad.

The quarter-on-quarter decline was due to:

• The liquidation, in the 3Q-2008, of inventories acquired at a higher cost in the previous quarter;

• Expenses related to the 2008/2009 labor agreement;

• Provisions for the reduction of inventories to market value;

• Gains from the changes in capital structure on controlled companies (R$ 409 million) booked under non-operating result in the 2Q-2008;

• Reduction in results from equity income in companies reflecting the impact of the devaluation of the Real against the Dollar on the debt of the investees.

These effects were partially offset by higher average realization prize of oil products in the domestic market and higher sales volumes.

Pag: 117

The year-on-year reduction in the negative gas and energy result was due to the wider gas sales margin, influenced by higher realization prices, and the increase in electricity and natural gas sales volume.

These effects were partially offset by the increase in contractual fines and charges related to natural gas supply.

The quarter-on-quarter decline was due to:

• Lower electricity sales margins;

• The increase in the average acquisition cost of national and imported natural gas;

• Higher operating expenses from thermal plants and contractual fines and charges related to natural gas supply.

These effects were partially offset by the increase in average natural gas sales.

Pag: 118

The result was positively impacted by the 12% increase in sales volume, which helped raise the Company’s share of the fuel market from 34.1% in the first nine months of 2007 to 35.0% in the same period of 2008.

The quarter-over-quarter decline was due to the margin compression as a result of sharper competition and higher SG&A expenses, partially offset by the 6% rise in sales volume.

The segment recorded a 34.8% share of the national fuel distribution market, versus 34.5% in the 2Q-2008.

Pag: 119

The year-on-year increase was caused by higher oil and oil product prices, associated with lower exploration costs in Turkey, Argentina and the USA, as well as the incorporation of Nigerian production, the acquisition of the Okinawa refinery and the improved contractual conditions in Bolivia as of May 2007.

These effects were partially offset by i) lower sales margin and volume in the USA (R$ 516 million); ii) the constitution of provisions for royalty contingencies. (R$ 173 million); iii) provisions for the reduction of inventories to market value (R$ 96 million); iv) lower capital gains as a result of the sale of companies in Bolivia and Argentina in 2007 (R$ 88 million).

The quarter-on-quarter downturn was due to:

• Lower oil sales margins in Argentina and lower oil product sales margins in the USA;
• Higher exploration costs in Angola, Nigeria, Colombia and the USA;
• Provisions for the reduction of inventories to market value.

These effects were offset by the impact of the depreciation of the Real against the dollar on the conversion of accounting statements.

Pag: 120

The lower negative result was due to the following factors:

• The reduction in expenses from the amendments to the Petros Plan regulations (R$ 642 million) and the commitments listed in the Reciprocal Obligation Agreement (R$ 697 million) in 2007;
• Reduction in tax expenses due to the extinction of the CPMF financial transaction tax, partially offset by the increase in the IOF financial operations tax;
• Reversal of the net financial result (R$ 3,802 million), as detailed on page 7.

The result obtained in the 3Q-2008 was due to the reversal of the net financial result (R$ 4,645 million), as detailed on page 9, associated with the effect of FX gains on foreign investments.

These effects were partially offset by higher operating expenses associated with third-party services and the 2008/09 labor agreement.

Pag: 121

Consolidated Debt

	R$ million

	09.30.2008	06.30.2008	Δ %
Short-term Debt (1)	12,048	8,699	38
Long-term Debt (1)	36,277	33,256	9

Total	48,325	41,955	15
Cash and cash equivalents	10,776	11,046	(2)
Net Debt (2)	37,549	30,909	21
Net Debt/(Net Debt + Shareholder's Equity) (1)	21%	19%	2
Total Net Liabilities (1)(3)	262,450	240,420	9
Capital Structure
(third parties net / total liabilities net)	46%	46%	-

(1) Includes debt from leasing contracts (R$ 1,282 million on September 30, 2008 and R$ 1,202 million on June 30, 2008).
(2) Total debt less cash and cash equivalents.
(3) Total liabilities net of cash/financial investments.

The net debt of the Petrobras System rose by 21% over June 30, 2008 due to the period depreciation of the Real and increased funding for the SPEs.

The level of indebtedness, measured by the net debt/EBITDA ratio, increased from 0.48, on June 30, 2008, to 0.59 on September 30, 2008. The portion of the capital structure represented by third parties was 46%, remaining flat over to June 30, 2008.

Pag: 122

Consolidated Investments

In compliance with the goals outlined in its strategic plan, Petrobras continues to prioritize investments in the expansion of its oil and natural gas production capacity by investing its own funds and by structuring ventures with strategic partners. On September 30, 2008, total investments amounted to R$ 34,050 million, 11% up on the total on September 30, 2007.

R$ million
			Jan-Sep
	2008	%	2007	%	Δ %
• Own Investments	29,502	86	26,060	85	13

Exploration & Production	15,775	46	14,295	47	10
Supply	6,423	19	4,607	15	39
Gas and Energy	2,207	6	1,057	3	109
International	4,071	12	4,867	16	(16)
Distribution	319	1	702	2	(55)
Corporate	707	2	532	2	33

• Special Purpose Companies (SPCs)	3,685	11	4,205	14	(12)

• Projects under Negotiation	863	3	341	1	153

Total Investments	34,050	100	30,606	100	11

R$ million
			Jan-Sep
	2008	%	2007	%	Δ %
International
Exploration & Production	3,379	83	4,330	89	(22)
Supply	396	10	295	6	34
Gas and Energy	178	4	85	2	109
Distribution	15	-	40	1	(63)
Others	103	3	117	2	(12)

Total Investments	4,071	100	4,867	100	(16)

R$ million
			Jan-Sep
	2008	%	2007	%	Δ %
Projects Developed by SPCs
Gasene	786	21	969	23	(19)
CDMPI	504	14	455	11	11
PDET Off Shore	306	8	555	13	(45)
Codajás	926	26	-	-	-
Mexilhão	478	13	387	9	24
Marlim Leste	419	11	766	18	(45)
Malhas	266	7	699	17	(62)
Amazônia	-	-	374	9	(100)

Total Investments	3,685	100	4,205	100	(12)

In line with its strategic objectives, PETROBRAS acts in consortiums with other companies as a concessionaire of oil and natural gas exploration, development and production rights. Currently the Company is a member of 108 consortiums. These ventures will require total investments of around US$ 11,099 million by the end of the current year.

Pag: 123

1. Consolidated Taxes and Contributions

The economic contribution of Petrobras to the country, measured through the generation of current taxes, rates and social contributions, totaled R$ 44,473 millions.

R$ million
	3rd Quarter				Jan-Sep
2Q-2008	2008	2007	Δ %		2008	2007	Δ %
				Economic Contribution - Country
4,883	5,310	4,864	9	Value Added Tax on Sales and Services (ICMS)	14,743	13,480	9
1,422	1,230	1,976	(38)	CIDE (1)	4,596	5,802	(21)
3,214	3,631	3,066	18	PASEP/COFINS	9,891	8,789	13
4,265	5,439	2,545	114	Income Tax & Social Contribution	13,592	8,442	61
587	487	650	(25)	Others	1,651	1,964	(16)

14,371	16,097	13,101	23	Subtotal Country	44,473	38,477	16

1,037	1,729	959	80	Economic Contribution - Foreign	3,618	2,671	35

15,408	17,826	14,060	27	Total	48,091	41,148	17

(1) CIDE – ECONOMIC DOMAIN CONTRIBUTION CHARGE

2. Government Take

R$ million
	3rd Quarter				Jan-Sep
2Q-2008	2008	2007	Δ %		2008	2007	Δ %
				Country
2,847	3,003	1,985	51	Royalties	8,246	5,392	53
3,313	3,664	1,955	87	Special Participation	9,406	5,111	84
26	25	28	(11)	Surface Rental Fees	83	86	(3)

6,186	6,692	3,968	69	Subtotal Country	17,735	10,589	67

161	262	117	124	Foreign	569	603	(6)

6,347	6,954	4,085	70	Total	18,304	11,192	64

The government take in the country increased by 67% year-on-year in the first nine months of 2008 due to the 43% increase in the reference price for local oil (R$ 155.12 versus R$ 108.42 in the first nine months of 2007), reflecting the average Brent price on the international market, and the increase in output, due to the operational start-up of the FPSO-Cidade do RJ (Espadarte), P-52 (Roncador) and P-54 (Roncador) platforms.

In the 3Q-2008, the government take in the country moved up 8% over the previous quarter, due to increased output from the recently installed platforms in the Roncador field, as well as the 1% increase in the reference price for local oil (R$ 162.30 in the 3Q-2008, versus R$ 160.59 in the 2Q-2008), reflecting the average Brent price on the international market.

Pag: 124

3. Reconciliation of Consolidated Shareholders’ Equity and Net Income

	R$ million

	Shareholders' Equity	Result

. According to PETROBRAS information as of 09.30.2008	142,463	26,469
. Profit in the sales of products in affiliated inventories	(573)	(573)
. Reversal of profits on inventory in previous years	-	666
. Capitalized interest	(405)	23
. Absorption of negative net worth in affiliated companies *	(873)	(282)
. Other eliminations	(163)	257

. According to consolidated information as of 09.30.2008	140,449	26,560

* Pursuant to CVM Instruction 247/96, losses considered temporary on investments evaluated by the equity method, where the investee shows no signs of stoppage or the need for financial support from the investor, must be limited to the amount of the controlling company’s investment. Thus losses generated by unfunded liabilities (negative shareholders’ equity) of the controlled companies did not affect the results or shareholders’ equity of Petrobras on December 31, 2007, generating a conciliatory item between the Financial Statements of Petrobras and the Consolidated Financial Statements.

4. Performance of Petrobras Shares and ADRs

Nominal Change
	3rd Quarter			Jan-Sep

2Q-2008	2008	2007		2008	2007

25.91%	-25.21%	17.90%	Petrobras ON	-19.58%	27.18%
24.91%	-24.04%	14.64%	Petrobras PN	-20.59%	18.88%
38.73%	-37.95%	24.52%	ADR- Level III - ON	-23.72%	46.62%
36.85%	-35.43%	21.30%	ADR- Level III - PN	-22.22%	39.50%
6.64%	-23.80%	11.17%	IBOVESPA	-22.45%	35.96%
-7.44%	-4.40%	3.63%	DOW JONES	-18.20%	11.49%
0.61%	-8.77%	3.77%	NASDAQ	-21.13%	11.85%

Petrobras’ shares had a book value of R$ 16.24 on September 30, 2008.

Pag: 125

5. Assets/Liabilities Foreign Exchange Exposure

Assets	R$ million

	09.30.2008	06.30.2008

Current Assets	6,884	6,692

Cash and Cash Equivalents	2,153	2,312
Other Current Assets	4,731	4,380

Non-current Assets	26,498	20,227

Amounts invested abroad by
partner companies, in the international segment,
in E&P equipments to be used in Brazil and in
commercial activities.	25,878	19,271
Long-term Assets	570	487
Investments
Property, plant and equipment	50	469

Total Assets	33,382	26,919

Liabilities	R$ million

	09.30.2008	06.30.2008

Current Liabilities	(6,632)	(6,332)

Short-term Financing	(3,733)	(2,476)
Suppliers	(2,276)	(3,252)
Others Current Liabilities	(623)	(604)

Long-term Liabilities	(12,845)	(12,601)

Long-term Financing	(11,696)	(11,645)
Others Long-term Liabilities	(1,149)	(956)

Total Liabilities	(19,477)	(18,933)

Net Assets (Liabilities) in Reais	13,905	7,986

( + ) Investment Funds - Exchange	6	14
( - ) FINAME Loans - dollar indexed reais	(328)	(272)

Net Assets (Liabilities) in Reais	13,583	7,728

* The results of investments in Exchange Funds are booked under Financial Revenue.

Pag: 126

10.01 - CHARACTERISTICS OF THE PUBLIC OR PRIVATE ISSUE OF DEBENTURES

01 - ITEM	01
02 - ISSUANCE ORDER NUMBER	1
03 - CVM REGISTRATION NUMBER
04 - DATE OF REGISTRATION WITH CVM
05 - DEBENTURE SERIES ISSUED	1
06 - ISSUE TYPE	SIMPLE
07 - NATURE OF ISSUE	PRIVATE
08 - ISSUE DATE	02/15/1998
09 - DUE DATE	02/15/2015
10 - TYPE OF DEBENTURE	VARIABLE
11 - CURRENT REMUNERATION TERMS	2,5% above TJLP
12 - PREMIUM/DISCOUNT	p.a
13 - FACE VALUE (REAIS)	10.000,00
14 - AMOUNT ISSUED (IN THOUSANDS OF REAIS)	430.000
15 - NUMBER OF DEBENTURES ISSUED (UNITS)	43.000
16 - DEBENTURES IN CIRCULATION (UNITS)	43.000
17 - DEBENTURES IN TREASURY (UNITS)	0
18 - DEBENTURES REDEEMED (UNITS)	0
19 - DEBENTURES CONVERTED (UNITS)	0
20 - DEBENTURES FOR PLACEMENT (UNITS)	0
21 - DATE OF THE LAST REPRICING
22 - DATE OF THE NEXT EVENT	02/15/2009

Pag: 127

10.01 - CHARACTERISTICS OF THE PUBLIC OR PRIVATE ISSUE OF DEBENTURES

01 - ITEM	02
02 - ISSUANCE ORDER NUMBER	2
03 - CVM REGISTRATION NUMBER	CVM/SRE/DEB/2002/035
04 - DATE OF REGISTRATION WITH CVM	08/30/2002
05 - DEBENTURE SERIES ISSUED	1
06 - ISSUE TYPE	SIMPLE
07 - NATURE OF ISSUE	PUBLIC
08 - ISSUE DATE	08/01/2002
09 - DUE DATE	08/01/2012
10 - TYPE OF DEBENTURE	VARIABLE
11 - CURRENT REMUNERATION TERMS	IGPM plus 11% per annum
12 - PREMIUM/DISCOUNT
13 - FACE VALUE (REAIS)	1.000,00
14 - AMOUNT ISSUED (IN THOUSANDS OF REAIS)	750.000
15 - NUMBER OF DEBENTURES ISSUED (UNITS)	750.000
16 - DEBENTURES IN CIRCULATION (UNITS)	750.000
17 - DEBENTURES IN TREASURY (UNITS)	0
18 - DEBENTURES REDEEMED (UNITS)	0
19 - DEBENTURES CONVERTED (UNITS)	0
20 - DEBENTURES FOR PLACEMENT (UNITS)	0
21 - DATE OF THE LAST REPRICING
22 - DATE OF THE NEXT EVENT	08/01/2007

Pag: 128

10.01 - CHARACTERISTICS OF THE PUBLIC OR PRIVATE ISSUE OF DEBENTURES

01 - ITEM	03
02 - ISSUANCE ORDER NUMBER	3
03 - CVM REGISTRATION NUMBER	CVM/SRE/DEB/2002/037
04 - DATE OF REGISTRATION WITH CVM	10/31/2002
05 - DEBENTURE SERIES ISSUED	1
06 - ISSUE TYPE	SIMPLE
07 - NATURE OF ISSUE	PUBLIC
08 - ISSUE DATE	10/04/2002
09 - DUE DATE	10/01/2010
10 - TYPE OF DEBENTURE	VARIABLE
11 - CURRENT REMUNERATION TERMS	IGPM plus 10,3% per annum
12 - PREMIUM/DISCOUNT
13 - FACE VALUE (REAIS)	1.000,00
14 - AMOUNT ISSUED (IN THOUSANDS OF REAIS)	775.000
15 - NUMBER OF DEBENTURES ISSUED (UNITS)	775.000
16 - DEBENTURES IN CIRCULATION (UNITS)	775.000
17 - DEBENTURES IN TREASURY (UNITS)	0
18 - DEBENTURES REDEEMED (UNITS)	0
19 - DEBENTURES CONVERTED (UNITS)	0
20 - DEBENTURES FOR PLACEMENT (UNITS)	0
21 - DATE OF THE LAST REPRICING
22 - DATE OF THE NEXT EVENT	10/01/2009

Pag: 129

16.01 - OTHER INFORMATION THE COMPANY CONSIDERED SIGNIFICANT

STATEMENT OF CASH FLOWS

	R$ thousand

	Consolidated		Parent Company

	09.30.2008	09.30.2007	09.30.2008	09.30.2007

Net income for the period	26.560.272	16.459.253	26.469.477	16.859.895

(+) Adjustments	8.112.385	14.082.025	12.354.839	13.115.905

Depreciation and amortization	8.260.277	7.854.179	4.913.651	4.121.573
Petroleum and alcohol accounts	(6.909)	(10.399)	(6.908)	(10.399)
Operation with suppliers of petroleum and oil products – foreign			25.292.556	3.225.414
Financial charges, related parties and project financing	4.252.734	(1.574.928)	(8.021.993)	3.051.342
Minority interest	(283.033)	1.454.967
Equity pick-up and gains/losses due to changes in shareholding	(7.336)	389.850	(2.879.648)	(337.657)
Residual amount of assets written off from permanent assets	880.612	481.931	684.854	42.758
Deferred income tax and contributions	852.408	501.883	1.114.362	444.455
Exchange variation on permanent assets	(3.028.627)	5.477.314
Change in inventories	(7.798.624)	(1.342.052)	(7.189.710)	(847.530)
Change in accounts receivable from third and related parties	(4.612.740)	1.289.093	(10.972.992)	238.951
Change in third party suppliers and related parties	3.142.314	(143.473)	3.391.869	1.822.731
Change in taxes and contributions	2.635.312	206.098	2.772.265	(315.946)
Change in liabilities with project financing			292.226	139.158
Change in pension and healthcare plans	1.041.298	2.238.423	910.638	2.064.657
Change in other assets and liabilities	2.784.699	(2.740.861)	2.053.669	(523.602)

(=) Cash provided by operating activities	34.672.657	30.541.278	38.824.316	29.975.800

(-) Cash used in investment activities	(35.166.375)	(31.316.629)	(22.400.600)	(19.618.169)

Investments in exploration, production and gas	(17.285.989)	(15.057.481)	(12.361.142)	(10.541.133)
Investment in refining and transport	(8.139.927)	(5.236.233)	(6.679.613)	(4.731.247)
Investment in gas and energy	(4.436.766)	(3.184.533)	(2.302.372)	(1.357.630)
Investment in international segment	(4.184.823)	(3.911.196)	(17.428)	(22.390)
Investment in distribution	(949.608)	(356.261)	(705.811)
Other investments	(892.403)	(670.080)	(764.421)	(504.282)
Marketable Securities	636.608	(2.983.976)	179.869	(2.889.283)
Dividends received	86.533	83.151	1.214.461	832.271
Ventures under negotiation			(964.143)	(404.475)

(=) Net cash flow	(493.718)	(775.351)	16.423.716	10.357.631
(-) Net cash used in financing activities	(1.801.000)	(12.837.328)	(16.501.725)	(23.266.165)

Loans and financing, net	4.385.568	(5.364.543)	(13.878.631)	(15.793.380)
Non-standard credit assignment investment fund			3.563.474
Dividends paid to shareholders	(6.186.568)	(7.472.785)	(6.186.568)	(7.472.785)

(=) Net change in the period	(2.294.718)	(13.612.679)	(78.009)	(12.908.534)

Cash and cash equivalents at the beginning of the period	13.070.849	27.829.105	7.847.949	20.098.892

Cash and cash equivalents at the end of the period	10.776.131	14.216.426	7.769.940	7.190.358

Pag: 130

STATEMENT OF ADDED VALUE

	R$ thousand

	Consolidated				Parent company

	09.30.2008		09.30.2007		09.30.2008		09.30.2007

Sales of products and/or services and non-
operating results (*)	209.153.426		161.767.788		156.999.867		124.821.274

Raw materials consumed	(29.114.632)		(19.575.489)		(16.702.144)		(10.460.603)
Cost of products for resale	(48.500.747)		(27.050.469)		(19.774.018)		(9.150.896)
Energy, third party services and other operating expenses	(16.350.186)		(18.615.081)		(13.084.315)		(15.827.523)

GROSS ADDED VALUE	115.187.861		96.526.749		107.439.390		89.382.252

Depreciation and amortization	(8.260.277)		(7.854.179)		(4.913.651)		(4.121.573)
Equity pick-up	245.767		(401.617)		2.716.608		297.429
Financial income / monetary and foreign exchange variations	4.617.402		1.690.291		4.463.267		1.738.311
Amortization of discounts	(238.431)		11.767		(178.120)		8.675
Rents and royalties	474.199		385.015		376.975		300.996

ADDED VALUE TO BE DISTRIBUTED	112.026.521		90.358.026		109.904.469		87.606.090

DISTRIBUTION OF ADDED VALUE	112.026.521	100%	90.358.026	100%	109.904.469	100%	87.606.090	100%

Personnel:	9.417.084	8%	10.019.757	11%	7.145.331	7%	8.192.751	9%
Salaries, benefits and charges	9.417.084	8%	10.019.757	11%	7.145.331	7%	8.192.751	9%

Taxes:	66.394.944	59%	52.340.372	58%	66.623.044	60%	51.563.057	59%
Taxes and contributions	47.238.691	42%	40.646.786	45%	47.773.702	43%	40.529.468	46%
Deferred income/social contribution taxes	852.408	1%	501.882	1%	1.114.362	1%	444.455	1%
Government interest	18.303.845	16%	11.191.704	12%	17.734.980	16%	10.589.134	12%

Financial institutions and suppliers:	9.937.254	9%	10.083.678	11%	9.666.617	9%	10.990.387	13%
Interest and monetary and exchange variations	3.976.180	4%	4.773.078	5%	1.193.102	1%	4.186.504	5%
Rents and affreightments expenses	5.961.074	5%	5.310.600	6%	8.473.515	8%	6.803.883	8%

Shareholders:	26.277.239	24%	17.914.219	20%	26.469.477	24%	16.859.895	19%
Interest on shareholders’ equity and dividends			4.387.038	5%			4.387.038	5%
Minority interest	(283.033)		1.454.967	2%
Retained earnings	26.560.272	24%	12.072.214	13%	26.469.477	24%	12.472.857	14%

(*) Includes allowance for doubtful accounts.

Pag: 131

CONSOLIDATED SEGMENT INFORMATION AS OF SEPTEMBER 30, 2008

Consolidated Assets by Operating Segment - 09.30.2008

	R$ Thousands

	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	INTERN.	CORP.	ELIMIN.	TOTAL

ASSETS	106.637.589	67.453.233	33.666.118	10.609.710	29.527.387	35.379.598	(11.329.080)	271.944.555

CURRENT ASSETS	7.525.278	30.767.313	5.677.686	5.785.306	6.946.592	19.235.611	(11.053.492)	64.884.294

Cash and cash equivalents						10.776.131		10.776.131
Other current assets	7.525.278	30.767.313	5.677.686	5.785.306	6.946.592	8.459.480	(11.053.492)	54.108.163
Non-Current assets	99.112.311	36.685.920	27.988.432	4.824.404	22.580.795	16.143.987	(275.588)	207.060.261

Long-term Assets	4.140.287	1.392.409	2.567.578	570.506	878.143	13.006.855	(245.385)	22.310.393
Property, plant and equipment	91.580.222	31.347.387	24.388.629	2.841.782	16.172.225	1.877.785	(30.203)	168.177.827
Other	3.391.802	3.946.124	1.032.225	1.412.116	5.530.427	1.259.347		16.572.041

Consolidated Income Statement by Operating Segment - Jan-Sep/2008

	R$ Thousands

	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	INTERN.	CORP.	ELIMIN.	TOTAL

Net operating Revenue	84.810.767	136.552.000	11.441.305	41.140.185	18.857.354		(123.880.251)	168.921.360

Intersegment	83.632.298	36.243.574	1.441.619	836.496	1.726.264	-	(123.880.251)
Third parties	1.178.469	100.308.426	9.999.686	40.303.689	17.131.090	-	-	168.921.360
Cost of Goods Sold	(32.378.650)	(136.213.725)	(9.899.558)	(37.661.314)	(15.600.103)	-	122.025.426	(109.727.924)

Gross Profit	52.432.117	338.275	1.541.747	3.478.871	3.257.251		(1.854.825)	59.193.436
Operating Expenses	(3.767.082)	(4.368.400)	(1.859.330)	(2.088.429)	(2.246.090)	(5.637.629)	199.930	(19.767.030)
Selling, General & Administrative	(508.606)	(3.501.476)	(741.415)	(2.041.829)	(1.256.095)	(2.482.323)	194.532	(10.337.212)
Taxes	(47.396)	(70.714)	(34.424)	(17.692)	(118.210)	(157.194)		(445.630)
Prospecting & Drilling	(1.702.074)	-	-	-	(467.827)	-	-	(2.169.901)
Research & Development	(637.035)	(254.119)	(79.956)	(10.175)	(3.129)	(284.380)	-	(1.268.794)
Healthy and Pension Plan	-	-	-	-	-	(1.068.218)	-	(1.068.218)
Other Operating expenses	(871.971)	(542.091)	(1.003.535)	(18.733)	(400.829)	(1.645.514)	5.398	(4.477.275)

Operating Income (Loss)	48.665.035	(4.030.125)	(317.583)	1.390.442	1.011.161	(5.637.629)	(1.654.895)	39.426.406
Financial Expenses net	-	-	-	-	-	641.222	-	641.222
Equity in earnings of significant investments	-	(272.665)	(16.019)	23.758	65.442	206.820	-	7.336
Non-operating Income (expenses)	(4.281)	370.158	19.953	(14.493)	(7.256)	7.396	-	371.477
Gain ( Loss ) before Income tax and Minority Interests	48.660.754	(3.932.632)	(313.649)	1.399.707	1.069.347	(4.782.191)	(1.654.895)	40.446.441
Income tax and social contribution	(16.544.657)	1.244.391	101.192	(467.823)	(482.996)	1.418.021	562.670	(14.169.202)
Minority Interests	(437.178)	102.812	(46.488)	-	(164.273)	828.160	-	283.033

Net Income (Loss)	31.678.919	(2.585.429)	(258.945)	931.884	422.078	(2.536.010)	(1.092.225)	26.560.272

Pag: 132

Consolidated statement - International Business Area - Jan-Sep 2008

	R$ Thousands

INTERNATIONAL	E&P	SUPPLY	G&E	DISTRIB.	CORP.	ELIMIN.	TOTAL
Assets (09.30.2008)	19.687.930	7.720.867	2.815.919	881.335	3.192.667	(4.801.331)	29.497.387

INCOME STATEMENT

Net Operating Revenue	4.295.628	12.475.810	1.544.604	3.861.989	2.927	(3.323.604)	18.857.354

Intersegment	2.175.846	2.407.384	367.226	99.412	-	(3.323.604)	1.726.264
Third parties	2.119.782	10.068.426	1.177.378	3.762.577	2.927	-	17.131.090

Operating Income (Loss)	1.295.434	(160.558)	282.541	104.468	(528.085)	17.361	1.011.161

Net Income (Loss)	692.138	(59.794)	164.873	74.596	(467.096)	17.361	422.078

Statement of Other Operating Income (Expenses) - Jan-Sep 2008

	R$ thousands
	E&P	SUPPLY	G&E	DISTRIB.	INTERN.	CORP	ELIMIN. P	TOTAL
Cultural Projects and Institutional Relations	(58.572)	(43.948)	(5.157)	(45.897)	-	(713.205)		(866.779)
Collective bargaining agreement	(256.759)	(82.074)	(18.597)	-	(17.912)	(167.333)		(542.675)
Operating expenses with thermoelectric power stations	-	-	(443.052)		-	-		(443.052)
Losses from and contingencies for legal proceedings	(24.996)	(60.089)	(2.647)	(24.391)	(173.923)	(118.806)		(404.852)
Contractuals fines and charges			(375.354)					(375.354)
Safety, environment and healthcare expenditure	(44.055)	(61.281)	(2.535)	-	-	(188.743)		(296.614)
Adjustment to market value of inventories		(196.548)			(95.524)			(292.072)
Unscheduled stoppages in production facilities and equipment	(58.286)	(60.142)	-	-	-	-		(118.428)
Contractual losses with transport services – ship or pay	-	-	-	-	(76.561)	-		(76.561)
Other	(429.303)	(38.009)	(156.193)	51.555	(36.909)	(457.427)	5.398	(1.060.888)

	(871.971)	(542.091)	(1.003.535)	(18.733)	(400.829)	(1.645.514)	5.398	(4.477.275)

Pag: 133

PETROBRAS SHAREHOLDING (*)

Shareholders	Capital (12.31.2007)		Capital (09.30.2008)

	Shares	%	Shares	%

Common shares	2.536.673.672	100,0	5.073.347.344	100,0

Federal government	1.413.258.228	55,7	2.826.516.456	55,7
BNDESPar	47.246.164	1,9	94.492.328	1,9
ADR Level 3	695.675.776	27,4	1.356.900.332	26,7
FMP - FGTS Petrobras	102.326.421	4,0	193.123.291	3,8
Foreigners (Resolution 2689 C.M.N)	80.989.971	3,2	181.967.199	3,6
Other individuals and companies (**)	197.177.112	7,8	420.347.738	8,3

Preferred shares	1.850.364.698	100,0	3.700.729.396	100,0

BNDESPar	287.023.667	15,5	574.047.334	15,5
ADR. Level 3 and Rule 144 –A	675.831.674	36,5	1.255.829.078	33,9
Foreigners (Resolution 2689 C.M.N)	260.984.824	14,1	492.899.350	13,3
Other individuals and companies (**)	626.524.533	33,9	1.377.953.634	37,3

Capital	4.387.038.370	100,0	8.774.076.740	100,0

Federal government	1.413.258.228	32,2	2.826.516.456	32,2
BNDESPar	334.269.831	7,6	668.539.662	7,6
ADR (Common shares)	695.675.776	15,9	1.356.900.332	15,4
ADR (Preferred shares)	675.831.674	15,4	1.255.829.078	14,4
FMP - FGTS Petrobras	102.326.421	2,3	193.123.291	2,2
Foreigners (Resolution 2689 C.M.N)	341.974.795	7,8	674.866.549	7,7
Other individuals and companies (**)	823.701.645	18,8	1.798.301.372	20,5

(*)	Not reviewed by independent audit
(**)	Includes BOVESPA custody and other entities.

Pag: 134

17.01 - SPECIAL REVIEW REPORT

(A free translation of the original report in Portuguese, as filed with the Brazilian Securities Commission (CVM), prepared in accordance with rules of the CVM)

To
The Board of Directors and Shareholders of
Petróleo Brasileiro S.A. - Petrobras
Rio de Janeiro - RJ

We have reviewed the accounting information included in the Quarterly Information - ITR (Parent Company and Consolidated) of Petróleo Brasileiro S.A. – Petrobras and its subsidiaries for the quarter ended September 30, 2008, comprising the balance sheet and the related statements of income, cash flows and added value, the management report and the footnotes, which are the responsibility of its management.

Our review was performed in accordance with the review standards established by the IBRACON - Brazilian Institute of Independent Accountants and the Federal Council of Accountancy - CFC, which comprised, mainly: (a) inquiry and discussion with management responsible for the accounting, financial and operational areas of the Company and its subsidiaries, regarding the main criteria adopted in the preparation of the Quarterly Information; and (b) review of the information and subsequent events, which have, or may have, a material effect on the financial position and operations of the Company and its subsidiaries.

Based on our review, we are not aware of any material change that should be made to the accounting information included in the Quarterly Information referred to above, for them to be in accordance with the regulation issued by the Brazilian Securities Commission (CVM), applicable to the preparation of the Quarterly Information, including the CVM Instruction 469/08.

As mentioned in Note 2, Law 11,638 was enacted on December 28, 2007 and came into effect on January 1, 2008. This Law amended, revoked and introduced new provisions to Law 6,404/76 (Corporation Law) and caused changes in the accounting practices adopted in Brazil. Although this Law is already in force, some changes introduced depend on regulation by the regulatory authorities in order to be fully implemented by the companies. Therefore, during this transition phase, the CVM, by the CVM Instruction 469/08, has allowed the Quarterly Information (ITRs) to be prepared without applying all the provisions of Law 11,638/07. As a result, the accounting information contained in the ITRs for the quarter ended September 30, 2008, were prepared according to specific instructions of the CVM and does not take into consideration all modifications on the accounting practices introduced by Law 11,638/07.

Pag: 135

Our review was performed with the objective of issuing a review report on the accounting information included in the Quarterly Information referred to in the first paragraph, taken as a whole. The statement of segment information for the quarter ended September 30, 2008, represents supplementary information to the quarterly information, is not required by the accounting practices adopted in Brazil and is being presented to facilitate additional analysis. This supplementary information was subject to the same review procedures as applied to the Quarterly Information and, based on our review, we are not aware of any material change that should be made for them to be adequately presented in relation to the Quarterly Information referred to in the first paragraph, taken as a whole.

November 11, 2008

KPMG Auditores Independentes
CRC SP-14.428/O -6-F-RJ

Manuel Fernandes Rodrigues de Sousa
Accountant CRC-RJ-052.428/O -2

Pag: 136

ANNEX	FRAME	DESCRIPTION	PAGE
01	01	IDENTIFICATION	1
01	02	HEAD OFFICE	1
01	03	DIRECTOR OF INVESTOR RELATIONS (BUSINESS ADDRESS)	1
01	04	GENERAL INFORMATION/INDEPENDENT ACCOUNTANTS	1
01	05	CURRENT BREAKDOWN OF PAID-IN CAPITAL	2
01	06	CHARACTERISTICS OF THE COMPANY	2
01	07	COPORATIONS/PARTNERSHIPS EXCLUDED FROM THE CONSOLIDATED STATEMENTS	2
01	08	DIVIDENDS/INTEREST ON CAPITAL APPROVED AND/OR PAID DURING AND AFTER THE CURRENT QUARTER	2
01	09	SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR	3
01	10	INVESTOR RELATIONS DIRECTOR	3
02	01	UNCONSOLIDATED BALANCE SHEET - ASSETS	4
02	02	UNCONSOLIDATED BALANCE SHEET - LIABILITIES	6
03	01	UNCONSOLIDATED STATEMENT OF INCOME FOR THE QUARTER	8
04	01	NOTES TO QUARTERLY INFORMATION	10
05	01	QUARTERLY PERFORMANCE OF THE COMPANY	86
06	01	CONSOLIDATED BALANCE SHEET - ASSETS	89
06	02	CONSOLIDATED BALANCE SHEET - LIABILITIES	91
07	01	CONSOLIDATED STATEMENT OF INCOME FOR THE QUARTER	93
08	01	QUARTERLY CONSOLIDATED PERFORMANCE OF THE COMPANY	95
10	01	CHARACTERISTICS OF THE PUBLIC OR PRIVATE ISSUE OF DEBENTURES	127
16	01	OTHER INFORMATION WHICH THE COMPANY UNDERSTAND RELEVANTS	130
17	01	SPECIAL REVIEW REPORT	135/136

Pag: 137

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 12, 2008

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.